Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

BY AND BETWEEN

JOHNSON CONTROLS INTERNATIONAL PLC

AND

BCP ACQUISITIONS LLC

Dated as of November 13, 2018

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EXHIBITS

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Allocation Schedule
Exhibit E	Form of Foreign Asset Acquisition Agreement
Exhibit F	Form of Foreign Stock Acquisition Agreement
Exhibit G	Form of Intellectual Property Assignment Agreement
Exhibit H	Sample Closing Statement

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STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT, dated as of November 13, 2018 (this “Agreement”), is by and between Johnson Controls International plc, a public limited company incorporated under the Laws of Ireland (“Seller”), and BCP Acquisitions LLC, a Delaware limited liability company (“Purchaser”).

WHEREAS, Seller and certain of its Subsidiaries are engaged in, among other things, the Business;

WHEREAS, on the terms and subject to the conditions set forth herein, the Seller Entities shall sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from the Seller Entities, all of the Seller Entities’ right, title and interest in and to the Purchased Assets, and Purchaser shall assume the Assumed Liabilities (collectively, the “Transaction”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Seller to enter into this Agreement, each of Brookfield Capital Partners V L.P., a Cayman Islands limited partnership, and Brookfield Business Partners L.P., a limited partnership established under the laws of Bermuda (each, a “Guarantor”) is entering into a limited guaranty in favor of Seller (the “Guaranty”) pursuant to which each Guarantor is severally guarantying certain obligations of Purchaser in connection with this Agreement; and

WHEREAS, simultaneously with the Closing under this Agreement, Seller, Purchaser and certain of their respective Affiliates desire to enter into certain other agreements in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms have the meanings set forth below:

“Action” means any Proceeding, claim, demand, audit, review, inquiry, examination, or investigation.

“Adjustment Amount” means (a) the Closing Working Capital minus (b) the Target Working Capital (which resulting amount may be a positive or negative number).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For purposes of this Agreement, neither the Seller Entities nor Seller shall be deemed Affiliates of Purchaser, nor, as of and after Closing, of the Business or the Purchased Companies.

“Asset Retirement Obligation” means $60,000,000.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any employment, retention, profit-sharing, bonus, stock option, stock purchase, restricted stock and other equity or equity-based compensation, incentive, deferred compensation, severance, redundancy, termination or termination indemnity, disability, death benefit, supplemental employment benefit or post-employment or retirement benefit (including pension, health, medical or insurance benefit), “jubilee” pension benefit, change in control, health, welfare, fringe benefit, tuition reimbursement or other benefit plan, program, policy, agreement or arrangement, in each case, whether written or not written, (a) that is established, sponsored, maintained or contributed to (or required to be contributed to) by Seller or any of its Subsidiaries or any of their respective ERISA Affiliates for the benefit of any current or former Business Employee, or (b) for which Seller or any of its Subsidiaries or any of their respective ERISA Affiliates has any direct or any indirect Liability with respect to the Business or any current Business Employee, regardless of whether it is voluntary, private, funded, unfunded, financed by the purchase of insurance, contributory or noncontributory; provided that any benefit plan, program, policy, agreement or arrangement that exists solely because it was required to be established and maintained by applicable Law and any governmental plan or program requiring the mandatory payment of contributions to a governmental fund with respect to the wages of an employee will not be considered a “Benefit Plan” for these purposes.

“Books and Records” means all books, records, lists, reports, files, work papers, work product, correspondence, manuals, sales, marketing and promotional information, literature and studies, personnel and employment records, any information related to Tax imposed on the Purchased Assets and other materials, documents and data in any form or medium (whether in hard copy or computer, digital, mobile or other electronic format).

“Business” means Seller’s and its Affiliates’ business of researching, developing, marketing, manufacturing, licensing, distributing, selling and recycling low voltage energy storage products using lead-acid and lithium-ion technologies that are primarily for use with passenger vehicles, trucks and other motive applications and that are sold to, or distributed through, original equipment manufacturers and aftermarket retailers and distributors. For purposes of Article III, all references to the “Business” shall be deemed to be the business described in the preceding sentence after giving effect to the Pre-Closing Reorganization.

“Business Day” means any day, other than a Saturday, Sunday, or day on which commercial banks are required or authorized to be closed in New York, New York.

“Business Employee” means (a) any Purchased Company Employee and any other employee of Seller or any of its Affiliates who is exclusively employed in the Business, or who is exclusively dedicated to supporting the Business, immediately prior to the Closing (including any such employee who is on sick leave, military leave, vacation, holiday, disability or other similar leave of absence), (b) each individual listed on or filling a vacant position set forth on Section 1.1(a)(i) of the Seller Disclosure Schedules, and (c) any other employee of Seller or any of its Affiliates who has historically dedicated at least 85% of his/her time to the Business and who is listed on Section 1.1(a)(iii) of the Seller Disclosure Schedules, which schedule shall be delivered by Seller to Purchaser no later than 20 (twenty) Business Days prior to the Closing Date, provided that the annual salaries of all such persons in this clause (c) in the aggregate shall not exceed $5,000,000; provided, that such individual is, in the case of (a), (b) and (c), as of immediately prior to the Closing, employed by Seller or any of its Subsidiaries. Notwithstanding the foregoing, no individual listed on Section 1.1(a)(ii) of the Seller Disclosure Schedules shall be considered a Business Employee.

“Business Employee Transaction Payments” means, to the extent not paid prior to the Closing Date, (x) any payments set forth on Section 1.1(b)(i) of the Seller Disclosure Schedules and (y) any other bonuses or other forms of compensation paid or payable to Business Employees as a result of or in connection with the transactions contemplated by this Agreement (excluding, for the avoidance of doubt, severance payments resulting from a termination of employment after the Closing) pursuant to any change in control, retention, transaction or similar bonuses or other payment or obligation pursuant to any Benefit Plan in effect prior to the Closing, including any agreements described in Section 5.2(b) of the Seller Disclosure Schedules but excluding any payments set forth on Section 1.1(b)(ii) of the Seller Disclosure Schedules, in each case, including an employer’s portion of the applicable payroll taxes thereon.

“Business IT Assets” means (a) the Transferred IT Assets and (b) any and all IT Assets owned, licensed or leased by any Purchased Subsidiary.

“Business Material Adverse Effect” means any event, change or effect that has a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Business or the Purchased Companies taken as a whole; provided, that no such event, effect or change to the extent resulting or arising from or in connection with any of the following matters shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to a Business Material Adverse Effect: (a) the general conditions in the industries in which the Business operates; (b) general political, economic, business, monetary, financial or capital or credit market conditions or trends (including interest rates); (c) changes in global or national political conditions or trends; (d) any act of civil unrest, war or terrorism (including by cyberattack or otherwise), including an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war; (e) any conditions resulting from natural disasters or weather developments, including pandemics, earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, manmade disasters or acts of God; (f) the failure of the financial or operating performance of Seller, the Seller Entities or the Business to meet internal, Purchaser or analyst projections, forecasts or budgets for any period (provided, that this clause (f) shall not be construed as implying that Seller is making any representation or warranty herein with respect to any internal, Purchaser or analyst projections, forecasts or budgets and no such representations or warranties are being made; provided, further, that any underlying event, change or effect that caused such failure to meet such projections, forecasts or estimates shall not be excluded by virtue of this clause (f) except to the extent such event, change or effect would be excluded by operation of another clause of this definition); (g) any action taken or omitted to be taken by Seller or any of its Affiliates at the written request of Purchaser, or expressly required or expressly contemplated by the covenants and agreements contained in this Agreement; (h) the execution, announcement, pendency or consummation of this Agreement, the Transaction or the other transactions contemplated hereby, or the identity of Purchaser (including any loss of Business Employees, customers or other business relationships resulting from any of the foregoing); or (i) changes in any applicable Law (including any proposed Law) or GAAP or other applicable accounting principles or standard or any interpretations thereof; provided, that (x) any adverse events, effects or changes resulting from the matters described in any of clauses (a), (b), (c), (d), (e) or (i) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent, and only to the extent, that they have a materially disproportionate effect on the Business relative to similarly situated businesses in the industries in which the Business operates and (y) clause (h) shall not be excluded with respect to the representations and warranties and related conditions contained in this Agreement that explicitly address the consequences of the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby.

“Capex Underspend” means an amount equal to (i) an amount equal to (A) $450,000,000 for the twelve-month period starting on the first day of the month in which the date of this Agreement occurs, multiplied by (B) the percentage represented by the period from and after the date hereof to (and as of) 11:58 p.m. New York City time on the Closing Date (the “Capex Period”) as a percentage of the total twelve-month period starting on the first day of the month in which the date of this Agreement occurs, minus (ii) the total amount of capital expenditures actually made during the Capex Period; provided, that if such number is a negative number then the Capex Underspend shall be equal to $0.

“Cash Amounts” means, of any Person and as of any time, all Cash and Cash Equivalents, in each case of such Person as of such time; provided, that “Cash Amounts” shall, without duplication, (i) exclude Restricted Cash, (ii) exclude the total amount of outstanding checks issued but not yet debited against the applicable amount and (iii) include the total amount of outstanding checks and drafts issued for the benefit of such Person but not yet cleared as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date (in each case of clauses (ii) and (iii), to the extent such outstanding checks and drafts subsequently clear).

“Cash and Cash Equivalents” means all cash and cash equivalents (including those held in bank and other depositary accounts, safe deposit boxes and demand accounts), certificates of deposit, time deposits, negotiable instruments and marketable securities (excluding the Purchased Entity Shares and the Purchased Venture Interests), including those held in brokerage accounts, calculated in a manner consistent with the Transaction Accounting Principles and the Sample Closing Statement (but for the avoidance of doubt, not limited to the line items in the Sample Closing Statement).

“Cause” means, with respect to a Transferred Business Employee, any of the following: (a) a material breach of the provisions of any employment agreement, noncompetition agreement, confidentiality agreement or similar agreement with Purchaser or an Affiliate of Purchaser, or of Purchaser’s or any such Affiliate’s code of ethics or other material policy, as then in effect, that, if capable of being cured, is not cured by such Transferred Business Employee within ten (10) days following receipt of notice of such breach; (b) conduct rising to the level of gross negligence or willful misconduct in the course of employment with Purchaser or an applicable Affiliate of Purchaser; (c) an act or omission by such Transferred Business Employee that results in his or her being indicted, convicted of or pleading guilty or nolo contendere to a (i) felony or (ii) crime involving moral turpitude; (d) a material breach of any fiduciary duty to Purchaser or an Affiliate of Purchaser; or (e) commission of fraud, embezzlement, theft or misappropriation of any monies or assets or properties of Purchaser or an Affiliate of Purchaser.

“Closing Cash Amounts” means an amount equal to the sum of (a) the Cash Amounts of the Purchased Entities plus (b) an amount equal to the sum of the respective amounts for each Purchased Consolidated Venture equal to the product of (i) the Cash Amount of such Purchased Consolidated Venture multiplied by (ii) the percentage of the total outstanding equity interest held by Seller, directly or indirectly, in such Purchased Consolidated Venture, in each case, as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date.

“Closing Funded Debt” means an amount equal to the sum of (a) the Funded Debt of the Purchased Entities plus (b) an amount equal to the sum of the respective amounts for each Purchased Consolidated Venture equal to the product of (i) the Funded Debt of such Purchased Consolidated Venture multiplied by (ii) the percentage of the total outstanding equity interest held by Seller, directly or indirectly, in such Purchased Consolidated Venture, in each case, as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date.

“Closing Purchase Price” means (a) the Base Purchase Price, plus (b) the Estimated Closing Cash Amounts, plus (c) the Estimated Adjustment Amount (which may be a positive or negative number), minus (d) the Estimated Closing Funded Debt.

“Closing Working Capital” means the Working Capital as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement or other material written agreement, memorandum of understanding or other contractual obligation with any labor organization or other authorized employee representative representing Business Employees.

“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information does not contain any untrue statement of a material fact regarding the Business, or omit to state any material fact regarding the Business necessary in order to make such Required Financial Information not misleading under the circumstances; provided, that the availability of financial information of the Business, including any “flash” numbers, prior to the time that the Required Financial Information would become not Compliant pursuant to clause (iii) below, for periods subsequent to the latest quarterly or annual period for which financial information is included in the Required Financial Information, shall not, by virtue of such availability, render such previously delivered Required Financial Information not Compliant; (ii) the financial statements included in such Required Financial Information comply in all material respects with all applicable requirements of, and have been prepared in accordance with, GAAP; and (iii) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high-yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the Business’s independent public accountants to issue a customary “comfort” letter to the Debt Financing Sources to the extent required as part of the Financing, including as to negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period.

“Contract” means any written or oral contract, lease, license, commitment, customer, sales or purchase order, loan or credit agreement, indenture or agreement, instrument or other similar arrangement, other than a Permit.

“Covered Losses” means, subject to Section 9.7, losses, Liabilities (excluding contingent liabilities), claims, fines, deficiencies, damages, payments (including those arising out of any settlement or Judgment relating to any Action), penalties, expenses and reasonable attorneys’ and accountants’ fees and disbursements, in each case that are due and payable.

“Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with any Debt Financing, including the parties to any Debt Commitment Letter (including any Alternative Financing Commitment Letter) and any joinder agreements, credit agreements or indentures (or similar definitive financing documents) relating thereto.

“Debt Financing Sources Related Parties” means the Debt Financing Sources and the commitment parties that are parties to any Alternative Financing Commitment Letter, the respective Affiliates of each of the foregoing and the respective officers, directors, employees, controlling Persons, agents, advisors and the other Representatives and successors of each of the foregoing.

“Environmental Laws” means, collectively, any and all Laws regarding (a) pollution or protection of the environment, threatened or endangered species, wildlife, or natural resources, or (b) protection of human health as affected by exposure to, or actual or alleged Releases of, Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Fraud” means, with respect to any party to this Agreement, an actual and intentional fraud with respect to the making of representations and warranties contained in this Agreement and not with respect to any other matters; provided, that such actual and intentional fraud of such party hereto specifically excludes any statement, representation or omission made negligently or recklessly and shall only be deemed to exist if (i) such party or any of its Representatives had actual knowledge that the representations and warranties made by such party were actually inaccurate when made, (ii) such representations and warranties were made with the intent to induce another party to this Agreement to rely thereon (or with the expectation that such other party would rely thereon) and that such other party would take action or inaction to such other party’s detriment, (iii) such reliance and subsequent action or inaction by such other party was justifiable and (iv) such action or inaction resulted in actual damages to such other party.

“Funded Debt” means, with respect to any Person and as of any time, the aggregate amount of the following (including all accrued and unpaid interest and all prepayment penalties, breakage fees and exit fees that would be incurred in connection with the repayment thereof at such time), without duplication: (a) the outstanding principal amount of any indebtedness for borrowed money (other than trade payables arising in the ordinary course of business), including all accrued but unpaid interest thereon; (b) all obligations evidenced by bonds, debentures, notes or similar instruments of indebtedness, including all accrued but unpaid interest thereon; (c) all capitalized lease obligations that are required to be classified as a balance sheet liability in accordance with GAAP; (d) all obligations under letters of credit, performance bonds, bankers’ acceptances and similar facilities, in each case solely to the extent drawn; (e) all net obligations under any swap, collar or other hedging arrangements, other than any such arrangements entered into or left in place at the Closing at the written request of Purchaser; (f) the deferred purchase price of businesses, properties, securities, goods or services (including any “earn-outs” but excluding current trade payables arising in the ordinary course of business); (g) Liabilities with respect to any unfunded or underfunded (A) retiree health or welfare benefits pursuant to any Mirror Plan (net of assets that are attributable to such Liabilities that are transferred pursuant to a Mirror Trust or otherwise transferred to Purchaser or a Purchased Company), (B) vested, accrued nonqualified deferred compensation pursuant to Purchased Company Benefit Plans or with respect to Transferred Business Employees pursuant to Assumed Benefit Plans or (C) defined benefit pension obligations pursuant to the Johnson Controls, Inc. Pension Plan for Battery Hourly Division, in the case of each of clauses (A), (B) or (C) calculated in a manner consistent with the Transaction Accounting Principles; (h) all severance accrued (or required to be accrued in accordance with GAAP) and all restructuring accruals, including an employer’s portion of the applicable payroll taxes thereon; (i) all obligations of the type described in clauses (a) through (h) of any other Person to the extent such Person is responsible or liable, as obligor, guarantor or otherwise, including any guarantee of such obligations, in each case solely to the extent treated as liabilities in accordance with GAAP, and excluding the guarantees of the obligations set forth on Section 1.1(h) of the Seller Disclosure Schedules; (j) any change of control payments (other than any compensation or other payments paid or payable to employees) to the extent payable by any Purchased Company in connection with the transactions contemplated by this Agreement (including the Pre-Closing Reorganization) and unpaid prior to the Closing; (k) any Business Employee Transaction Payments, any costs or Liabilities incurred in connection with the Pre-Closing Reorganization and any fees, commissions, expenses or similar payments payable to attorneys, accountants, advisors or other professionals, and any bankers’, brokers’ or finders’ fees, in each case of this clause (k) to the extent payable by any Purchased Company or, with respect to any Business Employee Transaction Payments, Purchaser, in connection with the transactions contemplated by this Agreement and unpaid prior to the Closing; (l) an amount equal to the Asset Retirement Obligation; (m) the Purchased Non-

Consolidated Venture Distribution; (n) the Capex Underspend; (o) the aggregate amount, as of immediately prior to the Closing, of unpaid Income Taxes of the Purchased Subsidiaries (other than Taxes with respect to a Combined Tax Return) for all Pre-Closing Periods, whether or not then due; (p) the Insurance Shortfall; and (q) the Non-Consolidated Minority Interest Amount, in each case calculated in a manner consistent with the Sample Closing Statement (but for the avoidance of doubt, not limited to the line items in the Sample Closing Statement). The amount of any Income Taxes for any Straddle Period shall be determined by applying the methodology set forth in Section 6.3.

“GAAP” means U.S. generally accepted accounting principles, consistently applied except for changes in the application thereof in order to comply with changes in such principles from time to time.

“Government Official” means any public or elected official or officer, employee (regardless of rank), or person acting on behalf of a national, provincial, or local government, including a department, agency, instrumentality, state-owned or state-controlled company, public international organization (such as the United Nations or the World Bank), or non-U.S. political party, non-U.S. party official or any candidate for political office. Officers, employees (regardless of rank), or persons acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government, and any other person that would be deemed to be a “government official” under applicable Anti-Corruption Laws shall also be deemed to be “Government Officials.”

“Governmental Entity” means any national, state, local, supranational or foreign government or any court of competent jurisdiction, administrative agency or commission or other national, state, local, supranational or foreign governmental or regulatory authority or instrumentality.

“Hazardous Material” means any substance, pollutant, contaminant, material and waste that is defined or classified in or regulated by any applicable Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products, radioactive materials, lead, lead-based paint and radon gas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Income Taxes” means any Tax that is, in whole or in part, based on or measured by income or gains, and any business franchise, branch profits or similar Tax.

“Indebtedness” means, with respect to any Person and as of any time, any of the following: (a) all Funded Debt of such Person; (b) all letters of credit or performance bonds issued for the account of such Person; and (c) all guarantees and keepwell arrangements issued by such Person to a creditor against a loss with respect to the obligations described in clauses (a) and (b) of this definition, in each case as of such time.

“Insurance Administration” shall mean, with respect to each insurance policy maintained by Seller or any of its Subsidiaries (excluding the Purchased Companies), the accounting for premiums, claim handling and resolution, retrospectively-rated premiums, defense costs, indemnity payments, deductibles and retentions, as appropriate, under the terms and conditions of each such policy; discussions or negotiations with insurers and the control of any Actions relating to any such policy; the reporting to excess insurance carriers of any losses or claims which may cause the per-occurrence, per claim or aggregate limits of any such policy to be exceeded; and the distribution of Insurance Proceeds as contemplated by this Agreement.

“Insurance Proceeds” shall mean those monies:

(a) received by an insured from an insurer, including claim administrators and claims agents; or

(b) paid by an insurer, including claim administrators and claims agents, on behalf of the insured; in any such case net of any out-of-pocket costs or expenses (including any applicable self-insurance or retention amount under a captive insurance arrangement) incurred in the collection thereof to the extent such costs and expenses are demonstrably related to such proceeds and net of any applicable premium adjustments (including reserves and retrospectively-rated premium adjustments) (it being understood that Insurance Proceeds shall include any such amounts received under a captive insurance arrangement).

For the avoidance of doubt, Insurance Proceeds shall not be included in the calculation of any Closing Cash Amounts or Closing Working Capital.

“Insurance Shortfall” shall mean an amount equal to (i) the liabilities of the New Captive Insurance Company minus (ii) the assets of the New Captive Insurance Company, in each case of clauses (i) and (ii) determined in a manner consistent with the accounting principles, practices, methodologies and policies set forth on Section 1.1(g) of the Seller Disclosure Schedules; provided that if such number is a negative number then the Insurance Shortfall shall be equal to $0.

“Intellectual Property” means any and all worldwide intellectual property rights, including (a) patents, patent applications, statutory invention registrations (together with reissues, divisions, continuations, continuations in part, and reexaminations thereof), (b) trademarks, service marks, trade names, domain names, service names, social media identifiers, trade dress, and logos and other source indicators, including all goodwill associated therewith, and registrations and applications for registration thereof, and all renewals of any of the foregoing (“Trademarks”), (c) works of authorship, mask works, copyrights (including copyrights in IT Assets), whether or not registered, and registrations and applications for registration thereof, and all renewals, extensions, reversions, restorations, derivative works and moral rights in connection with the foregoing, (d) trade secrets, databases and compilations, know-how, inventions, methods and processes and (e) rights in Software.

“Intellectual Property Assignment Agreement” means the Intellectual Property Assignment Agreement to be entered into by Seller or certain of its Subsidiaries that transfer Purchased Assets to Purchaser (or its designee) in substantially the form set forth in Exhibit G to this Agreement.

“International Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to principally for the benefit of International Business Employees.

“International Business Employee” means each Business Employee primarily employed outside the United States.

“IRS” means the Internal Revenue Service.

“IT Assets” means any tangible or digital computer systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, firmware, middleware, data communications lines and hardware) and all other information technology equipment.

“JCI Marks” means any and all Trademarks owned by Seller or any of its Affiliates containing the “Johnson Controls”, “Johnson Controls International plc”, “Johnson Controls, Inc.” or “JCI” names, or any confusingly similar variations or derivatives thereof, whether used alone or in combination with other words.

“Judgment” means any judgment, injunction, order or decree of any Governmental Entity.

“Key Employee” means each Business Employee who is listed on Section 1.1(e) of the Seller Disclosure Schedules.

“Knowledge” means, with respect to Seller, the actual knowledge of any Person listed in Section 1.1(d) of the Seller Disclosure Schedules, and, with respect to Purchaser, the actual knowledge of any Person listed in Section 1.1(d) of the Purchaser Disclosure Schedules.

“Law” means any national, state, local, supranational or foreign law, statute, code, order, ordinance, rule, regulation, judgment or treaty (including any Tax treaty), in each case promulgated by a Governmental Entity, or any common law.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Licensed Intellectual Property” means any and all Intellectual Property owned by a third party that is licensed or sublicensed to (a) Seller or any of its Subsidiaries (other than a Purchased Subsidiary) and primarily used or held primarily for use in the operation or conduct of the Business or (b) a Purchased Subsidiary.

“Lien” means any mortgage, deed of trust, lien, pledge, security interest, charge, option, easement, lease, sublease, covenant, right of way, restriction, license or other encumbrance or similar adverse claim of any kind, other than restrictions on transfer arising under applicable securities Laws.

“Marketing Period” means the first period of fourteen (14) consecutive Business Days beginning on or after January 2, 2019 (i) commencing on the date Purchaser shall have received the Required Financial Information and the Required Financial Information is Compliant and (ii) throughout which (1) the Required Financial Information remains Compliant, (2) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1(b), Section 7.2(a) or Section 7.2(b) to fail to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing), assuming the Closing were to be scheduled for any time during such fourteen (14) consecutive Business Day period and (3) the conditions set forth in Section 7.1(a) have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing); provided, that if such fourteen (14) consecutive Business Day period has not ended on or prior to August 16, 2019 then it will not commence earlier than September 3, 2019; provided further, that (1) the Marketing Period in any event shall end on any earlier date on which the Debt Financing (or any other debt financing contemplated by the Debt Commitment Letter or any Alternative Financing) has been consummated and (2) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such fourteen (14) consecutive Business Day period, (I) PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any audited financial statements included in the Required Financial Information, in which case such fourteen (14) consecutive Business Day period shall not commence unless and until a new unqualified audit opinion is issued with respect to such audited financial statements by PricewaterhouseCoopers LLP or another independent public accounting firm of recognized national standing or (II) Seller shall have publicly announced any intention to restate any financial statements included in the Required Financial Information, in which case such fourteen (14) consecutive Business Day period shall not commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended or Seller has announced that it has concluded that no restatement shall be required in accordance with GAAP. If at any time Seller shall believe that it has provided the Required Financial Information that is Compliant, Seller may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Financial Information will be deemed to have been satisfied as of the date of such delivery of such Required Financial Information as has been identified in such notice, unless Purchaser in good faith reasonably believes Seller has not completed the delivery of the Required Financial Information that is Compliant and, within three (3) Business Days after the receipt of such notice from Seller, delivers a written notice to Seller to that effect (stating with specificity which portion of the Required Financial Information Seller has not delivered or is not Compliant); provided that it is understood that the delivery of such written notice from Purchaser to Seller will not prejudice Seller’s right to assert that the Required Financial Information has in fact been delivered.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Non-Consolidated Minority Interest Amount” means $260,000,000.

“Non-US Cash” means any Cash and Cash Equivalents of the Purchased Subsidiaries that are organized outside of the United States.

“Owned Intellectual Property” means any and all (a) Intellectual Property owned or purported to be owned by any Purchased Subsidiary and (b) Transferred Intellectual Property.

“Permits” means permits, approvals, authorizations, consents, licenses, franchises or certificates issued by any Governmental Entity.

“Permitted Liens” means the following Liens: (a) Liens disclosed on or reflected in the Business Financial Statements; (b) statutory Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable, that are being contested by appropriate Proceedings or that may thereafter be paid without penalty, in each case for which an adequate reserve has been established and reflected in the Business Financial Statements in accordance with GAAP; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other similar Liens imposed by Law and on a basis consistent with past practice and in the ordinary course of business, in each case that are not the result of delinquent payments; (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the ordinary course of business and on a basis consistent with past practice securing Liabilities (other than Liens securing Indebtedness constituting Funded Debt) and that do not materially interfere with the ordinary conduct of the Business, as a whole, do not materially detract from the value of the assets to which they relate, and are not otherwise material to the Purchased Assets, in each case that are not the result of delinquent payments; (f) with respect to real property, (i) defects or imperfections of title; (ii) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate, (iii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions, and (iv) Liens not created by Seller or any of its Subsidiaries that affect the underlying fee interest of any leased real property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show; provided, that (with respect to this clause (f) only) any such item does not and would not reasonably be expected to materially interfere with the ordinary conduct of the Business or materially impair the continued use and operation of such real property for the purpose for which it is used as of the Closing Date or materially detract from the value thereof; and (g) Liens deemed to be created by Purchaser under any of the Transaction Documents (other than solely as a result of the execution of this Agreement) or as a result of the Financing.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Period” means any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Period” means any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings by or before any Governmental Entity.

“Property Taxes” means real, personal and intangible ad valorem property Taxes.

“Purchased Companies” means the Purchased Entities and the Purchased Ventures; provided that with respect to the representations and warranties contained in Article III with respect to the Purchased Companies (except for Section 3.2(b)), all such representations and warranties shall be deemed to be made to the Knowledge of Seller insofar as they relate to any Purchased Non-Consolidated Venture.

“Purchased Company Benefit Plan” means (a) any Benefit Plan solely sponsored, maintained or contributed to by, or for, any Purchased Company, and (b) any other Benefit Plan identified as a Purchased Company Benefit Plan on Section 3.15(a) of the Seller Disclosure Schedules.

“Purchased Company Employee” means any employee of Seller or its Affiliates who is employed by a Purchased Company immediately prior to the Closing.

“Purchased Non-Consolidated Venture Distribution” means an amount equal to (i) the sum of all dividends or other distributions (whether in cash, stock or property or any combination thereof) to Seller or any of its Affiliates in respect of the equity interests of any Purchased Non-Consolidated Venture that is declared or paid from and after June 30, 2018 to 11:58 p.m. local time in the jurisdiction of such Purchased Non-Consolidated Venture on the Closing Date, excluding, in each case, any such dividends or other distributions that are made in the ordinary course of business; provided, that if there is an Exclusion (as such term is defined in Section 2.4(a)(iii)(B) of the Seller Disclosure Schedules), then any such dividends or distributions with respect with the equity interests of the Specified Non-Consolidated Venture shall (A) not be included in the Purchased Non-Consolidated Venture Distribution and (B) be deducted from the payment made by Purchaser to Seller on the Second Closing Date, to the extent that there is a Second Closing Date; plus (ii) the sum of all payments (whether in cash, stock or property or any combination thereof) paid or payable by any third party to Seller or any of its Affiliates in respect of the sale or redemption of equity interests of any Purchased Venture from and after the date hereof to 11:58 p.m. local time in the jurisdiction of such Purchased Venture on the Closing Date, excluding, for the avoidance of doubt, any such payment in connection with the transaction set forth on Item 3 of Section 3.7(a) of the Seller Disclosure Schedules.

“Purchased Subsidiaries” means the Purchased Entities and the Purchased Consolidated Ventures.

“Purchaser Disclosure Schedules” means those certain Purchaser Disclosure Schedules delivered pursuant to this Agreement immediately prior to the execution hereof on the date hereof by Purchaser to Seller.

“Purchaser’s Fundamental Representations” means those representations and warranties set forth in Section 4.1 and Section 4.2.

“Regulatory Approvals” means all Approvals from antitrust and other Governmental Entities that are required under applicable Law (including Antitrust Laws) to permit the consummation of the Transaction and the other transactions contemplated by this Agreement.

“Release” means any actual or alleged spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representative” of a Person means any officer, director or employee of such Person or any consultant, investment banker, attorney, accountant, agent or other advisor or representative of such Person.

“Required Financial Information” means (i) all financial statements, financial data, audit reports and other financial information regarding the Business of the type that would be required for a registered public offering of non-convertible debt securities on a registration statement on Form S-1 under the Securities Act to consummate the offering of high-yield debt securities contemplated by the Debt Commitment Letter and customarily included in an offering memorandum for private placements of non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act, assuming that such offering was consummated at the same time during the Business’s fiscal year as such offering of debt securities will be made (including all audited financial statements (which, for the avoidance of doubt, will only include audited balance sheets as of September 30, 2018 and September 30, 2017, and the related consolidated statements of operations and comprehensive (loss) income, changes in equity, and cash flows for the fiscal years ended September 30, 2018, 2017 and 2016) and the three (3), six (6) or nine (9) month, as applicable, subsequent unaudited interim financial statements for the most recent quarterly period ended at least 45 days prior to the date on which the information is required by this definition, including the applicable comparison period, which will have been reviewed by the Business’s independent public accountants as provided in AS Section 4105, Reviews of Interim Financial Information); and (ii) such other pertinent and customary information regarding the Business (A) as may be reasonably requested by Purchaser to the extent that such information is required or customarily provided in connection with the Debt Financing and of the type and form customarily included in an offering memorandum for private placements of non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act or (B) as otherwise necessary to receive from the Business’s independent public accountants customary “comfort” (including “negative assurance” and change period) with respect to the financial information to be included in such offering memorandum; provided that the Required Financial Information (other than the audited and reviewed financial statements referred to in clause (i) above) shall only be obligated to be delivered to the extent such information may be obtained from the books and records of the Business. Notwithstanding anything to the contrary in clauses (i) and (ii) of this definition, nothing will require Seller or any of its Subsidiaries to provide (or be deemed to require Seller to prepare) any Excluded Information.

“Restricted Cash” means an amount equal to (i) any applicable withholding and other Taxes imposed or that would be imposed on the distributions of any Non-US Cash to Purchaser by a Purchased Subsidiary (including any interim distributions from one Purchased Subsidiary to another Purchased Subsidiary), other than with respect to any Non-US Cash capable of being distributed to Purchaser within thirty (30) days following the Closing Date without the imposition of any such Taxes, plus (ii) any reasonable and necessary out-of-pocket costs that would be incurred to lawfully repatriate to Purchaser any Non-US Cash as of the day immediately following the Closing Date, other than with respect to any Non-US Cash capable of being lawfully repatriated to Purchaser within thirty (30) days following the Closing Date without the incurrence of any such out-of-pocket costs, plus (iii) any Non-US Cash not capable of being legally distributed to the equity holders of a Purchased Subsidiary as a cash dividend or a distribution out of share capital as of the Closing, other than with respect to any Non-US Cash capable of being legally distributed within thirty (30) days following the Closing Date.

“Seller Benefit Plan” means any Benefit Plan other than a Purchased Company Benefit Plan.

“Seller Disclosure Schedules” means those certain Seller Disclosure Schedules delivered pursuant to this Agreement immediately prior to the execution hereof on the date hereof by Seller to Purchaser.

“Seller Entities” means Seller and all of its Subsidiaries that have any right, title or interest in or to any Purchased Assets (including Purchased Entity Shares and Purchased Venture Interests) and/or Assumed Liabilities, including the entities listed on Section 1.1(c) of the Seller Disclosure Schedules.

“Seller’s Fundamental Representations” means those representations and warranties set forth in Section 3.1 and Section 3.3.

“Seller Related Party” means the Seller Entities and each of their respective Affiliates and their and their respective Affiliates’ stockholders, partners, members, officers, directors, employees, controlling Persons, agents and Representatives.

“Senior Management of the Business” means the individuals listed on Section 1.1(f) of the Seller Disclosure Schedules.

“Software” means computer software programs, systems, applications and code, including all source code, object code and documentation related thereto.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means with respect to any Person, any corporation, limited liability company or other entity whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided, that (i) no Purchased Non-Consolidated Venture shall be deemed to be a Subsidiary of Seller or any other Seller Entity or, after the Closing, of Purchaser, and (ii) each Purchased Consolidated Venture shall be deemed to be a Subsidiary, prior to the Closing, of Seller and, after the Closing, of Purchaser.

“Tangible Personal Property” means machinery, equipment, furniture, vehicles, spare and replacement parts, fuel, fixtures, tools, IT Assets and all other tangible personal property.

“Target Working Capital” means $1,550,000,000.

“Tax” means any tax of any kind, including any federal, state, local or foreign income, franchise, estimated, sales, use, ad valorem, receipts, value added, goods and services, profits, license, withholding, payroll, employment, unemployment, excise, premium, property, net worth, capital gains, customs duty, escheat, capital stock, transfer, stamp, documentary, social security, environmental, alternative or add-on minimum, occupation, and any other assessment or governmental charge, together with all interest, penalties and additions imposed with respect to such amounts (including with respect to the failure to file any Tax Return).

“Tax Asset” means any Tax Item that could reduce a Tax, including a net operating loss, net capital loss, general business credit, foreign Tax credit, charitable deduction or credit related to alternative minimum Tax or other Tax credit.

“Tax Benefit” means the Tax effect of any Tax Item that decreases Taxes paid or payable, including any interest with respect thereto or interest that would have been payable but for such item.

“Tax Claim” means any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VI.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” means any audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Taxing Authority relating to Taxes, including any attachment or schedule thereto and any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Transaction Documents” means this Agreement, the Confidentiality Agreement, the Transition Services Agreement, the Foreign Acquisition Agreements, the Bill of Sale, the Assignment and Assumption Agreement, the Intellectual Property Assignment Agreement and the Foreign Closing Documents.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any comparable foreign, state or local law.

“Working Capital” means, as of any time, the net working capital of the Purchased Assets (including 100% of the net working capital of the Purchased Entities and Purchased Consolidated Ventures, but not including any of the net working capital of any Purchased Non-Consolidated Ventures) and Assumed Liabilities as of such time, calculated by subtracting (a) the sum of the amounts as of such time for the liability line items and the general ledger accounts shown on the Sample Closing Statement, from (b) the sum of the amounts as of such time for the asset line items and general ledger accounts shown on the Sample Closing Statement, in each case determined in accordance with the Transaction Accounting Principles; provided, that (x) in no event shall Working Capital include (i) any amount included within the definition of Cash Amounts or Funded Debt, or (ii) any asset or liability (current or deferred) in respect of Income Taxes, and (y) assets newly acquired and liabilities newly incurred following the date of the Sample Closing Statement, in each case in accordance with the terms and conditions of this Agreement, that cannot be appropriately placed in line items in the Sample Closing Statement, but that constitute Purchased Assets or Assumed Liabilities, will also be included to the extent consistent with the Transaction Accounting Principles. For the avoidance of doubt, Working Capital includes any current asset or liability in respect of Taxes (other than Income Taxes). Subject to the foregoing, the parties hereto agree that any amount included within the definition of Working Capital, Cash Amounts or Funded Debt shall be adjusted, if necessary, to include amounts to the extent that they constitute a Purchased Asset or Assumed Liability, and to exclude amounts to the extent they constitute an Excluded Asset or Retained Liability.

Section 1.2. Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section
338 Election	6.10(a)
Acquisition	5.20
Agreement	Preamble
Allocation Schedule	2.10
Allocations	2.10
Alternative Financing	5.16(b)
Alternative Financing Commitment Letter	5.16(b)
Anti-Corruption Laws	3.19(a)
Antitrust Laws	3.4
Approvals	2.11(a)
Assignment and Assumption Agreement	2.8(a)(vi)
Assumed Liabilities	2.6
Balance Sheet Date	3.6(a)
Base Purchase Price	2.2
BBU	5.17(a)
Bill of Sale	2.8(a)(v)
Burdensome Condition	5.1(c)
Business Balance Sheet	3.6(a)
Business Financial Statements	3.6(a)
Business Permits	3.12(b)
Business Provided Credit Enhancements	5.8(b)
Capex Period	Capex Underspend definition
Casualty Policies	5.10(b)
Closing	2.3
Closing Date	2.3
Closing Statement	2.9(b)
COBRA	5.7(j)
Combined Tax Return	6.4(a)
Commitment Letters	4.4
Company Representatives	3.19(a)
Competing Business	5.14(b)(ii)
Confidentiality Agreement	5.3

Covered Person	5.14(a)
Debt Commitment Letter	4.4
Debt Financing	4.4
Deductible	9.2(c)
Deeds	2.8(a)(vii)
Definitive Financing Agreements	5.16(a)
Dispute Notice	2.9(d)
Dispute Resolution Period	2.9(d)
Divestiture Action	5.1(c)
Divestiture Offer	5.14(b)(iii)
Divestiture Offer Acceptance Period	5.14(b)(iii)
Divestiture Offer Price	5.14(b)(iii)
Divestiture Offer Proposal Period	5.14(b)(iii)
Divestiture Period	5.14(b)(iii)
Enforceability Exceptions	3.3
Environmental Permits	3.13(a)
Equity Commitment Letter	4.4
Equity Financing	4.4
Estimated Adjustment Amount	2.9(b)
Estimated Closing Cash Amounts	2.9(b)
Estimated Closing Funded Debt	2.9(b)
Excluded Assets	2.5
Excluded Business Taxes	6.1
Excluded Information	5.17(a)
Final Purchase Price	2.9(f)
Financing	4.4
Financing Uses	4.4
Foreign Acquisition Agreements	2.12
Foreign Closing Documents	2.8(a)(viii)
Guarantor	Recitals
Guaranty	Recitals
HK Company	2.8(a)(iv)
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Independent Accounting Firm	2.9(d)
Infringe	3.9(b)
Insurance Administration Procedures	5.10(b)
Interest Rate	8.2(c)
Material Contracts	3.11(a)
Mirror Plan	5.7(k)(ii)
Mirror Trust	5.7(k)(ii)
New Captive Insurance Company	5.10(a)
OFAC	3.19(d)
Offered Divestiture Business	5.14(b)(iii)
Outside Date	8.1(d)
Post-Closing Statement	2.9(c)

Post-Retirement Plan	5.7(k)(ii)
Pre-Closing Reorganization	5.13(a)
Pre-Closing Separate Tax Return	6.4(a)
Purchased Assets	2.4
Purchased Consolidated Venture	2.4(a)
Purchased Entities	2.4(a)
Purchased Entity	2.4(a)
Purchased Entity Securities	3.2(a)
Purchased Entity Shares	2.4(a)
Purchased Non-Consolidated Venture	2.4(a)
Purchased Venture Governing Documents	3.2(b)
Purchased Venture Interests	2.4(a)
Purchased Venture Securities	3.2(b)
Purchased Ventures	2.4(a)
Purchaser	Preamble
Purchaser 401(k) Plan	5.7(g)
Purchaser FSA Plan	5.7(h)
Purchaser Indemnified Parties	9.2(a)
Purchaser Material Adverse Effect	4.1(b)
Purchaser Tax Indemnified Parties	6.1
Purchaser’s Allocation Notice	2.10
R&W Insurance Policy	5.18
Related Parties	10.14
Related Party Agreement	3.16
Released Purchaser Parties	5.21(a)
Released Seller Parties	5.21(b)
Releasing Party Employees	5.21(a)
Releasing Purchaser Parties	5.21(b)
Releasing Seller Parties	5.21(a)
Required Regulatory Approvals	7.1(a)
Retained Liabilities	2.7
Sample Closing Statement	2.9(a)
Sanctions	3.19(d)
Securities Act	4.8
Self-Insured Claims	5.10(a)
Seller	Preamble
Seller 401(k) Plans	5.7(g)
Seller FSA Plan	5.7(h)
Seller Indemnified Parties	9.3
Seller Licensed IP	5.9(b)(i)
Seller Provided Credit Enhancements	5.8(a)
Seller Tax Indemnified Parties	6.2
Seller’s Allocations	2.10
Shared Contract	2.11(c)
Solvent	4.9
Specially Designated National or Blocked Person	3.19(d)

Specified Business Contracts	2.4(b)
Specified Non-Consolidated Venture	2.4(a)
Specified Non-Consolidated Venture Interests	2.4(a)
Step Plan	5.13(a)
Straddle Period Separate Tax Return	6.4(b)
Subsequent Loss	6.5(c)
Termination Fee	8.2(b)
Third Party Claim	9.4(a)
Top Customers	3.21(a)
Top Suppliers	3.21(b)
Trademarks	Intellectual Property definition
Transaction	Recitals
Transaction Accounting Principles	2.9(a)
Transfer Taxes	6.12
Transferred Business Employee	5.7(a)(ii)
Transferred FSA Balances	5.7(h)
Transferred Intellectual Property	2.4(d)
Transferred International Business Employees	5.7(m)
Transferred IT Assets	2.4(r)
Transferred Leased Property	2.4(c)(ii)
Transferred Leases	2.4(c)(ii)
Transferred Owned Property	2.4(c)(i)
Transferred Permits	2.4(j)
Transition Period	5.9(a)
Transition Services Agreement	2.8(a)(iii)
Venture Equity Interests	3.2(b)

ARTICLE II

PURCHASE AND SALE; CLOSING

Section 2.1. Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall, and shall cause the other Seller Entities to, sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase, acquire and accept from Seller and the other Seller Entities, all of Seller’s and the other Seller Entities’ right, title and interest in and to the Purchased Assets, free and clear of all Liens, other than Permitted Liens (except that the Purchased Entity Shares and Purchased Venture Interests shall not have any Permitted Liens).

Section 2.2. Purchase Price. In consideration for the Purchased Assets and the other obligations of Seller pursuant to this Agreement, at the Closing, Purchaser shall: (i) pay to Seller an aggregate of Thirteen Billion Two Hundred Forty-Four Million Dollars ($13,244,000,000) in cash (the “Base Purchase Price”), as adjusted in accordance with Section 2.9; and (ii) assume the Assumed Liabilities.

Section 2.3. Closing Date. The closing of the Transaction (the “Closing”) shall take place at 9:00 a.m. New York City time, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, on the later of (x) April 30, 2019 and (y) the third (3rd) Business Day following the date on which the last of the conditions set forth in

Article VII (other than those conditions that are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) is satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefits thereof) or at such other place, time and date as may be agreed among Seller and Purchaser; provided that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, unless otherwise agreed by Purchaser and Seller, Purchaser shall not be required to effect the Closing until the earlier of (i) a Business Day during the Marketing Period specified by Purchaser on no less than three (3) Business Days’ prior written notice to Seller and (ii) the third (3rd) Business Day following the final day of the Marketing Period; provided, further, that at Seller’s request with notice given to Purchaser prior to commencement of the Marketing Period, the parties shall delay the Closing until the last day of the calendar month in which the Marketing Period ends (it being understood and agreed that if the Required Financial Information is no longer Compliant during such period that the Closing is delayed, then the Marketing Period shall not be deemed to have commenced until such time that the Required Financial Information resumes being Compliant); provided, further, that if the Closing would otherwise occur on March 31, 2019 or June 30, 2019 pursuant to this Section 2.3, then, unless Purchaser otherwise so elects, the Closing shall occur on the first (1st) Business Day after each such date; provided, further, that it is understood and agreed that the obligations of each party to consummate the transactions contemplated hereby shall remain subject to the continued satisfaction or waiver of the conditions set forth in Article VII until such time that the Closing actually occurs. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” Purchaser and Seller agree that if the Closing occurs, the effective time of the Closing shall be deemed to be 11:59 p.m. local time in each applicable jurisdiction on the Closing Date.

Section 2.4. Purchased Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall, and shall cause the other Seller Entities (other than the Purchased Companies) to, sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase, acquire and accept from the Seller Entities, free and clear of all Liens, other than Permitted Liens (except that the Purchased Entity Shares and Purchased Venture Interests shall not be subject to any Permitted Liens), all of the Seller Entities’ right, title and interest as of the Closing in the following, without duplication (the “Purchased Assets”):

(a) (i) One hundred percent (100%) of the equity interest (the “Purchased Entity Shares”) in the entities listed on Section 2.4(a)(i) of the Seller Disclosure Schedules (each, a “Purchased Entity,” and, collectively, the “Purchased Entities”); (ii) the issued and outstanding equity interests held by Seller or any of its Subsidiaries of each of the entities listed on Section 2.4(a)(ii) of the Seller Disclosure Schedules (each, a “Purchased Consolidated Venture”); and (iii) (A) the issued and outstanding equity interests held by Seller or any of its Subsidiaries of each of the entities listed on Section 2.4(a)(iii)(A) of the Seller Disclosure Schedules, and (B) the percentage of the issued and outstanding equity interests (the “Specified Non-Consolidated Venture Interests”) of the entity (the “Specified Non-Consolidated Venture”) listed on Item 1 of Section 2.4(a)(iii)(B) of the Seller Disclosure Schedules (together with the equity interests referred to in clause (ii) and clause (iii)(A), the “Purchased Venture Interests”, and each of the entities listed on Section 2.4(a)(iii)(A) of the Seller Disclosure Schedules and Section 2.4(a)(iii)(B) of the Seller Disclosure Schedules, a “Purchased Non-Consolidated Venture,” and together with the Purchased Consolidated Ventures, the “Purchased Ventures”);

(b) (i) (A) Each Contract set forth on Section 2.4(b)(i) of the Seller Disclosure Schedules and (B) any other Contract primarily used, or held primarily for use, in the operation or conduct of the Business, in each case of (A) and (B), if related exclusively to the Business, then in its entirety, and if not related exclusively to the Business, then only with respect to (and preserving the meaning of) those portions of it that relate to the Business, subject to Section 2.11(c); and (ii) any Contract executed after the date of this Agreement and prior to the Closing in accordance with the terms and conditions of this Agreement that is primarily used, or held primarily for use, in the operation or conduct of the Business, if related exclusively to the Business, then in its entirety, and if not related exclusively to the Business, then only with respect to (and preserving the meaning of) those portions of it that relate to the Business, subject to Section 2.11(c) and Section 2.11(d) (collectively, such Contracts or portion of such Contracts, as the case may be, described by clauses (i) and (ii), the “Specified Business Contracts”); provided, that Seller may update Section 2.4(b)(i) of the Seller Disclosure Schedules no later than one (1) Business Day prior to the Closing Date to account for Contracts that have terminated in accordance with their terms in each case after the date of this Agreement and prior to the Closing Date;

(c) (i) All of Seller’s and its Subsidiaries’ right, title and interest in the owned real property listed in Section 2.4(c)(i) of the Seller Disclosure Schedules and any other owned real property primarily used, or owned or held primarily for use, in the operation or conduct of the Business (such owned real property, the “Transferred Owned Property”), including all buildings, structures, improvements and fixtures thereon and all interests appurtenant thereto, and (ii) the leases, subleases, licenses, sublicenses or other occupancy agreements governing the leased real property listed in Section 2.4(c)(ii) of the Seller Disclosure Schedules and any other leased real property primarily used, or held primarily for use, in the operation or conduct of the Business (collectively, such leased, subleased, licensed, sublicensed or occupied real property, the “Transferred Leased Property,” and such leases, subleases, licenses, sublicenses or other occupancy agreements, collectively, the “Transferred Leases”);

(d) (i) All of the Intellectual Property listed in Section 2.4(d) of the Seller Disclosure Schedules and (ii) any and all Intellectual Property that is (A) owned by Seller or any of its Subsidiaries and (B) primarily used or held primarily for use in the operation or conduct of the Business (collectively, the “Transferred Intellectual Property”);

(e) (i) Any and all Tangible Personal Property located on the premises of the Transferred Leased Property and Transferred Owned Property and (ii) the Tangible Personal Property listed in Section 2.4(e)(ii) of the Seller Disclosure Schedules; provided, that Seller may update Section 2.4(e)(ii) of the Seller Disclosure Schedules no later than one (1) Business Day prior to the Closing Date to account for Tangible Personal Property that has been replaced in the ordinary course of business consistent with past practice after the date of this Agreement and prior to the Closing Date in accordance with the terms and conditions of this Agreement;

(f) Any and all trade receivables (whether current or non-current) and other accounts, notes or other receivables (other than from Seller or any of its Subsidiaries (other than any Purchased Company)) of the Business as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date;

(g) Any and all prepaid expenses (including ad valorem taxes, leases and rentals) and security deposits of the Business as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date or arising out of the Specified Business Contracts;

(h) Any and all supplies, raw materials, work-in-process, finished goods and other inventories primarily used, or owned or held primarily for use, by the Business;

(i) Any and all goodwill, if any, of the Business or the Purchased Assets;

(j) All Permits primarily used, or held primarily for use, in the operation or conduct of the Business (the “Transferred Permits”);

(k) Except as set forth in Section 5.7, (i) any and all assets related to the Purchased Company Benefit Plans and with respect to the Transferred Business Employees pursuant to the Assumed Benefit Plans and (ii) assets under the Post-Retirement Plans related to the Mirror Trusts or otherwise related to the Mirror Plans that are transferred to Purchaser or its Affiliates or a Purchased Company;

(l) Any and all rights, claims, credits, causes of action, defenses and rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent arising from the Purchased Assets or out of the Specified Business Contracts;

(m) (A) Sole ownership and all originals and copies of all Books and Records that are in the possession or control of Seller or any of its Subsidiaries and (1) are exclusively used or held for use in the operation of the Business (subject to the exceptions below) or (2) relate exclusively to an Assumed Liability, and (B) co-ownership and one copy in mutually-agreed form of any other Books and Records that are in the possession or control of Seller or any of its Subsidiaries and are primarily or otherwise used or held for use in the operation of the Business (with each party having the right to use and license others to use same after the Closing Date without the consent of or an accounting to the other party), in each case other than any Books and Records (or portions thereof) (1) that Seller or such Subsidiary is required by Law (or binding contractual obligation binding as of the date hereof) not to transfer (in such case copies of which, to the extent permitted by Law and the above contractual obligations, will be delivered to Purchaser at the Closing), (2) records that have been created electronically pursuant to automatic or ordinary course back-up, security or disaster recovery systems that would be unduly burdensome or costly to retrieve except to the extent such records are material to the Business and Purchaser reimburses Seller or such Subsidiary for any out-of-pocket extraction costs, (3) to the extent exclusively relating to Excluded Assets or Retained Liabilities and (4) that consist of income Tax Returns of Seller or any of its Subsidiaries (other than the Purchased Companies) and any Combined Tax Returns (and Books and Records relating primarily to such Tax Returns); provided, that, (x) with respect to any Tax Returns or other Books and Records of the Purchased Companies that are Purchased Assets pursuant to this clause (m), Seller or such Subsidiary may be permitted to keep copies of such Tax Returns or other Books and Records, and (y) upon Purchaser’s reasonable request, Seller or such Subsidiary shall extract from the Combined Tax Returns and provide to Purchaser information related solely to the Purchased Companies, the Purchased Assets, the Assumed Liabilities or the Business;

(n) (i) To the extent permitted by applicable Law, all insurance policies primarily related to the Business or maintained primarily for the Purchased Companies and (ii) all property and casualty Insurance Proceeds received or receivable in connection with the damage or complete destruction of any Purchased Assets or assets that would have been included in the Purchased Assets but for such damage or complete destruction, in each case net of any deductible to the extent demonstrably related to such proceeds and the cost of repair or replacement of such assets and related administrative costs;

(o) All rights and claims under any and all warranties extended by suppliers, vendors, contractors, manufacturers and licensors, and rights to refunds or rebates, in relation to any of the Purchased Assets;

(p) To the extent permitted by applicable Law, all Collective Bargaining Agreements;

(q) All other assets set forth on Section 2.4(q) of the Seller Disclosure Schedules;

(r) Any and all IT Assets owned by Seller or any of its Subsidiaries which are: (i) located on the premises of the Transferred Leased Property or Transferred Owned Property or (ii) primarily used or held primarily for use in the operation or conduct of the Business (collectively, the “Transferred IT Assets”); and

(s) With respect to any assets not otherwise addressed by the other subsections of this Section 2.4 above, and except to the extent any asset would be excluded from the definition of “Purchased Assets” by operation of another subsection of this Section 2.4, all of the assets, properties and business of every kind and description, wherever located, tangible or intangible, known or unknown, that is primarily used, or held or owned primarily for use, in the operation or conduct of the Business, or primarily arising from the operation of the Business.

Section 2.5. Excluded Assets. Notwithstanding anything to the contrary contained herein, Purchaser expressly understands and agrees that the following assets and properties of the Seller Entities and the Purchased Companies (the “Excluded Assets”) shall be retained by the Seller Entities and their Affiliates (other than the Purchased Companies), and shall be excluded from the Purchased Assets, notwithstanding any other provision of this Agreement:

(a) Any and all Cash Amounts (other than any Cash Amounts of the Purchased Companies as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date to the extent such Cash Amounts are included in the determination of Closing Cash Amounts);

(b) Any and all equity interests in any Affiliate of Seller (other than the Purchased Companies and their respective Subsidiaries);

(c) Except as set forth in Section 5.7, (i) any and all assets related to the Seller Benefit Plans (other than the assets with respect to the Transferred Business Employees under the Assumed Benefit Plans) and (ii) the assets under the Post-Retirement Plans (other than related to the Mirror Trusts or otherwise related to the Mirror Plans that are transferred to Purchaser or its Affiliates or a Purchased Company);

(d) Any and all loans and advances, if any, by the Seller Entities to any of their Affiliates or otherwise to the Business;

(e) Any and all Intellectual Property (including the JCI Marks), other than the Owned Intellectual Property;

(f) Any and all Contracts and portions of Contracts, other than the Specified Business Contracts and Transferred Leases (subject to Section 2.11(c) and Section 2.11(d));

(g) Except as included in Section 2.4, any and all owned and leased real property and other interests in real property;

(h) Any and all refunds or credits of or against Excluded Business Taxes as determined pursuant to Section 6.5(b);

(i) Other than the Books and Records specified in Section 2.4(m), any and all Tax Returns and other books and records related to Taxes paid or payable by Seller, the Seller Entities or any of their respective Affiliates (other than the Purchased Companies);

(j) All of the rights and interests of Seller and its Affiliates (including the Seller Entities) in and to all correspondence and documents, including the Confidentiality Agreement, in connection with the sale of the Business;

(k) Except as set forth in Section 2.4(n) and subject to Section 5.10, any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements whether or not related to the Business, for all periods before, through and after the Closing, including any and all refunds and credits due or to become due thereunder and any and all claims, rights to make claims and rights to proceeds on any such insurance policies for all periods before, through and after the Closing;

(l) Any and all Permits other than the Transferred Permits;

(m) All rights to receive administrative and corporate (overhead, shared and other) services and benefits of the kind provided to the Business by the Seller Entities (other than any Purchased Company), either directly or indirectly through third-party service providers, prior to the Closing Date, and all assets of the Seller Entities (other than any Purchased Company) related thereto, including (A) computer and information processing services (other than as provided through such IT Assets that are part of the Tangible Personal Property described under Section 2.4(e)), (B) finance, accounting and payroll services, (C) facilities management services (including environmental, health and safety), (D) treasury services (including banking, insurance, administration, taxation and internal audit), (E) general and administrative services, (F) executive and management services, (G) legal services, (H) human resources services, (I) risk management services, (J) group purchasing services, (K) corporate marketing, strategy and development services, (L) corporate travel and aircraft services, and (M) investor relations services, in each case unless such services are provided through Purchased Companies, Purchased Assets, Transferred Business Employees or provided pursuant to the terms of the Transition Services Agreement;

(n) All assets and other rights relating to the Business sold or otherwise transferred or disposed of during the period from the date hereof through and including the Closing Date, as expressly permitted in accordance with the provisions of this Agreement, and all rights arising under or relating to any Retained Liabilities;

(o) All other assets set forth on Section 2.5(o) of the Seller Disclosure Schedules; and

(p) Except for any Purchased Assets or any assets set forth on Section 2.4 of the Seller Disclosure Schedules, and except to the extent an asset would be excluded from the definition of “Excluded Assets” by operation of another subsection of this Section 2.5, any and all assets, business lines, properties, rights, Contracts and claims of the Seller Entities or any of their Subsidiaries (other than a Purchased Company) not primarily used, or owned or held primarily for use, in the operation or conduct of the Business, or primarily arising from the conduct of the Business, wherever located, whether tangible or intangible, real, personal or mixed.

The parties acknowledge and agree that neither Purchaser nor any of its Subsidiaries will acquire or be permitted to retain any direct or indirect right, title and interest in any Excluded Assets.

Section 2.6. Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall assume and hereby agrees to pay, discharge or perform when due all of the Liabilities of Seller and its Affiliates related to or arising out of the Purchased Assets or to the extent related to or arising out of the Business, in each case other than the Retained Liabilities (the “Assumed Liabilities”), in each case, whether accruing prior to, on or after Closing, including the following:

(a) Any and all Liabilities relating to or arising out of the Specified Business Contracts;

(b) Notwithstanding any provision in Section 2.7 (except Section 2.7(b), Section 2.7(c) and Section 2.7(k)), any and all Liabilities (i) relating in any way to Environmental Laws or the Release of or exposure to Hazardous Materials and (ii) arising out of or relating to in any way any past, current or future businesses, operations, services or properties of or associated with the Purchased Assets, the Assumed Liabilities or the Business (including any businesses, operations, products or properties for which a former, current or future owner or operator of the Purchased Assets, the Assumed Liabilities or the Business may be alleged to be responsible as a matter of Law, Contract or otherwise);

(c) Any and all Liabilities for Taxes imposed with respect to, arising out of or relating to the Purchased Assets, the Assumed Liabilities or the Business other than Excluded Business Taxes;

(d) Any and all Liabilities relating to or arising out of the Business, whether accruing before, on or after the Closing Date, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished as of the Closing Date, other than Excluded Business Taxes;

(e) Any and all Liabilities (i) in respect of Transferred Business Employees arising at or after the Closing or incurred prior to the Closing Date, (ii) assumed by Purchaser pursuant to Section 5.7, or (iii) arising with respect to the Transferred Business Employees pursuant to the Assumed Benefit Plans;

(f) Any and all Liabilities (i) in clause (g) or (h) in the definition of Funded Debt or (ii) relating to or arising out of the Purchased Company Benefit Plans;

(g) Any and all Liabilities of the Purchased Companies, including any Funded Debt or other Indebtedness of the Purchased Companies (in the case of such Funded Debt, solely to the extent such Funded Debt is included in the determination of Closing Funded Debt), related to or arising out of the Purchased Assets or to the extent related to or arising out of the Business;

(h) Any and all Funded Debt or other Indebtedness to the extent related to or arising out of the Purchased Assets or the Business (in the case of such Funded Debt, solely to the extent such Funded Debt is included in the determination of Closing Funded Debt); and

(i) All other Liabilities identified on Section 2.6(i) of the Seller Disclosure Schedules.

Section 2.7. Retained Liabilities. The Seller Entities (other than the Purchased Companies) shall retain, and Purchaser shall not assume (and the Purchased Companies shall not be liable for), the following Liabilities of Seller or any of its Affiliates or any Purchased Company, or in each case any predecessor thereof, whether presently in existence or arising thereafter (the Liabilities referred to in this Section 2.7, collectively, the “Retained Liabilities”):

(a) Except as set forth in Section 2.6(g) or Section 2.6(i), any Indebtedness;

(b) Liabilities for which Seller or any of its Affiliates (other than the Purchased Companies) expressly has responsibility pursuant to this Agreement;

(c) Liabilities to the extent arising out of or related to the Excluded Assets;

(d) Except as set forth in Section 2.6(e)(iii) and (f) or Section 5.7, Liabilities arising under any Seller Benefit Plan (other than with respect to the Transferred Business Employees pursuant to the Assumed Benefit Plans) or under the Post-Retirement Plans that are transferred to the Mirror Plans;

(e) Liabilities for Excluded Business Taxes;

(f) Corporate-level Liabilities of Seller and its Affiliates;

(g) the Liabilities set forth on Section 2.7(g) of the Seller Disclosure Schedules;

(h) Liabilities relating to or arising out of the portions of the Shared Contracts that are not Specified Business Contracts;

(i) Liabilities not related to or arising out of the Purchased Assets or to the extent not related to or arising out of the Business;

(j) except as set forth in Section 5.7, any and all Liabilities in respect of Business Employees (other than Liabilities of the Purchased Companies with respect to Purchased Company Employees) who do not become Transferred Business Employees; and

(k) Liabilities arising out of or relating to the matters set forth on Section 2.7(k) of the Seller Disclosure Schedules.

Seller and Purchaser acknowledge and agree that neither Purchaser nor any of its Affiliates (including, after the Closing, the Purchased Companies) will be required to assume or retain any Retained Liabilities.

Section 2.8. Closing Deliveries. (a) At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller (or one or more other Seller Entities designated by Seller) the following:

(i) Payment in immediately available funds of an amount equal to the Closing Purchase Price, by wire transfer(s) to one or more bank accounts designated in writing by Seller and in Dollars or such other currency or currencies designated by Seller;

(ii) the certificate to be delivered pursuant to Section 7.3(c);

(iii) a counterpart of the Transition Services Agreement attached as Exhibit A hereto (the “Transition Services Agreement”), duly executed by Purchaser;

(iv) a receipt for the Purchased Entity Shares and Purchased Venture Interests, including the Purchased Entity Shares with respect to Johnson Controls (HK) Advanced Power Solutions Limited (the “HK Company”) and the Specified Non-Consolidated Venture Interests, and excluding any Purchased Entity Shares or Purchased Venture Interests held by any Purchased Company, duly executed by Purchaser;

(v) to the extent any Purchased Asset is not held by a Purchased Company, a counterpart of the Bill of Sale for the Purchased Assets (other than the Purchased Entity Shares and the Purchased Venture Interests), by and between the applicable Seller Entities and Purchaser, attached as Exhibit B hereto (the “Bill of Sale”), duly executed by Purchaser;

(vi) to the extent any Purchased Asset or Assumed Liability is not held by a Purchased Company, a counterpart of the Assignment and Assumption Agreement for the Purchased Assets and the Assumed Liabilities, by and between the applicable Seller Entities and Purchaser, attached as Exhibit C hereto (the “Assignment and Assumption Agreement”), duly executed by Purchaser;

(vii) solely if required to vest in Purchaser title to any Transferred Owned Property subject only to Permitted Liens, a deed (or the local legal equivalent) for each parcel of Transferred Owned Property constituting a Purchased Asset, in such form and substance reasonably satisfactory to Seller and Purchaser and sufficient to vest in Purchaser (or any entity designated by Purchaser) fee simple title (or the local legal equivalent) to such Transferred Owned Property subject only to Permitted Liens, provided that nothing in such customary affidavits, certificates and filings shall serve or otherwise operate to increase the liability of the Seller Entities beyond the liability expressly imposed on the Seller Entities by the terms of this Agreement (collectively, the “Deeds”), in each case duly executed by Purchaser, to the extent applicable;

(viii) with respect to jurisdictions outside the United States in which the Purchased Assets or Assumed Liabilities are located, such bills of sale, share transfer deeds, stock powers, certificates of title, deeds, assignments and other agreements or instruments of transfer in such form and substance reasonably satisfactory to Seller and Purchaser (in a form that is consistent with the terms and conditions of this Agreement and otherwise customary in such jurisdictions) as and to the extent necessary to effect the transfer of such Purchased Assets or the assumption of such Assumed Liabilities pursuant to this Agreement (collectively, the “Foreign Closing Documents”), in each case duly executed by Purchaser, to the extent applicable;

(ix) a counterpart of each Foreign Acquisition Agreement, in each case duly executed by Purchaser or its Subsidiary, to the extent applicable; and

(x) to the extent any Intellectual Property that is part of the Purchased Assets is not held by a Purchased Company, a counterpart of the Intellectual Property Assignment Agreement with respect to such Intellectual Property duly executed by Purchaser.

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i) the certificate to be delivered pursuant to Section 7.2(c);

(ii) a counterpart of the Transition Services Agreement duly executed by each Seller Entity named as a party thereto;

(iii) certificates evidencing the Purchased Entity Shares and Purchased Venture Interests, including the Purchased Entity Shares with respect to the HK Company and the Specified Non-Consolidated Venture Interests, and excluding any Purchased Entity Shares or Purchased Venture Interests held by any Purchased Company, to the extent that such Purchased Entity Shares and Purchased Venture Interests are in certificate form, duly endorsed in blank or with stock powers or similar instruments of transfer duly executed in proper form for transfer, and, to the extent such Purchased Entity Shares and Purchased Venture Interests are not in certificated form, other evidence of ownership or assignment in form and substance reasonably satisfactory to Purchaser and Seller, in each case with any required stock transfer stamps affixed thereto, in each case duly executed by the applicable Seller Entity, to the extent applicable;

(iv) a counterpart of the Bill of Sale duly executed by each Seller Entity named as a party thereto;

(v) a counterpart of the Assignment and Assumption Agreement duly executed by each Seller Entity named as a party thereto;

(vi) the Deeds duly executed and notarized by the applicable Seller Entities, to the extent applicable;

(vii) a counterpart of the Foreign Closing Documents duly executed by each Seller Entity named as a party thereto, to the extent applicable;

(viii) a counterpart of each Foreign Acquisition Agreement duly executed by each Seller Entity named as a party thereto;

(ix) a counterpart of the Intellectual Property Assignment Agreement duly executed by each Seller Entity named as a party thereto; and

(x) a duly executed certificate of non-foreign status from each Seller Entity that is a United States Person, within the meaning of Section 7701(a)(30) of the Code, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B).

Section 2.9. Adjustment to Base Purchase Price.

(a) Exhibit H sets forth a calculation of the Working Capital, the Cash Amounts and the Funded Debt of the Purchased Entities and Purchased Consolidated Ventures, in each case, as of the Balance Sheet Date (the “Sample Closing Statement”), including the classification of asset and liability line items and general ledger accounts. The Sample Closing Statement shall be prepared (i) in accordance with GAAP, (ii) consistent with the accounting principles, practices, methodologies and policies that were employed in preparing the Business Financial Statements, (iii) as modified by the accounting principles set forth on Exhibit H, (iv) with respect to Closing Working Capital, in accordance with those specific procedures that would be adopted at a fiscal year end of the Purchased Subsidiaries prior to the Closing, subject to the specific policies set out on Exhibit H (and, for the avoidance of doubt, the Closing Working Capital shall be prepared in accordance with the specific procedures in effect for the Business as of the fiscal year ending September 30, 2018), and (v) with respect to Closing Working Capital, such that all line items shall be tracked based on the accounting policies used by the Business as of September 30, 2018, and all calculations shall be based on GAAP as applied at September 30, 2018 (the principles, practices, methodologies and policies set forth in clauses (i) through (v), collectively, the “Transaction Accounting Principles”).

(b) At least three (3) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a closing statement (the “Closing Statement”) setting forth a good-faith estimate of (i) the Adjustment Amount (such estimate, the “Estimated Adjustment Amount”), (ii) the Closing Cash Amounts (such estimate, the “Estimated Closing Cash Amounts”), and (iii) the Closing Funded Debt (such estimate, the “Estimated Closing Funded Debt”). The Closing Statement shall set forth the calculations of such amounts in a manner consistent with the definitions in this Agreement. Seller shall provide Purchaser with a reasonable opportunity to review and to propose comments to the Closing Statement, which Seller shall consider in good faith. The Estimated Adjustment Amount, the Estimated Closing Cash Amount, and the Estimated Closing Funded Debt (in each case as amended as applicable to reflect Purchaser’s comments to the extent acceptable by Seller in accordance with the preceding sentence) shall be used to calculate the Closing Purchase Price to be paid by Purchaser to Seller at the Closing. Purchaser agrees that, following the Closing through the date that the Post-Closing Statement becomes final and binding in accordance with this Section 2.9, it will not take any actions with respect to any accounting books, records, policies or procedures on which the Post-Closing Statement is to be based, that are inconsistent with the ordinary course past practice of the Business (or of Seller or any of its Affiliates with respect to the Business) prior to the Closing or with the intent to impede or delay the final determination of the Post-Closing Statement.

(c) As promptly as reasonably possible and in any event within ninety (90) days after the Closing Date, Purchaser shall prepare or cause to be prepared, and will provide to Seller, a written statement (the “Post-Closing Statement”), setting forth the Adjustment Amount, the Closing Cash Amounts and the Closing Funded Debt. The Post-Closing Statement shall set forth in reasonable detail Purchaser’s calculations of such amounts in the exact same format as the Sample Closing Statement, and in a manner consistent with, the definitions in this Agreement and the Transaction Accounting Principles (to the extent applicable).

(d) Within forty-five (45) days following receipt by Seller of the Post-Closing Statement, Seller shall deliver written notice to Purchaser of any dispute Seller has with respect to the calculation, preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided, that if Seller does not deliver any Dispute Notice to Purchaser within such forty-five (45) day period, the Post-Closing Statement will be final, conclusive and binding on the parties hereto. The Dispute Notice shall set forth in reasonable detail (i) any item on the Post-Closing Statement that Seller disputes and the grounds for such dispute and (ii) Seller’s estimate of the correct amount of such item; provided, that (a) Seller may not dispute the accounting principles, practices, methodologies and policies used in preparing the Post-Closing Statement unless they are inconsistent with the Transaction Accounting Principles and (b) Seller shall be deemed to have agreed with items and amounts on the Post-Closing Statement that are not disputed in the Dispute Notice. Upon receipt by Purchaser of a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any dispute set forth therein. If Purchaser and Seller fail to resolve any such dispute within thirty (30) days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then, within ten (10) Business Days following the expiration of the Dispute Resolution Period, an auditor mutually acceptable to Seller and Purchaser (the “Independent Accounting Firm”) shall be engaged to resolve any such dispute; provided, that, if such auditor is unwilling or unable to perform the services required under this Section 2.9(d) and Seller and Purchaser are unable to mutually agree on another accounting firm to serve as the Independent Accounting Firm, then each of Seller and Purchaser shall select a nationally recognized major accounting firm, and the two (2) firms will mutually select a third nationally recognized major accounting firm to serve as the Independent Accounting Firm. As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a written presentation detailing each party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (it being understood that the content of each such presentation shall be limited to (x) whether the Adjustment Amount, the Closing Cash Amounts and the Closing Funded Debt were properly calculated in accordance with the definitions in this Agreement, (y) the proposed resolution of each disputed issue by such party and (z) reasonable supporting detail for the foregoing). Purchaser and Seller shall instruct the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than twenty (20) days following such presentations, make a final determination, binding on the parties to this Agreement, of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser, as applicable, in their respective presentations to the Independent Accounting Firm described above. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to the disputed line items submitted to the Independent

Accounting Firm by Purchaser and Seller and whether any disputed determinations of the Adjustment Amount, the Closing Cash Amounts and the Closing Funded Debt were properly calculated in accordance with the definitions in this Agreement. The fees and expenses of the Independent Accounting Firm shall be allocated to be paid by Purchaser, on the one hand, and Seller, on the other hand, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Accounting Firm. For example, if Seller claims in a Dispute Notice that the Adjustment Amount is $1,000 greater than the amount determined by Purchaser in the Closing Statement, and if the Independent Accounting Firm ultimately resolves the dispute by awarding Seller $600 of the $1,000 contested, then the costs and expenses of the Independent Accounting Firm will be allocated 60% (i.e., 600 ÷ 1,000) to Purchaser and 40% (i.e., 400 ÷ 1,000) to Seller. All determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm, will be final, conclusive and binding on the parties hereto. The parties hereto agree that any adjustment as determined pursuant to this Section 2.9(d) shall be treated as an adjustment to the Final Purchase Price, except as otherwise required by Law.

(e) For purposes of complying with the terms set forth in this Section 2.9, each of Seller and Purchaser shall reasonably cooperate with and promptly make available to each other and their respective Representatives all information, records, data and working papers (subject to customary confidentiality agreements and access letters, as applicable), in each case to the extent related to the Purchased Assets, Assumed Liabilities, Business, Purchased Entities or Purchased Consolidated Ventures, and shall permit reasonable access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Post-Closing Statement and the resolution of any disputes thereunder; provided, that Seller or Purchaser may withhold any document (or portions thereof) or information that may constitute privileged attorney-client communications or attorney work product, the transfer of which, or the provision of access to which, on the advice of legal counsel, would reasonably be expected to risk a waiver of such privilege or if the provision of access to such document (or portion thereof) or information, on the advice of legal counsel, would reasonably be expected to conflict with applicable Law (it being agreed, that, in the event any of the restrictions in the foregoing apply, the disclosing party shall provide the other party with a reasonably detailed description and summary of the information not provided and cooperate in good faith with such other party to design and implement alternative disclosure arrangements to enable such other party and its Representatives to evaluate any such information without resulting in such violation or jeopardizing such attorney-client privilege or contravening such Laws).

(f) The “Final Purchase Price” shall mean the Base Purchase Price, plus (i) the Closing Cash Amounts, plus (ii) the Adjustment Amount (which may be a positive or negative number), minus (iii) the Closing Funded Debt, in each case of clauses (i), (ii) and (iii), as finally determined pursuant to Sections 2.9(c) and 2.9(d).

(g) If the Closing Purchase Price shall exceed the Final Purchase Price, then Seller shall pay or cause to be paid an amount in cash equal to such excess to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller; or if the Final Purchase Price shall exceed the Closing Purchase Price, then Purchaser shall pay or cause to be paid an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser. Any such payment is to be made within five (5) Business Days of the date on which the Adjustment Amount, Closing Cash Amounts and Closing Funded Debt are finally determined pursuant to this Section 2.9.

Section 2.10. Purchase Price Allocation. Seller and Purchaser agree to allocate and, as applicable, to cause their relevant Affiliates to allocate, the Final Purchase Price and any other items that are treated as additional consideration for Tax purposes among the Purchased Assets (including among the Purchased Entity Shares and the Purchased Venture Interests) in accordance with Exhibit D attached hereto (the “Allocation Schedule”). No later than sixty (60) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.9, Seller shall deliver to Purchaser proposed allocations (including allocations with respect to the assets of any Purchased Entities that are deemed acquired for U.S. federal income Tax purposes) of the Final Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes to Seller as of the Closing Date, in each case determined in a manner consistent with the Allocation Schedule, Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Seller’s Allocations”). If Purchaser disagrees with any of Seller’s Allocations, Purchaser may, within thirty (30) days after delivery of Seller’s Allocations, deliver a notice (the “Purchaser’s Allocation Notice”) to Seller to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocations. If Purchaser’s Allocation Notice is duly delivered, Seller and Purchaser shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocations of the Final Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes. If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm to resolve any remaining disputes. For the avoidance of doubt, the Allocation Schedule shall not be subject to revision following the Closing, and any allocation of the Final Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes (as agreed by Purchaser and Seller or determined pursuant to the decision of the Independent Accounting Firm) shall incorporate, reflect and be consistent with the Allocation Schedule. The allocations, as prepared by Seller if no Purchaser’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Independent Accounting Firm (the “Allocations”), shall be conclusive and binding on the parties hereto. None of Seller or Purchaser shall (and shall cause their respective Affiliates not to) take any position inconsistent with the Allocations on any Tax Return or in any Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign law).

Section 2.11. Non-Assignment; Consents.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer or convey any Purchased Asset (or any Assumed Liabilities thereunder) if an attempted sale, assignment, transfer or conveyance thereof would be prohibited by Law or would, without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity (collectively, “Approvals”), (i) constitute a breach thereof or contravention of any Contract thereof, (ii) be ineffective, void or voidable, or (iii) adversely affect the rights thereunder of the Seller Entities, Purchaser, or any of their respective officers, directors, agents or Affiliates, unless and until such Approval is obtained.

(b) Seller and Purchaser shall use commercially reasonable efforts to obtain, or cause to be obtained, any Approval (other than Regulatory Approvals, which shall be governed by Section 5.1) required to sell, assign or transfer any Purchased Asset and to obtain the unconditional release of Seller and its Affiliates so that Purchaser and its Affiliates shall be solely responsible for the Assumed Liabilities from and after the Closing. If such Approval is not obtained prior to Closing, until the earlier of such time as such Approval is obtained or 18 months following the Closing Date, then Seller will use commercially reasonable efforts to cooperate with Purchaser to establish an agency type or any other similar arrangement reasonably acceptable to Purchaser and Seller intended to both (x) provide Purchaser, to the fullest extent practicable, the claims, rights and benefits of any such Purchased Assets, and (y) cause Purchaser to bear all costs and Liabilities (in each case, that are Assumed Liabilities) thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement). In furtherance of the foregoing, Purchaser will promptly pay, perform or discharge when due any Assumed Liability (including any Assumed Liability with respect to Taxes, determined on a “with-and-without” basis) arising thereunder after the Closing Date and Seller shall, and shall cause its Affiliates to, without further consideration therefor, promptly pay and remit to Purchaser all monies, rights and other consideration received thereunder (including any Tax Benefit actually realized, determined on a “with-and-without” basis). Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates shall be required to pay compensation to any third party, commence or participate in any Action or offer or grant any accommodation (financial or otherwise, including any accommodation or arrangement to remain secondarily liable or contingently liable for any Assumed Liability) to any third party (x) to obtain any such third party consent or (y) in connection with Seller’s and its Affiliates’ obligations under this Section 2.11(b). For the avoidance of doubt, (a) no representation, warranty or covenant of Seller contained in the Transaction Documents shall be breached or deemed breached, and no condition shall be deemed not satisfied, based solely on the failure to obtain any such Approvals and (b) no covenant of Seller contained in the Transaction Documents shall be breached or deemed breached, and no condition shall be deemed not satisfied, based solely on any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Approvals.

(c) Any Contract to be assigned, transferred and conveyed in accordance with Section 2.4 that does not exclusively relate to the Business (each, a “Shared Contract”) shall be assigned, transferred and conveyed only with respect to (and preserving the meaning of) those parts that relate to the Business, to either a Purchased Subsidiary or Purchaser, as so directed by Purchaser, if so assignable, transferrable or conveyable, or appropriately amended prior to, on or after the Closing, so that (A) Purchaser shall be entitled to the rights and benefits of those parts of the Shared Contract that relate to the Business and shall assume only the related portion of any Assumed Liabilities contemplated by this Agreement and (B) a Seller Entity shall be entitled to the rights and benefit of those parts of the Shared Contract that do not relate to the Business and shall retain only the related portion of any Retained Liabilities contemplated by this Agreement; provided, that (i) in no event shall any Person be required to assign (or amend), either in its entirety or in part, any Shared Contract that is not assignable (or cannot be amended) by its terms without obtaining one or more Approvals and (ii) if any Shared Contract cannot be so partially assigned by its terms, or cannot be amended, without such Approval or Approvals, until the earlier of such time as such Approval or Approvals are obtained and one (1) year following the Closing Date, then Seller and Purchaser will cooperate to establish an agency type or other similar arrangement reasonably satisfactory to Seller and Purchaser intended to (w) provide Purchaser, to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of the parts that relate to the Business from and after the Closing, (x) cause Purchaser to promptly pay, perform or discharge when due all Assumed Liabilities thereunder from and after the Closing in accordance with this Agreement, (y) provide Seller, to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of those parts that do not relate to the Business from and after the Closing and (z) cause Seller to promptly pay, perform or discharge when due all Retained Liabilities thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement). Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates shall be required to pay compensation to any third party, commence or participate in any Action or offer or grant any accommodation (financial or otherwise, including any accommodation or arrangement to remain secondarily liable or contingently liable for any Assumed Liability) to any third party in connection with Seller’s and its Affiliates’ obligations under this Section 2.11(c).

(d) For so long as the Seller Entities hold any Purchased Assets or are parties to any Shared Contracts after the Closing and provide Purchaser any claims, rights and benefits of any such Purchased Asset or Shared Contract (in the case of such Shared Contract, to the extent related to the Business) pursuant to an arrangement described in Section 2.11(b) or (c), Purchaser shall indemnify and hold Seller, such Seller Entities and their respective Affiliates harmless from and against all Covered Losses incurred or asserted as a result of Seller’s or any such Affiliate’s or their respective Affiliate’s post-Closing direct or indirect ownership, management or operation of any such Purchased Assets or Shared Contracts (in each case, in accordance with this Agreement and only if such Covered Losses relate to or arise out of the Purchased Assets or to the extent that such Covered Losses relate to or arise out of the Business ), except to the extent resulting from Seller’s or any of its Affiliates’ gross negligence or willful misconduct. Notwithstanding anything contained herein to the contrary, any transfer or assignment to Purchaser of any Purchased Asset or any part of a Shared Contract that shall require an Approval as described above in this Section 2.11 shall be made subject to such Approval being obtained; provided, that upon receipt of such Approval, such transfer and assignment shall automatically and without further action be effected in accordance with the terms of this Agreement.

Section 2.12. Foreign Acquisition Agreements. The transfer of each Purchased Asset, Assumed Liability or Purchased Company organized in a jurisdiction in which local Laws require observance of specified formalities or procedures to legally effect a transfer of such entity will be effected pursuant to short-form acquisition agreements (the “Foreign Acquisition Agreements”) on a country-by-country basis. Each Foreign Acquisition Agreement for the transfer of Purchased Assets or the Assumed Liabilities shall be in substantially the same form as the form of the Foreign Acquisition Agreement attached as Exhibit E hereto, and each Foreign Acquisition Agreement for the transfer of a Purchased Company shall be in substantially the same form as the form of the Foreign Acquisition Agreement attached as Exhibit F hereto, except as Seller and Purchaser may otherwise agree, including for: (i) the deletion of provisions which are inapplicable to such Purchased Company, Purchased Asset or Assumed Liability; (ii) such changes as may be necessary to satisfy the requirements of applicable local Law; and (iii) such changes as may be reasonably agreed upon by Seller and Purchaser regarding employees and employee benefit matters in order to adapt such agreement to the particular circumstances of the relevant Purchased Company and country; provided, in each case, that the Foreign Acquisition Agreements shall serve purely to effect the legal transfer of the applicable Purchased Company, Purchased Asset or Assumed Liability and shall not have any effect on the value being received by Purchaser or given by the Seller Entities, including the allocation of assets and Liabilities as between them, all of which shall be determined by this Agreement.

Section 2.13. Withholding.

(a) Purchaser shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law. Before making any deduction or withholding pursuant to this Section 2.13, Purchaser shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate (including by obtaining a refund of) any amounts that would otherwise be deductible or withheld, to the extent permitted by applicable Law. Amounts withheld and paid over to the relevant Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of whom such deduction and withholding was made.

Section 2.14. Seller Withholding. Seller shall, or shall cause its Affiliates to, deduct and withhold, and pay to the applicable Taxing Authorities in Germany any amounts required to be deducted and withheld in respect of the Pre-Closing Reorganization under applicable German Tax Law. Seller shall provide, within five (5) Business Days after such deduction and withholding, evidence thereof reasonably satisfactory to Purchaser. If evidence of such deduction and withholding is not provided by Seller to Purchaser at or prior to the Closing, Purchaser shall make such deduction and withholding and reduce the amount otherwise payable to Seller upon the Closing by the amount with respect to which Seller failed to deduct and withhold. Purchaser shall (i) use commercially reasonable efforts to obtain a refund of any amounts withheld pursuant to this Section 2.14 on or prior to the one (1)-year anniversary of the Closing Date and (ii) cooperate with Seller in good faith in obtaining such refund, including by keeping Seller reasonably informed of the progress of any refund claim, consulting with Seller as to appropriate steps to obtain such refund and offering Seller, at Seller’s sole cost and expense, an opportunity to comment before submitting any written materials and to participate in any live or telephonic discussions with a German Taxing Authority in respect of such refund. Any such refund (including any amounts received following such one (1)-year anniversary) shall be paid to Seller pursuant to Section 6.5(b). Notwithstanding anything to the contrary herein, if Seller provides evidence or analysis reasonably satisfactory to Purchaser that no deduction or withholding is required under applicable German Tax Law, Purchaser and Seller agree that Seller shall have satisfied its obligations under this Section 2.14, and Purchaser shall not be entitled under this Section 2.14 to reduce the amount otherwise payable to Seller upon the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in, or qualified by any matter set forth in, (a) the filings of Seller with the U.S. Securities and Exchange Commission filed on or after January 1, 2018 and publicly available not less than two (2) Business Days prior to the date of this Agreement (and excluding any supplement, modification or amendment thereto made after two (2) Business Days prior to the date hereof and any disclosures set forth in such filings (x) under the captions “Risk Factors” or “Forward-Looking Statements” or words of similar import and (y) in any other section relating to forward-looking statements to the extent they are cautionary, predictive or forward-looking in nature); provided, that any matter disclosed in such filings shall not be deemed disclosed for purposes of Section 3.1, Section 3.2 or Section 3.3 or (b) the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Seller Disclosure Schedules shall be deemed to have been disclosed in any other section in the Seller Disclosure Schedules to which the applicability of such disclosure is reasonably apparent), Seller hereby represents and warrants to Purchaser as follows:

Section 3.1. Organization, Standing and Power. Each of the Seller Entities and each Purchased Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Seller Entities and the Purchased Entities (and the Purchased Consolidated Ventures) is qualified or otherwise authorized to do business under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law and has all necessary organizational power and authority to carry on the Business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby.

Section 3.2. Purchased Companies.

(a) Section 3.2(a) of the Seller Disclosure Schedules sets forth the authorized and outstanding capital stock and other equity interests of each of the Purchased Entities, and all such outstanding capital stock and other equity interests are owned directly or indirectly by Seller or its Subsidiaries, except as such holder of record may change after the date hereof in accordance with the Pre-Closing Reorganization. All of the Purchased Entity Shares have been duly authorized and validly issued and are fully paid and non-assessable, and the Purchased Entity Shares collectively constitutes all of the issued and outstanding equity interests of the Purchased Entities. Except for the Purchased Entity Shares and except as set forth on Section 3.2(a) of the Seller Disclosure Schedules, there are no outstanding (i) securities or other similar ownership interests of any class or type of or in any of the Purchased Entities, or (ii) options, warrants, calls, purchase rights, subscription rights, exchange rights or other rights, convertible, exercisable or exchangeable securities, “phantom” equity rights, stock appreciation rights, equity-based performance units, or similar agreements, commitments or undertakings of any kind pursuant to which any of the Purchased Entities is or may become obligated to (A) issue, deliver, transfer, sell or otherwise dispose of, or pay an amount relating to, any of its securities, or any securities convertible into or exercisable or exchangeable for its securities, or (B) redeem, purchase or otherwise acquire any outstanding securities of any of the Purchased Entities (the items in clauses (i) and (ii) collectively, the “Purchased Entity Securities”). Except as set forth on Section 3.2(a) of the Seller Disclosure Schedules, prior to the date hereof, Seller has delivered to Purchaser true and complete copies in all material respects of each certificate of incorporation, bylaws and other equivalent governing documents of each Purchased Entity as currently in effect on the date hereof.

(b) Section 3.2(b) of the Seller Disclosure Schedules sets forth the authorized and outstanding equity interests of each Purchased Venture (collectively, the “Venture Equity Interests”) and the holders of record thereof and the percentage of the total equity interests of such Purchased Venture held by each such holder, in each case to Seller’s Knowledge with respect to holders other than the Seller Entities or the Purchased Subsidiaries. The Venture Equity Interests set forth on Section 3.2(b) of the Seller Disclosure Schedules as being owned by the Seller Entities or a Purchased Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable, and were not issued in violation of any rights of first refusal, preemptive rights or similar rights. Except for the Venture Equity Interests and except as set forth on Section 3.2(b) of the Seller Disclosure Schedules, there are no outstanding (i) securities or other similar ownership interests of any class or type of or in any of the Purchased Ventures, (ii) options, warrants, calls, purchase rights, subscription rights, exchange rights or other rights, convertible exercisable or exchangeable securities, “phantom” equity rights, stock appreciation rights, equity-based performance units, or similar agreements, commitments or undertakings of any kind pursuant to which any of the Purchased Ventures is or may become obligated to (A) issue, deliver, transfer, sell or otherwise dispose of, or pay an amount relating to, any securities or other similar ownership interests of any Purchased Venture, or any securities convertible into or exercisable or exchangeable for any securities or other ownership interests of any Purchased Venture, or (B) redeem, purchase or otherwise acquire any outstanding securities of any of the Purchased Ventures (the items in clauses (i) and (ii) collectively, the “Purchased Venture Securities”), in each of clauses (i) and (ii), other than as set forth in any certificate of incorporation, bylaws or equivalent governing documents of any Purchased Venture or in any joint venture contract or shareholders agreement between Seller or any of its Subsidiaries, on the one hand, and any other holder of record of the outstanding equity interests of such Purchased Venture, on the other hand (the “Purchased Venture Governing Documents”). Except as set forth on Section 3.2(b) of the Seller Disclosure Schedules, prior to the date hereof, Seller has delivered to Purchaser true and complete copies in all material respects of each Purchased Venture Governing Document as currently in effect on the date hereof. Seller does not, directly or indirectly, own any equity interests in any other Person that conducts, operates or is engaged in the Business other than a Purchased Company.

(c) The jurisdiction of organization of each Purchased Subsidiary (and, to Seller’s Knowledge, each Purchased Non-Consolidated Venture) is set forth on Section 3.2(c) of the Seller Disclosure Schedules.

Section 3.3. Authority; Execution and Delivery; Enforceability. Each Seller Entity has all necessary power and authority to execute this Agreement and the other Transaction Documents to which it is a party and to consummate the Transaction and the other transactions contemplated hereby and thereby. The execution and delivery by each Seller Entity of this Agreement and the other Transaction Documents to which it is a party and the consummation by it of the Transaction and the other transactions contemplated hereby and thereby are within its organizational powers and have been duly authorized by all necessary corporate or other action of the Seller Entities. Seller has duly executed and delivered this Agreement, and the other Transaction Documents will be duly executed and delivered by each Seller Entity party thereto and assuming due authorization, execution and delivery by Purchaser, this Agreement will constitute Seller’s valid and binding obligation and the other Transaction Documents will constitute the valid and binding obligation of each Seller Entity party thereto, in each case enforceable against each such Person in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law) (the “Enforceability Exceptions”).

Section 3.4. No Conflicts; Consents. The execution and delivery by each Seller Entity of this Agreement and the other Transaction Documents to which it is a party does not and will not, and the consummation of the Transaction and the other transactions contemplated hereby and thereby (including the Pre-Closing Reorganization) and compliance by such Seller Entity with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any right or obligation or any loss of any benefit under, or result in the creation of any Lien (other than Permitted Liens except with respect to the Purchased Entity Shares and Purchased Venture Interests) upon any of the Purchased Assets under, any provision of (a) the certificate of incorporation, bylaws or equivalent governing documents of any Seller Entity or Purchased Entity, (b) any of the Purchased Venture Governing Documents of a Purchased Venture, (c) any Judgment or Law applicable to the Business, or to which any Seller Entity, Purchased Asset, Purchased Entity or Purchased Venture is subject, or (d) any Specified Business Contract, except, with respect to the foregoing clauses (c) through (d), for any such items that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby. No Approval of any Governmental Entity or under any Permit is required to be obtained or made by or with respect to the Seller Entities or the Purchased Entities (or the Purchased Consolidated Ventures) in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents or the consummation of the Transaction and the other transactions contemplated hereby and thereby (including the Pre-Closing Reorganization), other than (i) in respect of any applicable Law or other legal restraint designed to govern competition, trade regulation, foreign investment, or national security or defense matters or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) set forth on Section 3.4(i) of the Seller Disclosure Schedules, (ii) in respect of any licenses or permits relating to the Business listed on Section 3.4(ii) of the Seller Disclosure Schedules and (iii) those that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby.

Section 3.5. Proceedings. Except as set forth on Section 3.5 of the Seller Disclosure Schedules, there are no, and in the past three (3) years there have not been any, Actions, Proceedings or Judgments pending or threatened in writing against Seller or any of its Subsidiaries with respect to the Business, any Purchased Assets or any Assumed Liabilities or against any Purchased Company, except as (a) would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and (b) would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby.

Section 3.6. Financial Statements; Absence of Undisclosed Liabilities.

(a) Section 3.6(a) of the Seller Disclosure Schedules sets forth true and complete copies of (i) the audited balance sheet of the Business as of September 30, 2017 (the “Business Balance Sheet”) and statement of income, comprehensive income, cash flows and invested equity for the fiscal year ended September 30, 2017 (the “Balance Sheet Date”), together with the notes and schedules thereto, if any, (ii) the unaudited balance sheet of the Business as of June 30, 2018, (iii) the audited balance sheet of the Business as of September 30, 2016 and statements of income, comprehensive income, cash flows and invested equity for the fiscal year ended September 30, 2016, together with the notes and schedules thereto, if any, and (iv) the unaudited statements of income for the nine month periods ended June 30, 2018 and June 30, 2017 (clauses (i), (ii), (iii) and (iv), collectively, the “Business Financial Statements”).

(b) The Business Financial Statements (i) have been prepared from the books and records of the Business (except, in each case (A) as noted therein, and (B) subject to the absence of notes), and (ii) subject to exceptions set forth in Section 3.6(a) of the Seller Disclosure Schedules, fairly present in all material respects in conformity with GAAP applied on a consistent basis the financial condition and results of operations of the Business as of the respective dates thereof and for the respective periods covered therein, in each case, in the aggregate, on the basis of presentation outlined in Section 3.6(a) of the Seller Disclosure Schedules.

(c) The Business does not have any Liabilities, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in any material Liability, other than Liabilities: (i) to the extent specifically disclosed in the notes of the Business Balance Sheet, (ii) that were incurred since the Balance Sheet Date in the ordinary course of business, consistent with Seller’s past practice (excluding Liabilities arising out of a breach of, or default under, any Law, Contract or Permit), (iii) that are Retained Liabilities, (iv) that are incurred pursuant to this Agreement (excluding Liabilities arising out of a breach of this Agreement), or (v) that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby.

(d) As of the Closing, the Purchased Subsidiaries will not have any (i) Funded Debt or other Indebtedness, or (ii) current liabilities, in each case of clauses (i) and (ii) that is not included in the Closing Statement on a dollar-for-dollar basis.

Section 3.7. Absence of Changes or Events.

(a) Except in connection with or in preparation for the Transaction and the other transactions contemplated by this Agreement, since June 30, 2018 through the date of this Agreement, the Business has been conducted in all material respects in the ordinary course of business consistent with past practice, and there has not been any action taken by Seller or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date without Purchaser’s consent, would constitute a breach of clauses (ii), (iii), (vii) or (ix) of Section 5.2(b).

(b) Since the Balance Sheet Date through the Closing Date, there has not been nor has there occurred any event, change, or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or that would reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby.

Section 3.8. Title; Sufficiency of Assets. Except as otherwise set forth on Section 3.8(a) of the Seller Disclosure Schedules, (a) Seller or one or more of its Subsidiaries has good and valid title to, or the right to transfer (or cause to be transferred) in accordance with the terms of this Agreement and the transactions contemplated hereby, all of the material Purchased Assets, free and clear of all Liens (other than Permitted Liens), except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole; (b) Seller or one or more of its Subsidiaries has good and valid title to the Purchased Entity Shares and the Purchased Venture Interests, free and clear of Liens, and is the record and the beneficial owner of all such Purchased Entity Shares and Purchased Venture Interests, free and clear of all Liens, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole; and (c) at the Closing, assuming the receipt of all Approvals required for the transfer, conveyance and assignment of such Purchased Assets, Seller or one or more of its Subsidiaries will transfer, convey and assign good and valid title to the owned Purchased Assets and the right to use the leased or licensed Purchased Assets, in each case free and clear of all Liens (other than Permitted Liens except that the Purchased Entity Shares and Purchased Venture Interests shall not have any Permitted Liens); and (d) as of the Closing, except as otherwise set forth on Section 3.8(b) of the Seller Disclosure Schedules, the Purchased Assets (including the Purchased Entity Shares and the Purchased Venture Interests), (i) taking into account the Transaction Documents and all of the assets, services, products, real property and Intellectual Property provided or to be provided pursuant to the Transaction Documents (with respect to the Transition Services Agreement, solely with respect to the services provided by Seller expressly described in the Schedules (as defined in the Transition Services Agreement) contained in Exhibit A attached hereto as of the date hereof) and (ii) assuming all Approvals and Business Permits have been obtained or transferred, constitute all of the assets owned by the Seller Entities that are necessary to conduct the Business in all material respects in the manner currently conducted.

Section 3.9. Intellectual Property.

(a) Section 3.9(a) of the Seller Disclosure Schedules sets forth a true and complete list of all registrations and (except as noted therein) applications for registration included in the Owned Intellectual Property, as of the date of this Agreement, specifying as to each such item, as applicable, the (i) owner (and, with respect to any and all domain name registrations, the applicable registrar), (ii) jurisdiction to which the application or registration applies and (iii) application or registration number, as applicable.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, the conduct of the Business in the manner conducted as of the date of this Agreement does not infringe, misappropriate or otherwise violate (“Infringe”), and the conduct of the Business as conducted for three (3) years prior to the date of this Agreement has not Infringed, the Intellectual Property of any third party. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, none of the Purchased Companies or, in connection with the Business, Seller or any of its Subsidiaries, is a party to any pending Action that (i) claims a Purchased Company or Seller or any of its Subsidiaries (with respect to the Business) Infringes any Intellectual Property of any third party or (ii) challenges or seeks to deny or restrict, the rights of any Purchased Subsidiary or Seller Entity in, to or under any of the Owned Intellectual Property or Licensed Intellectual Property, nor in the three (3) years prior to the date hereof has any Purchased Company or Seller or any of its Subsidiaries received any written claim or notice from any other Person threatening any such Action, except for any of same that have since been resolved. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, to the Knowledge of Seller, no Person is currently Infringing the Owned Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, a Purchased Subsidiary or Seller or its Subsidiary owns the Owned Intellectual Property solely and exclusively (and, in each case, free and clear of all Liens (other than Permitted Liens)). Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, none of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part and each item of registered Owned Intellectual Property is subsisting, valid and enforceable under applicable Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, the Purchased Subsidiaries and Seller and its Subsidiaries have paid all registration, maintenance and renewal fees and have made all filings required to maintain the registrations and applications included in the Owned Intellectual Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, (i) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property and (ii) the Owned Intellectual Property, Licensed Intellectual Property and the rights granted to Purchaser and the Purchased Companies under Section 5.9 constitute in all material respects all Intellectual Property used or held for use in, or otherwise necessary for, the conduct and operations of the Business as currently conducted. The representations and warranties contained in this Section 3.9(c) shall not constitute any representations or warranties with respect to any infringement of third party Intellectual Property.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, (i) the Purchased Subsidiaries and Seller and its Subsidiaries have taken all reasonable steps to maintain, enforce and protect the Owned Intellectual Property, including protecting the confidentiality of all Owned Intellectual Property the value of which to the Business is contingent upon maintaining the confidentiality thereof, (ii) none of the trade secrets or other confidential information included in the Owned Intellectual Property has been disclosed other than to employees, contractors, consultants, representatives and agents of the Purchased Subsidiaries and the Seller Entities, all of whom are bound by written confidentiality agreements or other obligations of confidentiality, and (iii) to the Knowledge of Seller, no such confidentiality agreements have been breached or violated.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, (i) there are no defects in any of the Software included in the Owned Intellectual Property that would prevent such Software from performing in accordance with its user specifications and there are no viruses, worms, Trojan horses, timers, bombs or similar malicious programs in any such Software, and (ii) none of the Software included in the Owned Intellectual Property contains any Software code that is licensed under any terms or conditions that require that any such Software included in the Owned Intellectual Property be (A) made available or distributed in source code form, (B) licensed for the purpose of making derivative works, (C) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (D) redistributable at no charge.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, (i) the Business IT Assets are sufficient to, and operate and perform in a manner that, permit Seller and its Subsidiaries to conduct the Business as currently conducted, (ii) the Business IT Assets include a sufficient number of valid and enforceable licenses for all third party Software or IT Assets currently used by the Business (and Seller and its Subsidiaries are in compliance with the terms of such seat licenses), (iii) Seller and its Subsidiaries have taken commercially reasonable actions to protect the confidentiality, integrity and security of the Business IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and (iv) there has been no unauthorized use, access, interruption, modification or corruption of any Business IT Assets (or any information or transactions stored or contained therein or transmitted thereby).

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, (i) the Purchased Companies and Seller and its Subsidiaries (with respect to the Business) have complied for the past three (3) years, and are currently in compliance, in all respects with all applicable Laws, rules, policies and procedures (and for the time period on or after May 25, 2018, Regulation (EU) 2016/679 (the General Data Protection Regulation)), relating to the collection, use, storage, processing and disclosure of any personally-identifiable information and other confidential data or information collected or stored by or on behalf of the Purchased Subsidiaries, Seller or its Subsidiaries with respect to the Business, and (ii) for the past three (3) years no Actions have been asserted or threatened in writing against any Purchased Company or Seller or any of its Subsidiaries by any Person in relation to the Business alleging a violation of such Person’s privacy, personal data or confidentiality rights under any Laws, or contents binding upon such entities.

(h) The Purchased Non-Consolidated Ventures do not currently use the JCI Marks or the Seller Licensed IP (as defined in Section 5.9(b)(i)) in the conduct of their business as of the Closing Date.

Section 3.10. Real Property.

(a) Seller and its Subsidiaries or the Purchased Entities have valid fee title (or the local legal equivalent) in all Transferred Owned Property, in each case free and clear of all Liens, other than Permitted Liens. Except as set forth on Section 3.10(a) of the Seller Disclosure Schedules or as would not be material to the Business, there are no leases, subleases, options, rights or other agreements or arrangements (other than Permitted Liens) granting to any other Person the right to purchase, lease, use or occupy the Transferred Owned Property or any portion thereof or interest therein.

(b) Seller and its Subsidiaries or the Purchased Entities have valid title to the leasehold estate (as lessee) in all Transferred Leased Property as lessee or sublessee, or have valid interests as licensee, sublicensee or other occupancy rights, in each case free and clear of all Liens, other than Permitted Liens. (i) All Transferred Leases are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions and (ii) no written notices of default under any such Transferred Leases have been sent or received by Seller or any of its Subsidiaries or the Purchased Subsidiaries within the one (1)-year period prior to the date of this Agreement, except, in each case of the foregoing clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Except as set forth on Section 3.10(a) of the Seller Disclosure Schedules or as would not be material to the Business, there are no subleases, licenses, concessions or other contracts granting to any Person other than the applicable Subsidiary of Seller the right to use or occupy any Transferred Leased Property or any portion thereof.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, (i) all plants, buildings, structures and equipment included in the Transferred Leased Property and Transferred Owned Property are structurally sound and in good operating condition and repair, have been maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), and are reasonably adequate and reasonably suitable for their present uses, (ii) to the Knowledge of Seller, there are no pending or contemplated special assessments or Taxes affecting all or any portion of the Transferred Leased Property and Transferred Owned Property or expiring existing tax abatements or concessions which would increase the real property Taxes or similar charges payable by Seller or any of its Subsidiaries with respect to any Transferred Leased Property and Transferred Owned Property, and (iii) no parcel of Transferred Owned Property and, to the Knowledge of Seller, no parcel of Transferred Leased Property is subject to any order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity with or without payment of compensation therefor nor, to the Knowledge of Seller, has any condemnation, expropriation or taking been threatened in writing.

Section 3.11. Contracts.

(a) Section 3.11 of the Seller Disclosure Schedules sets forth as of the date of this Agreement a true and complete list of the following Contracts (other than purchase orders and invoices) (1) to which any Purchased Subsidiary is a party or (2) that is primarily related to or primarily used in the Business and to which Seller or any of its Subsidiaries (other than a Purchased Entity) is a party (in each case, other than any Contract that is an Excluded Asset or any Contract listed on Section 3.16 of the Disclosure Schedules) (each such Contract set forth or required to be set forth in Section 3.11 of the Seller Disclosure Schedules, the “Material Contracts”):

(i) Any Contract containing a minimum purchase requirement for the Business to purchase during the twelve (12)-month period immediately following, or pursuant to which the Business has purchased during the twelve (12)-month period immediately preceding, the date hereof, in the aggregate, a minimum of $50,000,000 of goods and/or services on an annual basis;

(ii) Contracts involving or that would reasonably be expected to involve payments for goods or services provided by the Business during the twelve (12)-month period immediately following, or pursuant to which the Business has received payments for services during the twelve (12)-month period immediately preceding, the date hereof, in the aggregate, of a minimum of $60,000,000 on an annual basis;

(iii) any Contract requiring future capital expenditure obligations of the Business in excess of $10,000,000 on an annual basis or $25,000,000 in the aggregate;

(iv) any material joint venture, partnership or other similar agreement involving co-investment between the Business and a third party;

(v) any Contract relating to the acquisition or disposition of any business or material assets (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, the Business will have a material obligation with respect to an “earn out,” contingent purchase price, or similar contingent payment obligation or that has not been consummated as of the date hereof;

(vi) any Contract relating to Funded Debt of a Purchased Subsidiary with an aggregate outstanding principal amount exceeding $10,000,000;

(vii) any material Contract pursuant to which Seller or any of its Subsidiaries (A) obtains a license to, right to use or covenant not to be sued under any Intellectual Property or IT Assets (other than for commercially available, off-the-shelf licenses with annual fees of less than $5,000,000) or (B) grants a license to, right to use or covenant not to be sued under any Intellectual Property or IT Assets (other than any non-exclusive licenses granted to customers in the ordinary course of business consistent with past practice);

(viii) any guarantee (including of performance under any Contract), letter of credit or other credit arrangement, including surety and performance bonds and similar arrangements, issued or entered into by any Purchased Subsidiary in support of any Liability of Seller or any of its Affiliates (other than a Purchased Subsidiary);

(ix) any guarantee (including of performance under any Contract), letter of credit or other credit arrangement, including surety and performance bonds and similar arrangements, issued or entered into by Seller or any of its Subsidiaries (other than a Purchased Subsidiary) in support of any Liability of any Purchased Subsidiary;

(x) any Contract with any Top Customer or Top Supplier that is not otherwise required to be disclosed in this Section 3.11(a);

(xi) any material Contract that contains any “most favored nation” pricing terms or any exclusive dealing arrangement or any “requirements” Contract;

(xii) any Contract that contains any provision providing any third party with a right of first offer or refusal to acquire any material assets of the Business;

(xiii) any material Contract with any Governmental Entity, except for any Contract with a state-owned enterprise on commercial terms made in the ordinary course of business;

(xiv) any Contract pursuant to which the Business or any Purchased Subsidiary is required to make any loan, advance or capital contribution to any Person, or investment in any other Person, in each case (A) in excess of $10,000,000 on an annual basis or $25,000,000 in the aggregate and (B) under which the Business or any Purchased Subsidiary has any outstanding obligation to make such loan, advance or capital contribution;

(xv) any (A) lease or sublease of personal property (other than IT Assets) providing for annual rentals of $1,000,000 or more or (B) Transferred Lease that is material to the Business;

(xvi) any Contract that provides for any retention, change in control, severance or other payments or benefits that will become payable in connection with the Transaction;

(xvii) any Contract containing covenants that would restrict or limit in any material respect the ability of the Business or any Purchased Subsidiary or any of their respective Affiliates after the Closing to compete in any business or with any Person or in any geographic area;

(xviii) any Contract that contains restrictions on the transfer of any equity interests of any Purchased Venture, including any Contract containing put or call rights or rights of first offer or refusal or similar rights that would be exercisable upon the transfer of such equity interests; and

(xix) any Collective Bargaining Agreement.

(b) (i) Each Material Contract is in full force and effect and is valid, binding and enforceable against Seller or its applicable Subsidiary party thereto, and, to the Knowledge of Seller, the other parties thereto, in accordance with its terms, in each case, subject to the Enforceability Exceptions and (ii) neither Seller (or its applicable Subsidiary) nor, to the Knowledge of Seller, any other party to a Material Contract is in breach or violation of, or default under, any Material Contract and no event has occurred that with or without notice or lapse of time or both would constitute a breach or default (whether with or without lapse of time or notice or both), except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby. Neither Seller nor any of its Subsidiaries is obligated to pay penalties, liquidated damages or other additional payment amounts in respect of missed deadlines, inadequate performance or other failures to fulfill its obligations under the terms and conditions of any Material Contract, other than penalties, liquidated damages, or amounts that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. For purposes of this Section 3.11(b), the references to “Material Contracts” in this Section 3.11(b) shall also include any Contract entered into after the date hereof and prior to the Closing that would have constituted a Material Contract if entered into prior to the date hereof.

(c) There is no Shared Contract (i) of which the counterparty is a Top Customer or Top Supplier or (ii) that is of the type of Contract that is described on subsections (i)-(v), (x)-(xiii), (xvii) or (xviii) of Section 3.11(a) of the Seller Disclosure Schedules.

(d) A copy of each Material Contract that is true and complete in all material respects and in effect as of the date hereof has been made available to Purchaser prior to the date hereof, other than purchase orders and fully paid invoices entered into in the ordinary course of business consistent with past practice, in each case which do not adversely modify the terms of any master agreement in any material respect.

Section 3.12. Compliance with Applicable Laws; Permits.

(a) None of Seller or any of its Subsidiaries (with respect to the Business) or any of the Purchased Companies is, or in the past three (3) years has been, in violation of any Law applicable to the conduct of the Business or relating to the Purchased Assets, the Assumed Liabilities or the Purchased Companies, except for violations that would not reasonably be expected to be material to the Business.

(b) Seller and its Subsidiaries hold, and for the past three (3) years have held, all Permits necessary for the conduct of the Business as presently conducted, other than any such Permits the absence of which would not reasonably be expected to be material to the Business (the “Business Permits”). The Business Permits are valid and in full force and effect and Seller and its Subsidiaries and the Business are in compliance with the terms of the Business Permits and no condition exists that with or without notice or lapse of time or both would constitute a default under, the Business Permits, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

Section 3.13. Environmental Matters.

(a) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, and that would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, (i) the Business (as currently and formerly conducted), Seller (solely with respect to the Business) and its Subsidiaries (solely with respect to the Business) and the Purchased Subsidiaries are and in the past three (3) years have been in compliance with all applicable Environmental Laws and all permits required pursuant to Environmental Laws (“Environmental Permits”), (ii) Seller and its Subsidiaries and the Business have obtained all Environmental Permits required for the ownership or operation of the Business, as currently or formerly conducted, (iii) there are no Actions pending or threatened in writing against or, to the Knowledge of Seller, relating to the Business, the Purchased Assets, the Assumed Liabilities, Seller (solely with respect to the Business) or any of its Subsidiaries (solely with respect to the Business) or the Purchased Subsidiaries, alleging a violation of, or Liability under, any Environmental Laws or relating to any Release of or exposure to the Hazardous Material, and there has been no such Action (other than such Actions relating to the Business, the Purchased Assets, the Assumed Liabilities, Seller or any of its Subsidiaries that are qualified by the Knowledge of Seller, regarding which to the Knowledge of Seller there has been no such Action) in the past three (3) years, (iv) none of Seller or any of its Subsidiaries are conducting or funding, pursuant to any Environmental Law, any investigation or remediation of any release of any Hazardous Material at, from, in or under any current or former location with respect to the Business as currently or formerly conducted, and, to the Knowledge of Seller, none of Seller or any of its Subsidiaries has received any request to conduct or fund any such investigation or remediation that has not been fully resolved, and (v) (A) none of Seller or any of its Subsidiaries has, in the past three (3) years, caused any Release or transported, recycled, disposed of or otherwise handled Hazardous Materials at, to, in, on, under or from any current or former property of the Business, Seller or any of its Subsidiaries (with respect to the Business), and (B) there has not otherwise been any Release, transportation, recycling, disposal or other handling of Hazardous Materials at, to, in, on, under or from any current or former property of the Business, Seller or any of its Subsidiaries (with respect to the Business) or the Purchased Subsidiaries or their respective predecessors, in either case (A) or (B) that results in or may result in liability under any applicable Environmental Law.

(b) Prior to the date hereof, to the Knowledge of Seller, Seller has made available to Purchaser, to the extent in the possession of Seller, copies of all non-privileged, written environmental reports, assessments, audits, investigations, or other similar environmental documents, in any case prepared in the last six (6) years, relating to the Business, any current or former asset owned, leased or operated by the Business or any Purchased Subsidiary (including the Transferred Owned Property or Transferred Leased Property) or otherwise relating to any Liability of the Business or any Purchased Company relating to Environmental Law or Hazardous Materials and that contain information related to Environmental Laws, Environmental Permits or Hazardous Materials that is material to the Business.

Section 3.14. Taxes.

(a) All material Tax Returns (other than income Tax returns) required to be filed with respect to the Purchased Assets, the Assumed Liabilities, and the Business and all material Tax Returns required to be filed by the Purchased Subsidiaries have been timely filed (taking into account extensions), and all such Tax Returns are true and complete in all material respects.

(b) Each of the Purchased Subsidiaries has timely paid (or caused to be paid) all material Taxes that are due and payable, and Seller and its Subsidiaries have timely paid all other material Taxes with respect to the Purchased Assets and the Business that are due and payable. Seller and its Subsidiaries and the Purchased Subsidiaries have established on their respective financial statements, in accordance with GAAP applied on a basis consistent with that of preceding periods, adequate reserves for all material Taxes with respect to the Purchased Subsidiaries, the Purchased Assets and the Business that are not yet due and payable.

(c) There is currently no pending Action or Action threatened in writing by any Taxing Authority with respect to any material Taxes of the Purchased Assets, the Business or the Purchased Subsidiaries.

(d) There are no outstanding waivers or extensions given by, or currently requested of, any Purchased Subsidiary regarding the application of the statute of limitations with respect to any material Taxes or Tax Return.

(e) None of the Purchased Subsidiaries has any material obligation under any Tax sharing, Tax indemnity or Tax allocation agreement, other than (i) agreements that will be terminated pursuant to Section 6.8 and (ii) customary commercial agreements with third parties entered into in the ordinary course of business.

(f) There are no requests for rulings or determinations in respect of any material Tax pending between any Purchased Subsidiary and any Taxing Authority.

(g) No written claim has been made by any Taxing Authority in a jurisdiction where a Purchased Subsidiary does not file Tax Returns that such Purchased Subsidiary is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(h) None of the Purchased Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group (other than one of which Seller was the common parent) for U.S. federal income tax purposes or (ii) has any Liability for any Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor.

(i) Each of the Purchased Subsidiaries has complied in all material respects with all applicable Tax Laws relating to the withholding of Taxes.

(j) Within the past two (2) years none of the Purchased Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(k) None of the Purchased Subsidiaries is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code, or has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(l) There are no Liens for material Taxes upon any of the Purchased Assets or any of the assets of the Purchased Subsidiaries other than Permitted Liens.

(m) None of the Purchased Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Period as a result of any (i) closing agreement or settlement with a Taxing Authority executed before the Closing, (ii) prepaid amounts or advanced billings received before the Closing, (iii) installment sale or open transaction disposition made before the Closing, (iv) election pursuant to Section 108(i) of the Code made before the Closing or (v) change in method of accounting pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign Law) relating to an item reported for a Pre-Closing Period.

(n) None of the Purchased Subsidiaries has or will be required to include any amount in income by reason of Section 965(a) of the Code, or has any obligation to make any payment described in Section 965(h) of the Code.

(o) Each of the Purchased Subsidiaries is in compliance in all material respects with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating their transfer pricing practices and methods.

(p) Section 3.14(p) of the Seller Disclosure Schedules sets forth a list of the entity classification of each Purchased Subsidiary for U.S. federal income Tax purposes as of the date of this Agreement, and lists all check-the-box and similar entity classifications made with respect to the Purchased Subsidiaries for all U.S. federal Tax purposes within the past five (5) years. The Step Plan shows the U.S. federal income Tax classification of each Purchased Subsidiary as of the Closing Date.

(q) No Purchased Subsidiary has entered into any agreement or arrangement with any Taxing Authority affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(r) Any other representation or warranty contained in this Article III notwithstanding, (i) the representations and warranties contained in this Section 3.14 and in Section 3.7 and Section 3.15 constitute the sole representations and warranties of Seller relating to Taxes, and (ii) nothing in this Agreement (including this Section 3.14) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, or limitations on (or availability of) any net operating losses, Tax basis or other Tax attributes of any of the Purchased Companies.

Section 3.15. Labor Relations; Employees and Employee Benefit Plans.

(a) Section 3.15(a) of the Seller Disclosure Schedules sets forth a true and complete list of each material Benefit Plan and separately identifies each material Purchased Company Benefit Plan and with respect to each such Benefit Plan, Seller has made available to Purchaser, to the extent applicable, (i) a correct and complete copy of each such plan (or a description, if such plan is not written) and all amendments thereto, (ii) any related trust agreement or other funding instrument and amendments thereto, (iii) the most recent IRS determination letter or opinion letter, (iv) the current prospectus or summary plan description and all summaries of material modifications, (v) the most recent (A) Form 5500 and attached schedules and (B) actuarial valuation report, (vi) all material documents and correspondence relating thereto received from or provided to the IRS, the U.S. Department of Labor, the PBGC or any other Governmental Entity or the plan sponsor of any Multiemployer Plan during the past year, and (vii) if such plan is an International Benefit Plan, documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (i) through (vi).

(b) (i) Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification, or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and no circumstances exist that could reasonably be expected to result in any such letter being revoked or not being issued or reissued or a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation, (ii) each trust created under any such Benefit Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation and (iii) no events have occurred with respect to any Benefit Plan that could result in payment or assessment by or against Purchaser of any material excise tax, fine, Lien, penalty or Liability under ERISA, the Code or other applicable Law.

(c) Each Benefit Plan has been maintained, funded and operated in material compliance with its terms and applicable Law. All returns, reports and disclosure statements required to be made under applicable Law with respect to all Benefit Plans have been timely filed or delivered in all material respects. Neither Seller nor, to the Knowledge of Seller, any of its directors, officers, employees, agents, plan fiduciaries, plan trustees or plan administrators of any Benefit Plan or trust created under any Benefit Plan, has engaged in or been a party to any non-exempt “prohibited transaction” as defined in Section 4975 of the Code and Section 406 of ERISA that has not been corrected. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, all contributions, premiums and payments required to be made by Law or by the terms of a Benefit Plan or any agreement relating thereto have been timely made in all material respects, and all contributions, premiums and payments for any period before the Closing Date that are not due are in all material respects properly accrued to the extent required to be accrued under applicable accounting principles and have been properly reflected in all material respects on the Business Balance Sheet or disclosed in the notes thereto. For purposes of this Section 3.15(c), “Benefit Plan” shall not include any Collective Bargaining Agreement.

(d) Except as set forth on Section 3.15(d) of the Seller Disclosure Schedules, (i) no Benefit Plan is (A) a plan subject to Title IV of ERISA or Section 412 of the Code; or (B) a Multiemployer Plan and (ii) following the Closing Date, neither Purchaser nor any Purchased Company will have, or be reasonably expected to have, any direct or indirect liability or contingent liability solely due to entering into this Agreement or the completion of the Transaction with respect to, (A) any plan subject to Title IV of ERISA or Section 412 of the Code or (B) a Multiemployer Plan. With respect to any Multiemployer Plan in which a Business Employee participates in connection with his or her employment with the Business, neither Seller nor any of its ERISA Affiliates has received notice and Seller has no Knowledge of any such Multiemployer Plan’s (i) failure to satisfy the minimum funding requirements of Section 412 of the Code or application for or receipt of a waiver of such minimum funding requirements, (ii) “endangered status” or “critical status” (within the meaning of Section 432 of the Code) or (iii) insolvency, “reorganization” (within the meaning of Section 4241 of ERISA) or proposed or threatened termination. All contributions, surcharges and premium payments owed by Seller, any Purchased Subsidiary and their respective ERISA Affiliates with respect to each such Multiemployer Plan have been paid when due in all material respects.

(e) Except as set forth in Section 3.15(e) of the Seller Disclosure Schedules, none of Seller or any of its Subsidiaries has any material current or projected Liability for, and no Benefit Plan provides or promises, any material post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Business Employee, including such benefits as required by a Collective Bargaining Agreement (other than coverage mandated by applicable Law, including COBRA).

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, other than claims by Business Employees or their beneficiaries for benefits received in the ordinary course of business consistent with past practice under a Benefit Plan, no Action is pending against, involves, or, to the Knowledge of Seller, is threatened against or is threatened to involve any Benefit Plan before any arbitrator or Governmental Entity, including the IRS, the U.S. Department of Labor or the PBGC (or similar non-U.S. Governmental Entity) and there has been no such Action in the past three (3) years. For purposes of this Section 3.15(f), “Benefit Plan” shall not include any Multiemployer Plan.

(g) Neither Seller nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any current or former Business Employee for any Tax incurred by such Business Employee, including under Section 409A, 457A or 4999 of the Code.

(h) Except as would not reasonably be expected to, individually or in the aggregate, result in material Liability for the Business, Purchaser or any Purchased Company, each Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Sections 409A or 457A of the Code has been timely amended (if applicable) to comply and is and in the past three (3) years has been operated in compliance with all applicable requirements of Sections 409A and 457A of the Code.

(i) Except as set forth in Section 3.15(i) of the Seller Disclosure Schedules or would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, each International Benefit Plan (A) is and in the past three (3) years has been maintained and administered in compliance with its terms, including, for the avoidance of doubt, the terms of any Collective Bargaining Agreement, and all applicable Laws, (B) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (C) if required, to any extent, to be funded, book-reserved or secured by an insurance policy of Seller, a Purchased Subsidiary or any of their respective Affiliates, is funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, no International Benefit Plan has been declared to be fully or partially wound up, nor has any act or event occurred pursuant to which any International Benefit Plan could be ordered to be wound up, in whole or in part, by any Governmental Entity.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, no event has occurred that would subject Seller or any Purchased Company to the imposition of any material penalty or Liability with respect to the administration of any International Benefit Plan.

(l) Except as required by applicable Law or as set forth on Section 3.15(l) of the Seller Disclosure Schedules, neither the execution of this Agreement nor the consummation of the Transaction (whether alone or together with any other events) will (i) entitle any current or former Business Employee to any payment or benefit, including any material bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or materially increase the amount payable or trigger any other obligation under, any Benefit Plan, (iii) result in the payment of any amount that would not be deductible under Section 280G of the Code or (iv) limit or restrict any right to merge, materially amend or terminate any Purchased Company Benefit Plan or with respect to the Transferred Business Employees, any Assumed Benefit Plan (subject to appropriate notification to the insurer or administrator, and to the payment of benefits due as of, or claims incurred prior to, the merger, amendment or termination of such Benefit Plan).

(m) Section 3.15(m) of the Seller Disclosure Schedules contains a true and complete list of the following information in respect of Business Employees, as of the date that is no more than thirty (30) days prior to the date of this Agreement: (i) subject to applicable Law, title, hire date and location; (ii) whether full- or part-time; (iii) whether active or on leave (and, if on leave, the nature of the leave and, if available, the expected return date); and (iv) whether exempt from the U.S. Fair Labor Standards Act.

(n) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, (i) Seller and its Subsidiaries (with respect to the Business) and the Purchased Companies are, and have been in the past three (3) years, in compliance with all applicable Laws relating to labor and employment, including those relating to labor-management relations, wages, hours, overtime, classification of employees as exempt from overtime pay requirements, classification of non-employee contractors, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, occupational safety and health, information privacy and security, workers’ compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes, and (ii) in the past three (3) years, there have been no Actions pending or, to the Knowledge of Seller, threatened with respect to the Business, the Purchased Assets, the Assumed Liabilities or against the Purchased Companies before any Governmental Entity, including the U.S. Equal Employment Opportunity Commission or any similar state, local or foreign agency responsible for the administration and enforcement of employment Laws.

(o) Seller and its Subsidiaries (with respect to the Business) and the Purchased Entities are, and have been in the past three (3) years, in material compliance with the WARN Act and have no material unsatisfied Liabilities thereunder. None of Seller or any of its Subsidiaries (with respect to the Business) or any Purchased Subsidiary has, within the ninety (90) days prior to the date of this Agreement, closed any plant or facility, effectuated any mass layoffs of employees or implemented any early retirement, separation or similar program, in each case, in violation of the WARN Act, nor has Seller or any of its Subsidiaries (with respect to the Business) or any Purchased Subsidiary announced any such action or program for the future, or taken any other action that would reasonably be expected to cause Purchaser or any Purchased Subsidiary to have any material Liability or other obligation following the Closing Date under the WARN Act.

(p) Set forth on Section 3.15(p) of the Seller Disclosure Schedules is a true and complete list, as of the date of this Agreement, of each Collective Bargaining Agreement. Except as set forth on Section 3.15(p) of the Seller Disclosure Schedules, none of Seller or any of its Subsidiaries (with respect to the Business), any Purchased Subsidiary or any of their respective Subsidiaries is a party to or bound by, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement, and, to the Knowledge of Seller, there has not been any organizational campaign or petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Business Employee. Except as set forth on Section 3.15(p) of the Seller Disclosure Schedules, none of Seller or any of its Subsidiaries (with respect to the Business), the Purchased Subsidiaries or any of their respective Affiliates has failed to comply in any material respect with the provisions of any Collective Bargaining Agreement, and there are no material grievances outstanding relating to the Business under any such agreement. There are no material unfair labor practice complaints pending or threatened with respect to the Business or the Purchased Companies before the U.S. National Labor Relations Board or any other Governmental Entity. There are no, and in the past three (3) years there have been no, strikes, labor disputes, work stoppages, picketings or lockouts pending or, to the Knowledge of Seller, threatened involving Business Employees.

(q) With respect to any Collective Bargaining Agreement set forth on Section 3.15(p) of the Seller Disclosure Schedules, no consent or consultation of, requirement to provide information to, or the rendering of, or receipt of an opinion or formal advice by, any labor or trade union, works council or other employee representative body or any Governmental Entity with jurisdiction over labor matters is required for any Seller Entity to enter into this Agreement or to consummate the Transaction.

Section 3.16. Intercompany Arrangements. Except for any Contracts involving immaterial amounts, and other than the Transaction Documents and the Contracts contemplated thereby, Section 3.16 of the Seller Disclosure Schedules lists all Contracts between any Purchased Company on the one hand, and on the other hand, (i) Seller or its Affiliate (other than any Purchased Company), (ii) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of Seller or any of its Affiliates (other than any Purchased Company), (iii) any Person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by Seller or any of its Affiliates (other than any Purchased Company) or (iv) any director or officer of Seller or any of its Affiliates (other than any Purchased Company) or any “associates” or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Securities Exchange Act of 1934) of any such director or officer, on the other hand (each such Contract described in the foregoing, a “Related Party Agreement”).

Section 3.17. Brokers. Other than Centerview Partners LLC, Barclays Capital Inc. and Duff & Phelps, LLC, whose fees and expenses will be paid by Seller or its Affiliates (other than the Purchased Companies), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates or any Purchased Company and for which any Person other than Seller or its Affiliates (other than the Purchased Companies) would be liable or which is otherwise included as an Assumed Liability.

Section 3.18. Insurance. Section 3.18 of the Seller Disclosure Schedules lists the material insurance programs (excluding Benefit Plans) owned or held by Seller or its Affiliates which cover the Business, the Purchased Assets or the Purchased Subsidiaries and the description thereof set forth on Section 3.18 of the Seller Disclosure Schedule is true and correct in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to materially impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby, (i) all such insurance programs are in full force and effect and are valid and enforceable and (ii) all premiums due thereunder have been paid. In the last three (3) years, neither Seller nor any of its Affiliates has received notice of cancellation or termination of any material insurance program other than in connection with normal renewals of any such insurance programs. As of the date of this Agreement, except as set forth on Section 3.18 of the Seller Disclosure Schedules, there are no material outstanding claims related to the Business under any such insurance program or material default with respect to the provisions in any such program or bond. Such programs are of the type and in amounts customarily carried by Persons conducting businesses similar to the Business except as would not reasonably be expected to be material, individually or in the aggregate, to the Business as a whole. There is no threatened termination of, or material alteration of coverage under, any of such programs or bonds.

Section 3.19. Anti-Bribery/OFAC/Anti-Money Laundering. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business:

(a) None of Seller or its Affiliates, nor any of their respective directors or officers, nor to the Knowledge of Seller, any of their employees or other Persons that act for or on behalf of Seller or its Affiliates (individually and collectively, “Company Representatives”) has in the past five (5) years in connection with or relating to the Business, the Purchased Assets or any Purchased Company, violated the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010, or any other applicable anti-bribery law (collectively, the “Anti-Corruption Laws”). Seller and its Subsidiaries have in place and maintain policies, procedures and controls with respect to the Business that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws in each jurisdiction in which the Business operates.

(b) In the past five (5) years, none of Seller or any of its Affiliates or any of their respective directors or officers, nor to the Knowledge of Seller, any of their employees or other Persons that act for or on behalf of Seller or its Affiliates, in connection with or relating to the Business, the Purchased Assets or any Purchased Company, (i) has offered, promised, given or authorized the giving or will offer, promise, give or authorize the giving of money or anything else of value, whether directly or through another Person, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of clauses (A) and (B) for the purpose of unlawfully influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, or inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act; or (ii) has or will make or authorize any other Person to make any unlawful payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of clauses (A) and (B), a person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such person is aware of (x) the existence of or (y) a high probability of the existence of such conduct, circumstances or results.

(c) There is no pending or threatened (in writing) investigation, inquiry, or enforcement Actions upon the Business, the Purchased Assets, the Assumed Liabilities or any Purchased Subsidiary by any Governmental Entity or any customer regarding any offense or alleged offense under the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010, or any other anti-bribery law.

(d) None of Seller or any of its Affiliates or any of their directors or officers, nor to the Knowledge of Seller, any of their employees or other Persons that act for or on behalf of Seller or its Affiliates has violated laws and regulations imposing economic sanctions measures administered by the U.S. Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) (including the designation as a “Specially Designated National or Blocked Person” thereunder) or Her Majesty’s Treasury or otherwise. None of Seller or any of its Affiliates or, to the Knowledge of Seller, the Company Representatives, or any agent or affiliate of any of the foregoing, is a person that is designated as a Specially Designated National or Blocked Person by OFAC. None of Seller or any of its Affiliates or any of their directors or officers, nor to the Knowledge of Seller, any of their employees or other Persons that act for or on behalf of Seller or its Affiliates, is, or is owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (currently, Crimea, Cuba, Iran, North Korea, and Syria). In the past five (5) years, none of Seller or any of its Affiliates has in connection with or relating to the Business, the Purchased Assets or any Purchased Company engaged in, or is now engaged in, directly or to the Knowledge of Seller, indirectly, any dealings or transactions with any Person in any material respect, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions, in each case to the extent prohibited by Sanctions.

(e) The Business has been conducted in material compliance with all applicable anti-money laundering and financial record-keeping and reporting laws. Seller and its Subsidiaries have maintained and currently maintain (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect in the transactions and dispositions of the Business, and (ii) internal accounting controls reasonably designed to provide reasonable assurances that all transactions and access to assets of the Business were, have been and are executed only in accordance with management’s general or specific authorization.

(f) There is no pending or threatened investigation, inquiry, or enforcement Actions upon the Business, the Purchased Assets, the Assumed Liabilities or any Purchased Company by any Governmental Entity or any customer regarding any actual or possible violation of any anti-money laundering or financial record-keeping and reporting Laws, and in the past five (5) years there has not been any such Action.

Section 3.20. Products. Except as would not reasonably be expected to be material to the Business, (a) each of the products produced or sold by Seller or any of its Subsidiaries in connection with the Business is, and at all times in the past three (3) years up to and including the sale thereof has been, (i) in compliance with all applicable Laws and (ii) conforms to any promises or affirmations of fact made on the container or label for such product or in connection with its sale, (b) there is no design defect with respect to any of such products and each of such products contains adequate warnings, presented in accordance with applicable Law, and (c) there have been no product recalls (whether voluntary or involuntary) in the past three (3) years and there are no circumstances that would reasonably be expected to result in a product recall (whether voluntary or involuntary).

Section 3.21. Business Relationships.

(a) Section 3.21(a) of the Seller Disclosure Schedules sets forth the top twenty (20) customers of the Business measured by the aggregate revenue to the Business in the twelve (12)-month period ended June 30, 2018 (collectively, the “Top Customers”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, as of the date hereof, none of Seller or any of its Subsidiaries has received any written notice that any Top Customer (i) has ceased or will cease to use the products or services of the Business; or (ii) has materially reduced or will materially reduce the use of products or services of the Business.

(b) Section 3.21(b) of the Seller Disclosure Schedules sets forth the top twenty (20) suppliers of the Business measured by the aggregate expenses of the Business in the twelve (12)-month period ended June 30, 2018 (collectively, the “Top Suppliers”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, as of the date hereof, none of Seller or any of its Subsidiaries has received any written notice that any Top Supplier (i) has ceased or will cease to supply products or services to the Business; or (ii) has materially reduced or will materially reduce the supply of products or services to the Business.

Section 3.22. No Other Representations or Warranties. Purchaser acknowledges that (a) none of Seller, the Seller Entities or any of their respective Affiliates has made any representation or warranty, expressed or implied, as to the Purchased Assets, the Assumed Liabilities, the Business, the Purchased Companies, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Purchased Assets, the Assumed Liabilities, the Business or the Purchased Companies furnished or made available to Purchaser and its Affiliates and Representatives, except as expressly set forth in this Article III or in any certificate delivered hereunder or any other Transaction Document, (b) Purchaser has not relied on any representation or warranty from Seller, the Seller Entities or any of their respective Affiliates in determining to enter into this Agreement, except as expressly set forth in this Article III or in any certificate delivered hereunder or any other Transaction Document, and (c) except as expressly set forth in this Article III or in any certificate delivered hereunder or any other Transaction Document, none of Seller, the Seller Entities or any of their respective Affiliates shall have or be subject to any Liability to Purchaser or any of its Affiliates or Representatives resulting from the distribution to Purchaser or its Affiliates or Representatives, or Purchaser’s or its Affiliates’ or Representatives’ use of, any such information, including any information, documents or material made available to Purchaser or its Affiliates or Representatives in any “data rooms,” management presentations or in any other form in expectation of or negotiation of this Agreement, the Transaction and the other transactions contemplated hereby. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Purchased Assets (including the Purchased Entity Shares and the Purchased Venture Interests), Assumed Liabilities and Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement or in any certificate delivered hereunder or any other Transaction Document.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Purchaser Disclosure Schedules shall be deemed to have been disclosed in any other section in the Purchaser Disclosure Schedules to which the applicability of such disclosure is reasonably apparent), Purchaser hereby represents and warrants to Seller as follows:

Section 4.1. Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Purchaser is qualified or otherwise authorized to do business under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law and has all necessary organizational power and authority to carry on its business as presently conducted, except as would not, or would not reasonably be expected to, impair or materially delay the ability of Purchaser to (a) perform its obligations under this Agreement or (b) consummate the Transaction and the other transactions contemplated hereby (each of clause (a) and clause (b), a “Purchaser Material Adverse Effect”).

Section 4.2. Authority; Execution and Delivery; Enforceability. Purchaser has all necessary power and authority to execute this Agreement and the other Transaction Documents to which it is a party and to consummate the Transaction and the other transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the other Transaction Documents to which it is a party and the consummation by Purchaser of the Transaction and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action of Purchaser. Purchaser has duly executed and delivered this Agreement, and will duly execute and deliver the other Transaction Documents to which it is a party, and assuming due authorization, execution and delivery by Seller and the other Seller Entities, this Agreement and the other Transaction Documents to which Purchaser is a party will constitute its valid and binding obligation, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3. No Conflicts; Consents. The execution and delivery by Purchaser of this Agreement and the other Transaction Documents to which it is a party does not and will not, and the consummation of the Transaction and the other transactions contemplated hereby and thereby and compliance by Purchaser with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of any benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any provision of (a) the certificate of incorporation, bylaws or equivalent governing documents of Purchaser, (b) any Judgment or Law applicable to Purchaser or its Subsidiaries, or the properties or assets of Purchaser or its Subsidiaries or (c) any Contract to which Purchaser or its Subsidiaries is party or the properties or assets of Purchaser or its Subsidiaries are bound, except, in each case, for any such items that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No Approval of any Governmental Entity is required to be obtained or made by or with respect to Purchaser or its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents or the consummation of the Transaction and the other transactions contemplated hereby and thereby, other than in respect of Antitrust Laws set forth on Section 4.3 of the Purchaser Disclosure Schedules.

Section 4.4. Financial Ability to Perform. Purchaser affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Purchaser obtain financing for, or related to, any of the transactions contemplated by this Agreement. Purchaser has delivered to Seller true and complete copies of (a) the executed commitment letter, dated as of November 13, 2018 between Purchaser, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith

Incorporated, Bank of Montreal, BMO Capital Markets Corp., Barclays Bank PLC, Canadian Imperial Bank of Commerce, New York Branch, Citigroup Global Markets Inc., Credit Suisse AG, Credit Suisse Loan Funding LLC, Credit Suisse International, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, HSBC Bank USA, National Association, HSBC Securities (USA) Inc., JPMorgan Chase Bank, N.A., Royal Bank of Canada, RBC Capital Markets, The Bank of Nova Scotia, The Toronto-Dominion Bank, New York Branch and TD Securities (USA) LLC (including all exhibits, schedules and annexes thereto, and the executed fee letter associated therewith redacted in a manner as described below, collectively, and as the same may be amended, replaced, waived or otherwise modified from time to time to the extent not prohibited by Section 5.16(d), the “Debt Commitment Letter”), pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to provide the aggregate amounts set forth therein (the “Debt Financing”) for the purposes of funding the Financing Uses and (b) the executed commitment letter, dated as of the date hereof, among Purchaser, the Guarantor and the other parties thereto (including all exhibits, schedules and annexes thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which the Guarantor has committed, subject to the terms and conditions set forth therein, to invest cash in the aggregate amount set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides that Seller is a third-party beneficiary thereto to the extent set forth in the Equity Commitment Letter. None of the Commitment Letters have been amended, supplemented or modified prior to the date of this Agreement, as of the date hereof no such amendment, supplement or modification is contemplated or pending, and as of the date of this Agreement, the respective commitments contained in the Commitment Letters have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated except, in each case, in connection with the potential addition of lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto in a manner permitted by Section 5.16. Except for (i) the fee letter referred to above (a complete copy of which has been provided to Seller, with only fee amounts and the economic terms (other than covenants) related to the “market flex” provisions contained therein redacted) (provided that Purchaser represents and warrants that the market flex provisions in such fee letter do not permit the imposition of any new conditions (or the modification or expansion of any existing conditions) with respect to the Debt Financing or any reduction in the amount of the Debt Financing), (ii) customary engagement letters and fee credit letters and (iii) customary non-disclosure agreements with respect to the Debt Financing (none of which adversely affect the amount, conditionality, enforceability, termination or availability of the Debt Financing), there are no side letters or Contracts to which Purchaser is a party related to the provision, funding or investing, as applicable, of the Financing or the transactions contemplated hereby other than as expressly set forth in the Commitment Letters delivered to Seller prior to the date hereof. Purchaser has fully paid any and all commitment fees or other fees in connection with the Commitment Letters that are payable on or prior to the date hereof and Purchaser will, directly or indirectly, continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date. As of the date hereof, the Commitment Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of Purchaser and, to the Knowledge of Purchaser, each of the other parties thereto, subject to the Enforceability Exceptions, and Purchaser is not aware of any fact or occurrence existing on the date hereof that would or would reasonably be expected to make any of the assumptions or any of the statements set forth in the Commitment Letters inaccurate or that would or would reasonably be expected to cause the Commitment Letters to be ineffective. There are no conditions or other contingencies related to the provision, funding or investing of the full amount of the Financing (including pursuant to any market flex provisions in the fee letter or otherwise), other than as expressly set forth in the Commitment Letters delivered to Seller prior to the date hereof (or, in the case of any Alternative Financing Commitment Letter, at the time provided for in Section 5.16). As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Purchaser or, to the Knowledge of Purchaser, any other party thereto under any of the Commitment Letters, (ii) constitute a failure to satisfy a condition on the part of Purchaser or, to the Knowledge of Purchaser, any other party thereto under the Commitment Letters or (iii) to the Knowledge of Purchaser, result in any portion of the amounts to be provided, funded or invested in accordance with the Commitment Letters being unavailable on the Closing Date. As of the date hereof, Purchaser has no reason to believe that any of the conditions to the Financing contemplated by the Commitment Letters will not be satisfied or that the full amount of the Financing will not be made available to Purchaser in full on the Closing Date, and, as of the date hereof, Purchaser is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions to the Financing not to be satisfied or the full amount of the Financing not to be made available to Purchaser in full on the Closing Date. Assuming the Financing is funded and/or invested in accordance with the Commitment Letters, Purchaser will have on the Closing Date funds sufficient to (i) pay the aggregate Closing Purchase Price, (ii) pay any and all fees and expenses required to be paid by Purchaser in connection with the transactions contemplated by this Agreement and the Financing, and (iii) satisfy all of the other payment obligations of Purchaser contemplated hereunder (clauses (i) through (iii), the “Financing Uses”). Purchaser affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Purchaser obtain the Financing or any other financing for or related to any of the transactions contemplated hereby.

Section 4.5. Guaranties. Concurrently with the execution of this Agreement, each Guarantor has delivered to Seller a duly executed Guaranty. As of the date hereof and as of immediately prior to the Closing, the Guaranty is valid, binding and enforceable in accordance with its terms, and is in full force and effect, subject in each case to the effect of any applicable Enforceability Exceptions. As of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of any Guarantor under the terms and conditions of the Guaranty.

Section 4.6. Proceedings. There are no, and in the past three (3) years there have been no, Actions or Judgments pending, or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.7. Brokers. Other than Persons whose fees and expenses will be paid by Purchaser, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

Section 4.8. Investigation; Acquisition of Shares for Investment. Purchaser has knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the Transaction and the other transactions contemplated by this Agreement. Purchaser confirms that Seller has made available to Purchaser and its Affiliates and Representatives the opportunity to ask questions of the officers and management of Seller and the Business, as well as access to the documents, information and records of or with respect to the Purchased Assets, the Assumed Liabilities, the Business and the Purchased Companies and to acquire additional information about the business and financial condition of the Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Purchased Assets, the Assumed Liabilities, the Business and the Purchased Companies. Purchaser is acquiring the Purchased Entity Shares and the Purchased Venture Interests for investment purposes and not with a view toward or for offer or sale in connection with any distribution thereof, or with any present intention of offering, distributing or selling any of the Purchased Entity Shares or the Purchased Venture Interests. Purchaser acknowledges that the Purchased Entity Shares and the Purchased Venture Interests have not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or any state securities Laws, and agrees that the Purchased Entity Shares and the Purchased Venture Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available, or in a transaction not subject to registration, under the Securities Act and without compliance with foreign securities Laws, in each case, to the extent applicable. Purchaser is an “accredited investor” within the meaning of Rule 501 under the Securities Act, and any Purchased Entity Shares or Purchased Venture Interests that Purchaser receives hereunder will be received only on its own behalf and its Affiliate assignees and not for the account or benefit of any other person or entity. Purchaser is able to bear the economic risk of holding the Purchased Entity Shares and the Purchased Venture Interests for an indefinite period (including, without limitation, total loss of its investment).

Section 4.9. Solvency. On the Closing Date, immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the payment of the Closing Purchase Price, the Financing and payment of all related fees and expenses) and assuming (i) that any estimates, projections or forecasts provided by or on behalf of Seller to Purchaser prior to the date hereof were prepared in good faith based on reasonable assumptions, (ii) the satisfaction of the conditions to Purchaser’s obligations to effect the Closing, and (iii) the accuracy in all material respects of the representations and warranties contained in Article III (which representations and warranties shall, for this purpose, be assumed to be true and correct without giving effect to any knowledge, materiality, “Material Adverse Effect” or similar qualifiers contained therein), Purchaser will be Solvent immediately after the consummation of the transactions contemplated by this Agreement on the Closing Date. For purposes of this Agreement, “Solvent” means that, with respect to any Person, as of any date of determination, (a) the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.

Section 4.10. No Other Representations or Warranties. Seller acknowledges that (a) none of Purchaser or any of its Affiliates has made any representation or warranty, expressed or implied, as to Purchaser or any of its Affiliates, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Purchaser or any of its Affiliates furnished or made available to Seller and its Affiliates and Representatives, except as expressly set forth in this Article IV or in any certificate delivered hereunder or any other Transaction Document, and (b) Seller has not relied on any representation or warranty from Purchaser or any of its Affiliates in determining to enter into this Agreement, except as expressly set forth in this Article IV or in any certificate delivered hereunder or any other Transaction Document.

ARTICLE V

COVENANTS

Section 5.1. Efforts.

(a) From and after the date hereof, subject to Section 5.1(c), Purchaser and Seller shall (and shall cause their respective Affiliates to) use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective in the most expeditious manner possible the Transaction and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transaction and the other transactions contemplated by this Agreement as soon as practicable, (ii) the execution and delivery of any additional instruments necessary to consummate the Transaction and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement, and (iii) during the pendency of this Agreement, the defending of any lawsuits or other legal proceedings brought by any Governmental Entity, whether judicial or administrative, challenging this Agreement or the consummation of the Transaction and the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed. Without limiting the foregoing, subject to Section 5.1(c), Purchaser and Seller shall (and, Purchaser shall cause its “ultimate parent entity,” as such term is generally determined in accordance with applicable Antitrust Laws, to) use reasonable best efforts to take all actions reasonably necessary to obtain (and shall reasonably cooperate with each other in obtaining) any Regulatory Approvals (which actions shall include furnishing all information reasonably required in connection with such Approvals) required to be obtained or made by Purchaser, Seller, the other Seller Entities or the Purchased Subsidiaries in connection with the Transaction or the other transactions contemplated by this Agreement. Additionally, subject to Section 5.1(c), each of Purchaser and Seller shall use their respective reasonable best efforts to fulfill all conditions precedent to this Agreement (including those set forth in Section 7.1) and Purchaser shall not take any action after the date of this Agreement that would reasonably be expected to impair or materially delay the obtaining of, or result in not obtaining, any Regulatory Approval (excluding any such Regulatory Approval required in connection with the Pre-Closing Reorganization, but solely to the extent resulting from any changes to the Pre-Closing Reorganization made in accordance with Section 5.13 after the date hereof) necessary to be obtained prior to the Closing. To the extent that transfers of any Permits are required as a result of the execution of this Agreement or the consummation of the Transaction or the other transactions contemplated by this Agreement, the parties hereto shall use reasonable best efforts to effect such transfers.

(b) Prior to the Closing, subject to applicable Law, Purchaser and Seller shall each use reasonable best efforts to keep the other reasonably apprised of the status of matters relating to the completion of the Transaction and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required Regulatory Approvals. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.3 of this Agreement and applicable Law, each party shall promptly consult with the other party to this Agreement to provide any reasonably necessary information with respect to (and, in the case of correspondence, provide the other party (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement, the Transaction and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 5.3 of this Agreement and applicable Law, each party shall promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of material oral communications, advise the other party orally of) any communication from any Governmental Entity regarding the Transaction and the other transactions contemplated by this Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Entity. If either party or any Representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transaction or the other transactions contemplated by this Agreement, then such party will use its reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response in compliance with such request. Neither party will participate, or permit its Representatives to participate in any meeting with any Governmental Entity in connection with this Agreement and the Transaction or the other transactions contemplated by this Agreement (or make substantive oral submissions at meetings or in telephone or other conversations) unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives such other party a reasonable opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.3 and applicable Law, each party shall furnish the other party with copies of all filings, written submissions, correspondence, and material communications (and any memoranda prepared by such party setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Transaction or the other transactions contemplated by this Agreement, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of filings or submissions of information to any such Governmental Entity. Purchaser and Seller may, as each deems reasonably advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; provided, that materials provided pursuant to this Section 5.1(b) may be redacted (i) to remove references concerning the valuation of or future plans for the Business or Purchaser’s or Seller’s business, (ii) as necessary to comply with contractual obligations, and (iii) as necessary to address reasonable privilege concerns.

(c) Purchaser agrees to take promptly any and all steps and actions necessary to avoid or eliminate each and every impediment that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur expeditiously and provided that such action is conditioned upon the consummation of the Closing, but in no case later than the Outside Date, including, as applicable, (i) providing information to such Persons and (ii) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, (A) the sale, divesture or disposition of, or holding separate (through the establishment of a trust or otherwise), such of the Purchased Assets and of the assets, properties and businesses of Purchaser, the Business and the Purchased Subsidiaries after the Closing Date, (B) the termination, modification or extension of existing relationships and contractual rights and obligations of Purchaser, the Business and the Purchased Subsidiaries after the Closing Date, (C) the establishment or creation of relationships and contractual rights and obligations of Purchaser, the Business and the Purchased Subsidiaries after the Closing Date, (D) the termination of any relevant venture or other arrangement of Purchaser, the Business and the Purchased Subsidiaries after the Closing Date, and (E) any other change or restructuring of the Purchased Subsidiaries after the Closing Date, in each case, as may be required to be taken in order to obtain any Regulatory Approval (excluding any such Regulatory Approval required in connection with the Pre-Closing Reorganization, but solely to the extent resulting from any changes to the Pre-Closing Reorganization made in accordance with Section 5.13 after the date hereof) or avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any litigation, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement under Antitrust Laws (each such action described in this clause (ii), a “Divestiture Action”); provided that, notwithstanding anything in this Agreement to the contrary, neither Purchaser nor any of its Affiliates shall be required to (and Seller and its Affiliates shall not without Purchaser’s prior written consent), propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, any Divestiture Action with respect to the assets or businesses of Purchaser and its Affiliates other than the Business, the Purchased Assets and the Purchased Entities following the Closing (each such Divestiture Action that Purchaser is not required to accept or take, a “Burdensome Condition”). In addition, Purchaser shall oppose, through and including litigation on the merits (and any appeals with respect thereto), any claim asserted in court or other forum by any Governmental Entity in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would restrain or prevent the Closing by the Outside Date.

(d) Each of Seller and Purchaser shall, and shall cause its Affiliates to, use reasonable best efforts to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party whose Approval is sought in connection with the Transaction and the other transactions contemplated by this Agreement. Whether or not the Transaction is consummated, Purchaser shall be responsible for all filing fees and payments to any Governmental Entity in order to obtain any Approvals (excluding any Approvals required in connection with the Pre-Closing Reorganization) pursuant to this Section 5.1, other than the fees of and payments to Seller’s legal and professional advisors.

(e) Purchaser shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder, and Purchaser shall make all strategic decisions and lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any Approvals that may be sought by or from, any Governmental Entity, including determining the strategy for contesting, litigating or otherwise responding to objections to, or proceedings challenging, the consummation of the transactions contemplated by this Agreement, in each case subject to good faith consultations with Seller reasonably in advance and in consideration of Seller’s views. Any provision in this Agreement notwithstanding, none of Seller, the other Seller Entities or any of their respective Affiliates (including, prior to the Closing, the Purchased Companies) shall under any circumstance be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person to obtain any Approval. None of Seller, the other Seller Entities nor any of their respective Affiliates (including, prior to the Closing, the Purchased Companies) shall have any Liability whatsoever to Purchaser solely arising out of or relating to the failure to obtain any Approvals that may be required in connection with the Transaction and the other transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof. Purchaser acknowledges that (i) no representation, warranty or covenant of Seller contained in the Transaction Documents shall be breached or deemed breached, and no condition shall be deemed not satisfied, based solely on (A) the failure to obtain any Approval or (B) any such termination of a Contract and (ii) no covenant of Seller contained in the Transaction Documents shall be breached or deemed breached, and no condition shall be deemed not satisfied, based solely on any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Approval or any such termination.

(f) Except as specifically required by this Agreement, Purchaser will not take any action the effect of which would reasonably be expected to materially delay or materially impede the ability of the parties to consummate the Transaction (excluding for this purpose the Pre-Closing Reorganization, but solely to the extent resulting from any changes to the Pre-Closing Reorganization made in accordance with Section 5.13 after the date hereof). Without limiting the generality of the foregoing, Purchaser will not, and will not permit any respective Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Entity necessary to consummate the Transaction or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transaction, or (iii) materially delay the consummation of the Transaction, in each case of clauses (i), (ii) and (iii) excluding for this purpose the Pre-Closing Reorganization, but solely to the extent resulting from any changes to the Pre-Closing Reorganization made in accordance with Section 5.13 after the date hereof.

Section 5.2. Covenants Relating to Conduct of Business.

(a) Except as set forth in Section 5.2 of the Seller Disclosure Schedules or as required by applicable Law or as otherwise required or expressly contemplated by the terms of this Agreement or as expressly set forth on the Step Plan, from the date of this Agreement to the Closing, and except as Purchaser may otherwise consent in writing to (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall (and shall cause its Subsidiaries to) (i) conduct the Business in all material respects in the ordinary course and consistent with past practice, (ii) use commercially reasonable efforts to preserve substantially intact the Business, (iii) use commercially reasonable efforts to maintain in effect all Transferred Permits and (iv) use commercially reasonable efforts to maintain satisfactory relationships with the customers, lenders, suppliers and others having material business relationships with the Business, and to not fail to maintain or renew insurance coverage in the ordinary course of business consistent with past practice; provided, that no action by Seller or any of its Subsidiaries specifically permitted by any other provision of this Section 5.2 shall be deemed a breach of this Section 5.2(a).

(b) Except as set forth in Section 5.2 of the Seller Disclosure Schedules or as required by applicable Law or as otherwise required or expressly contemplated by the terms of this Agreement or as expressly set forth on the Step Plan, and solely with respect to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies, Seller shall not, and shall cause each of its Subsidiaries not to, do any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), it being understood and agreed that Seller’s obligations with respect to the following, to the extent pertaining to the Purchased Non-Consolidated Ventures, shall be limited solely to its obligation not to, and to cause its Subsidiaries not to, permit, authorize or consent to any of the following actions to be taken by any of the Purchased Non-Consolidated Ventures to the extent that Seller or such Subsidiary has the right to permit, authorize or consent to such action:

(i) except as required under any Benefit Plan or applicable Law or in connection with any action under a broad-based employee benefit plan or arrangement that applies uniformly to Business Employees and other similarly situated employees of Seller and its Affiliates and that does not result in a material increase in Liability to Purchaser, any Purchased Company or any of their respective Affiliates, (A) grant or announce any increase in the wages, salaries, compensation, bonuses, equity or equity-based awards or incentives payable to any current or former Business Employees (other than increases in annual base salary or wages to any Business Employee who is not a Key Employee in the ordinary course of business consistent with past practice), (B) adopt, establish, enter into, materially amend, or increase or promise to increase any benefits, other than in the ordinary course of business, under, a broad-based employee benefit plan or arrangement that applies substantially uniformly to Business Employees and other similarly situated employees of Seller and its Affiliates, (C) grant any severance, retention, change in control, transaction bonus or termination pay to, or enter into or amend any agreement or arrangement providing for the payment of such amounts with, any current or former Business Employee, (D) amend or enter into any Collective Bargaining Agreement, (E) hire any Key Employee or terminate the employment of any Key Employee (other than for cause), (F) transfer the employment or employment duties of any Business Employee to a business unit of Seller or any of its Affiliates that is not a Purchased Company, or (G) transfer the employment of any individual who is not a Business Employee to any Purchased Company or otherwise into the Business, other than to fill a vacancy (x) in existence as of the date hereof for a position that, prior to the date hereof, was devoted primarily to the Business, or (y) caused by a departure of a Business Employee after the date hereof, in each instance in the ordinary course of business consistent with past practice (other than a Business Employee who is a Key Employee), provided that, in each instance, such employee is given a substantially similar appointment and receives a commensurate base salary;

(ii) authorize or effect any amendment to or change the organizational documents of any Purchased Entity or authorize, effect or consent to any amendment of the organizational documents of any Purchased Venture;

(iii) (A) issue, authorize the issuance of, grant, sell, or dispose of any Purchased Entity Securities (other than or by to another Purchased Entity), (B) issue, authorize the issuance of, grant, sell, or dispose of any Purchased Venture Securities (other than to or by a Purchased Entity) or (C) split, combine or reclassify any Purchased Entity Securities or Purchased Venture Securities or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Purchased Entity Securities or any Purchased Venture Securities (other than pursuant to any binding contractual obligation in effect as of the date hereof), or (D) amend any term of any Purchased Entity Security or any Purchased Venture Security (in each case, whether by merger, consolidation or otherwise);

(iv) (A) except for transactions among the Seller Entities, Seller, the Purchased Entities and their respective Affiliates (including intercompany debt arrangements and intercompany pledge arrangements for cash management purposes, and transactions pursuant to the cash pooling arrangement with Bank Mendes Gans), incur any Indebtedness of any Purchased Subsidiary other than (x) borrowings under Seller’s and its Affiliates’ current revolving credit facilities in the ordinary course of business or (y) for amounts not exceeding $50,000,000, (B) except for transactions among the Seller Entities, Seller, the Purchased Entities and their respective Affiliates (provided that such transactions are consistent with Section 5.13), make any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any assets or businesses in excess of $10,000,000 individually or $25,000,000 in the aggregate other than acquisitions of supplies, inventory and similar assets in the ordinary course of business consistent with past practice or of assets pursuant to a definitive agreement in effect as of the date hereof, (C) except for transactions among the Seller Entities, Seller, the Purchased Entities and their respective Affiliates (provided that such transactions are consistent with Section 5.13), sell, pledge (other than any intercompany pledge arrangements described in clause (A)), transfer, abandon, let lapse, dispose of or encumber or create any Lien on any assets (excluding Owned Intellectual Property) or businesses in excess of $5,000,000 in the aggregate (including pursuant to Section 5.13(c)), other than (x) sales of inventory or disposals of obsolete inventory, in each case in the ordinary course of business consistent with past practice, or (y) sales or dispositions of businesses or assets pursuant to a definitive agreement in effect as of the date hereof, or (D) except for transactions among the Seller Entities, Seller, the Purchased Entities and their respective Affiliates (provided that such transactions described in clauses (B) or (C) above are consistent with Section 5.13), enter into any binding Contract with respect to any of the foregoing;

(v) enter into any Contract in relation to the Business for the purchase of real property in excess of $10,000,000 or lease (as lessee) of real property or exercise any option to extend or otherwise amend or modify any Transferred Leases providing for annual payments in excess of $2,500,000 individually or $10,000,000 in the aggregate;

(vi) settle or offer to settle (A) any Proceeding or material Action (in each case, other than with respect to Taxes) other than in the ordinary course of business consistent with past practice involving solely money damages that are paid in full prior to the Closing and not in excess of $5,000,000 individually or $10,000,000 in the aggregate or (B) any Action (other than with respect to Taxes) that relates to the transactions contemplated hereby;

(vii) make any material change in any method of financial accounting or financial accounting practice or policy applicable to the Business, other than such changes as are required by GAAP or applicable Law or are consistent with the Transaction Accounting Principles;

(viii) (A) terminate or materially modify, amend or waive any right under any Material Contract, except in the ordinary course of business consistent with past practice with respect to any Contract (or series of related Contracts) involving payments to or by the Business of less than $10,000,000 in the aggregate; or (B) except in each case in the ordinary course of business consistent with past practice, cancel, compromise or settle any material claim, or intentionally waive or release any material right with respect to any Material Contract or the Business;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or file for bankruptcy with respect to any Purchased Company;

(x) terminate, suspend, amend or modify in any material respect, any Business Permit, except (A) as required by applicable Law or a Governmental Entity or (B) in the ordinary course of business consistent with past practice;

(xi) make or change any material Tax election, change any Tax accounting period, adopt or change any Tax accounting method, settle or compromise any Proceeding or assessment with respect to material Taxes (other than in the ordinary course of business consistent with past practice involving solely Taxes that are paid in full prior to the Closing (but not in excess of $2,500,000 individually or $10,000,000 in the aggregate), if such settlement or compromise is not reasonably expected to adversely impact Purchaser or any of its Affiliates (including the Purchased Companies) in a Post-Closing Period), or consent to any extension or waiver of the limitations period applicable to any material Tax Claim or assessment, in each case, with respect to the Business, the Purchased Assets or any Purchased Company;

(xii) sell, license or sublicense (other than non-exclusive licenses and sublicenses in the ordinary course of business consistent with past practice), abandon or permit to lapse, transfer or dispose of, create or incur any Lien (other than any Permitted Lien) on, or otherwise fail to take any action necessary to maintain, enforce or protect any material Owned Intellectual Property;

(xiii) incur any capital expenditures or any Liabilities in respect thereof in excess of $10,000,000 on an annual basis or $25,000,000 in the aggregate payable by any Purchased Company, other than in accordance with the capital expenditure budget relating to the Business;

(xiv) except for transactions among the Seller Entities, Seller, the Purchased Entities and their respective Affiliates (including intercompany debt arrangements and intercompany pledge arrangements for cash management purposes, and transactions pursuant to the cash pooling arrangement with Bank Mendes Gans), make any loans, advances or capital contributions to, or investment in, any other Person with respect to the Business in excess of $5,000,000 individually or $10,000,000 in the aggregate, other than pursuant to any binding contractual obligation in effect as of the date hereof or advances to employees for business expenses in the ordinary course of business consistent with past practice; or

(xv) (A) enter into any Contract that limits or otherwise restricts in any material respect the conduct of the Business or any Purchased Company or any of their respective Affiliates or any successor thereto or that could, after the Closing Date, limit or restrict in any material respect the Business, any Purchased Company, Purchaser or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person, excluding any distribution Contract that provides for a third party to be the exclusive distributor of products supplied by the Business in a specified territory during the term of such Contract, or (B) enter into any Contract (or series of Contracts) that would have been a Material Contract (including any such series taken as a whole) if entered into prior to the date hereof, except with respect to any Contract (or series of Contracts) involving payments to or by the Business of less than $10,000,000 in the aggregate that is entered into in the ordinary course of business consistent with past practice; or

(xvi) authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

(c) Anything to the contrary in this Agreement notwithstanding, the parties hereto acknowledge and agree that nothing in this Section 5.2 shall be deemed to (i) limit the transfer of Excluded Assets prior to the Closing so long as such transfer would not create any Assumed Liability that would not have existed absent such transfer or (ii) affect, restrict or limit the ability of Seller, the other Seller Entities or their respective Affiliates to engage in certain harmonization and integration activities to be implemented in connection with the merger between Johnson Controls, Inc. and Tyco International plc (including harmonization of cash management systems and other treasury functions; employee benefit plans and other employee related matters; and corporate policies and procedures) so long as such activities are not adverse to the Business in any material respect and would not create any Assumed Liability that would not have existed absent such action.

(d) Anything to the contrary in this Agreement notwithstanding, nothing in this Section 5.2 shall prohibit or otherwise restrict in any way the operation of the business of Seller, the other Seller Entities or their respective Affiliates, except solely with respect to the conduct of the Business by Seller and its Subsidiaries, the Purchased Assets, the Assumed Liabilities and the Purchased Companies.

(e) As soon as reasonably practicable after the date hereof, each of Seller and Purchaser shall, and shall cause its respective Affiliates to, use reasonable best efforts to negotiate in good faith and enter into prior to the Closing long-term leases, subleases, licenses or other suitable arrangements reasonably acceptable to Purchaser and Seller for the properties described in Section 5.2(e) of the Seller Disclosure Schedules on arms’-length market terms.

(f) Promptly after the date of this Agreement, Seller shall use reasonable best efforts to cause the transactions described in Item 2 of Section 2.4(a)(iii)(B) of the Seller Disclosure Schedules to occur on or prior to March 31, 2019. Seller shall use reasonable best efforts to keep Purchaser reasonably apprised of the status of such efforts described in the preceding sentence and any material discussions with or material correspondence or communications to or from the third parties involved in such transactions.

(g) Prior to the Closing, Seller shall use reasonable best efforts to complete the establishment (including systems, processes and procedures) of, and recruitment of substantially all personnel necessary to conduct, the stand-alone treasury, tax, internal audit, finance and reporting functions for the Business and the Purchased Subsidiaries.

Section 5.3. Confidentiality. Purchaser and Seller acknowledge that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of that certain confidentiality agreement between Brookfield Capital Partners LLC and Seller, dated as of May 15, 2018 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety and shall survive the Closing in accordance with such terms; provided, that actions taken by the parties hereunder to the extent necessary in order to comply with their respective obligations under Section 5.1 hereunder shall not be deemed to be in violation of this Section 5.3 or the Confidentiality Agreement; provided, that the foregoing shall not affect Section 5.1(b) to the extent that Section 5.1(b) specifies that it is subject to this Section 5.3 or the Confidentiality Agreement; provided, that Purchaser may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to its and its Affiliates’ affiliated investment funds and investors and potential investors therein, in each case who are subject to customary confidentiality restrictions. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided, that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Seller, the other Seller Entities, the Purchased Entities or any of their respective Affiliates or Representatives, concerning Seller, the other Seller Entities or any of their respective Affiliates (other than solely with respect to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement, any termination of the Confidentiality Agreement that has or would otherwise occur notwithstanding. From and after the Closing, Seller shall, and shall cause each of its Affiliates and each of its and their respective Representatives to, unless compelled to disclose by applicable Law, hold in confidence all, and not use any, confidential information concerning the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies, except to the extent that such information (i) was previously known on a non-confidential basis by Seller, (ii) is in the public domain through no fault of Seller or its Affiliates or (iii) was later lawfully acquired by Seller from sources other than those related to its prior ownership of the Business. The obligation of Seller and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

Section 5.4. Access to Information.

(a) Seller shall afford to Purchaser, its Affiliates and their respective Representatives reasonable access in a manner that does not unreasonably interfere with the operation of the Business, upon reasonable notice during normal business hours, consistent with applicable Law and in accordance with the reasonable procedures established by Seller, during the period prior to the Closing, to the information, properties, books, Contracts, records and personnel of Seller or any of its Subsidiaries related to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies; provided, that (i) neither Seller nor any of its Affiliates shall be required to violate any obligation of confidentiality to which it or any of its Affiliates is subject in discharging their obligations pursuant to this Section 5.4(a) (it being agreed that, in the event the restriction in the foregoing clause (i) applies, Seller shall provide Purchaser with a reasonably detailed description and summary of the information not provided and cooperate with Purchaser to design and implement alternative disclosure arrangements to enable Purchaser to evaluate any such information without resulting in such violation); (ii) if necessary to avoid violating any Laws, Seller shall make available, or cause its Subsidiaries to make available, Business Employee personnel files only after the Closing Date and, with respect to any Business Employees, if and when Purchaser provides Seller with notice that the applicable Business Employees have provided Purchaser with a release permitting transfer of those files (provided, that Seller shall not make, or cause to be made, available medical records, workers compensation records or the results of any drug testing in violation of applicable privacy Laws unless the applicable Business Employee has consented to such disclosure); and (iii) prior to the Closing Date, Purchaser shall not conduct any Phase II Environmental Site Assessment or conduct any invasive testing or any sampling of soil, sediment, surface water, ground water or other environmental media or any building material at, on, under or within any facility on the Transferred Owned Property, Transferred Leased Property, or any other property of Seller, the other Seller Entities, the Purchased Entities or any of their respective Affiliates.

(b) Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.4(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business, and none of Purchaser or any of its Affiliates or Representatives shall communicate with any of the employees of the Business without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize attorney-client privilege or contravene any Laws (it being agreed that, in the event the restrictions in the foregoing sentence apply, Seller shall provide Purchaser with a reasonably detailed description and summary of the information not provided and cooperate with Purchaser to design and implement alternative disclosure arrangements to enable Purchaser and its Representatives to evaluate any such information so long as such disclosure will not jeopardize such attorney-client privilege or contravening such Laws).

(c) At and after the Closing, Purchaser shall, and shall cause its Affiliates to, afford Seller, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, and in a manner that does not unreasonably interfere with the operation of the Business, consistent with applicable Law and in accordance with the reasonable procedures established by Purchaser, access to the information, properties, books, Contracts, records and employees of the Business and the Purchased Entities to the extent that such access may be reasonably requested by Seller for a reasonable business purpose, including in connection with the preparation of financial statements, Taxes, reporting obligations and compliance with applicable Laws; provided, that nothing in this Agreement shall limit any of Seller’s or any of its Affiliates’ rights of discovery; provided, further, that (i) neither Purchaser nor any of its Affiliates shall be required to violate any obligation of confidentiality to which it or any of its Affiliates is subject in discharging their obligations pursuant to this Section 5.4(c) (it being agreed that, in the event the restriction in the foregoing clause (i) applies, Purchaser shall provide Seller with a reasonably detailed description and summary of the information not provided and cooperate with Seller to design and implement alternative disclosure arrangements to enable Seller to evaluate any such information without resulting in such violation). Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize attorney-client privilege or contravene any Laws (it being agreed that, in the event the restrictions in the foregoing sentence apply, Purchaser shall provide Seller with a reasonably detailed description and summary of the information not provided and cooperate with Seller to design and implement alternative disclosure arrangements to enable Seller and its Representatives to evaluate any such information so long as such disclosure will not jeopardize such attorney-client privilege or contravening such Laws).

(d) At and after the Closing, Seller shall, and shall cause its Affiliates to, afford Purchaser, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, and in a manner that does not unreasonably interfere with the operation of Seller’s business, consistent with applicable Law and in accordance with the reasonable procedures established by Seller, reasonable access to the information, properties, books, Contracts, records and personnel of Seller or any of its Subsidiaries related to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies to the extent that such access may be reasonably requested by Purchaser for a reasonable business purpose, including in connection with the preparation of financial statements, Taxes, reporting obligations and compliance with applicable Laws.

(e) Purchaser agrees to hold all the books and records of the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by Law.

(f) Seller agrees to hold all the books and records of the Business existing on the Closing Date that it has retained as of the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by Law.

(g) From and after the Closing, upon Purchaser’s request, Seller agrees to use commercially reasonable efforts to enforce, at Seller’s sole cost and expense, any confidentiality and non-use provisions relating to confidential information regarding the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies in any non-disclosure, confidentiality or similar Contracts between Seller or any of its Subsidiaries, on the one hand, and any potential acquiror of all or a majority of the Business, on the other hand, entered into in the past three (3) years.

(h) From and after the execution of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by Law (including Antitrust Laws), each party hereto shall use commercially reasonable efforts to, and to cause its Representatives to, cooperate in planning the integration after the Closing of the Business, on the one hand, with Purchaser and its Subsidiaries, on the other hand, including by providing information as reasonably requested by Purchaser in connection with planning for the provision and receipt of the Services, including information on the calculation of the Fees (as defined in the Transition Services Agreement) set forth on the Schedules (as defined in the Transition Services Agreement) of Services (as defined in the Transition Services Agreement) provided by Seller as attached to the Transition Services Agreement as of the date hereof. Notwithstanding anything to the contrary set forth in this Section 5.4(h), the parties may designate any competitively sensitive material provided to the other under this Section 5.4(h) as “outside counsel only”. Such competitively sensitive materials and the information contained therein shall be given only to outside legal counsel and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; provided, that materials provided pursuant to this Section 5.4(h) may be redacted (i) to remove references concerning the valuation of or future plans for the Business or Purchaser’s or Seller’s business, (ii) as necessary to comply with contractual obligations, and (iii) as necessary to address reasonable privilege concerns.

Section 5.5. Publicity. Each of Seller and Purchaser may issue an initial press release with respect to the Transaction that is mutually acceptable. Other than such initial press releases, no party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement, the Transaction or the other transactions contemplated by this Agreement without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules; provided, that Purchaser may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to its and its Affiliates’ affiliated investment funds and investors and potential investors therein, in each case who are subject to customary confidentiality restrictions.

Section 5.6. Intercompany Accounts and Intercompany Arrangements. Immediately prior to the Closing, all intercompany balances and accounts (other than accounts set forth in Section 5.6 of the Seller Disclosure Schedules) between Seller or any of its Affiliates (other than the Purchased Companies), on the one hand, and the Purchased Companies, on the other hand, shall be settled or otherwise eliminated in such a manner as the Seller Entities shall determine in their sole discretion (including by the Seller Entities or any of their Affiliates removing from any Purchased Company all Cash Amounts or funds from cash pools by means of dividends, distributions, contribution, the creation or repayment of intercompany debt, increasing or decreasing of cash pool balances or otherwise) without any further Liability to any Purchased Company. Intercompany balances and accounts solely among any of the Purchased Companies shall not be affected by this provision. Immediately prior to the Closing, except for the Transaction Documents to be entered into in connection with this Agreement or as set forth on Section 5.6 of the Seller Disclosure Schedules, all Related Party Agreements shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further Liabilities therefor or thereunder.

Section 5.7. Employee Matters.

(a) Continuation of Employment.

(i) At or prior to Closing, Seller shall (or shall cause its Subsidiaries to) use reasonable best efforts to transfer the employment of each Business Employee who is not employed by a Purchased Company to a Purchased Company as designated by Seller for the positions described in Section 5.2(b)(i) of the Seller Disclosure Schedules and, with respect to positions other than those described in Section 5.2(b)(i) of the Seller Disclosure Schedules, as designated by Seller in good faith consultation with Purchaser. Notwithstanding the foregoing, to the extent any Business Employee cannot practicably be transferred to a Purchased Company, Purchaser shall extend an offer of employment to such employee on terms consistent with this Agreement and following such Business Employee’s acceptance of such offer of employment, such employee will be a Business Employee for purposes of this Agreement. Subject to applicable Law, Seller shall reasonably cooperate with Purchaser in good faith for the purpose of preparing for on-boarding Business Employees.

(ii) As of the Closing Date (and, for the avoidance of doubt, not for any minimum period of time thereafter), Purchaser shall (i) cause each of the Purchased Companies to continue to employ on the Closing Date its respective Purchased Company Employees, and (ii) with respect to each other Business Employee, either (A) continue to employ such other Business Employee, to the extent employment continues by operation of Law, or (B) offer, or cause its applicable Affiliate to offer, employment to such other Business Employee, to the extent employment does not continue by operation of Law, in all cases, on terms consistent with this Section 5.7. Each Purchased Company Employee, each other Business Employee whose employment continues by operation of Law or who commences employment with Purchaser or any of its Affiliates within six (6) months following the Closing, each Business Employee who accepts Purchaser’s offer of employment pursuant to this Section 5.7(a), and each Business Employee who accepts an offer of employment from Purchaser in accordance with Section 5.7(f), shall be referred to herein as a “Transferred Business Employee.” Except as otherwise expressly set forth herein, from and after the Closing, Seller and its Affiliates shall retain all Liabilities (i) under Seller Benefit Plans (other than Liabilities with respect to Transferred Business Employees pursuant to the Assumed Benefit Plans) or (ii) under the Post-Retirement Plans that are transferred to the Mirror Plans, and Purchaser and its Affiliates shall assume or retain, as applicable, all Liabilities under Purchased Company Benefit Plans with respect to Post-Retirement Plans transferred to the Mirror Plans and with respect to Transferred Business Employees pursuant to the Assumed Benefit Plans.

(b) Terms and Conditions of Employment. With respect to each Transferred Business Employee who is not covered by a collective bargaining or other labor Contract, Purchaser shall maintain, for a period of at least twelve (12) months following the Closing Date, (A) the same wage rate or base salary level in effect for such Transferred Business Employee immediately prior to the Closing and (B) annual cash incentive compensation opportunities and employee benefits (other than equity-based and other long-term incentive compensation opportunities) that are substantially comparable, in the aggregate, to those in effect for such Transferred Business Employees immediately prior to the Closing. The compensation and benefits of Transferred Business Employees who are covered by a collective bargaining or other labor Contract shall be provided as required in accordance with the applicable Contract. As of and after the Closing, Purchaser shall provide to each Transferred Business Employee full credit for all purposes under any Purchased Company Benefit Plan and each other employee benefit plan, policy or arrangement by Purchaser or any of its Affiliates (other than benefit accrual under any defined benefit pension plan or retiree health or welfare plan other than a Purchased Company Benefit Plan) for such Transferred Business Employee’s service prior to the Closing with Seller or any of its Affiliates, to the same extent such service is recognized by Seller and its Affiliates immediately prior to the Closing under an analogous Benefit Plan; provided, that such service shall not be credited to the extent it would result in a duplication of benefits.

(c) Health Coverages. With respect to any group health plan or plans maintained by Purchaser or its Affiliates in which any Transferred Business Employee is eligible to participate on or after the Closing Date, Purchaser shall, or shall cause its Affiliates, to (i) use reasonable best efforts to waive, or cause to be waived, preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of such Transferred Business Employee (other than any such condition, limitation, exclusion, requirement or period already in effect under the applicable group health Benefit Plan) and (ii) provide such Transferred Business Employee credit for the year in which the Closing Date occurs for any deductibles, co-payments or out-of-pocket expenses already incurred by such Transferred Business Employee under the applicable group health Benefit Plan to the same extent as such Transferred Business Employee was entitled, prior to the Closing Date, to credit for such deductibles, co-payments or out-of-pocket expenses under the applicable analogous group health Benefit Plan.

(d) Severance. In the event that, due to Purchaser’s failure to (i) make an offer of employment to a Business Employee on the terms required under this Section 5.7 or (ii) provide terms and conditions of employment to a Business Employee as required by applicable Law, a Business Employee does not continue or accept employment with Purchaser or its Affiliates in connection with the consummation of the transactions contemplated by this Agreement, which results in any obligation, contingent or otherwise, of Seller or any of its Affiliates to pay any severance or other benefits to such Business Employee in accordance with a severance policy or arrangement set forth on Section 5.7(d) of the Seller Disclosure Schedules, Purchaser shall, and shall cause its Affiliates to reimburse and otherwise indemnify and hold harmless Seller and its Affiliates (including the other Seller Entities) and their respective Affiliates for all such severance and other benefits. With respect to each Transferred Business Employee whose employment is terminated by Purchaser or its Affiliates without Cause during the period commencing on the Closing Date and ending twelve (12) months after the Closing Date, Purchaser shall, subject to such Transferred Business Employee’s execution and non-revocation of a general release of claims in favor of Purchaser and its Affiliates and Seller and its Affiliates in a form reasonably provided by Purchaser or its Affiliate, provide such Transferred Business Employee with severance benefits that are at least equal in value to the severance benefits determined in accordance with the policy set forth on Section 5.7(d) of the Seller Disclosure Schedules, in each case, taking into account such Transferred Business Employee’s service with Seller and its Affiliates prior to the Closing and with Purchaser and its Affiliates on and after the Closing.

(e) Accrued Vacation, Sick Leave and Personal Time. Purchaser will recognize all accrued but unused vacation, sick leave and personal time for all Transferred Business Employees, which shall be treated as current Liabilities in the Post-Closing Statement and the Final Purchase Price on a dollar-for-dollar basis. To the extent required by applicable Law, Seller or its Affiliates shall pay to each Transferred Business Employee all amounts in respect of earned but unused vacation time that become due as a result of the transfer of employment contemplated by this Section 5.7, in which case such amounts will be excluded from all calculations of Funded Debt and Working Capital. In addition to, and not in lieu of, any vacation and paid time off accrued under the applicable vacation plans or policies of Purchaser or its Affiliates, Purchaser shall allow Transferred Business Employees to use the vacation, sick leave and personal time recognized or established in accordance with the first sentence of this Section 5.7(e) in accordance with the terms of Seller’s and its applicable Affiliates’ programs in effect immediately prior to the Closing Date (the terms of which shall be furnished to Purchaser within thirty (30) days after the date hereof).

(f) Disability Benefits. Seller shall be responsible for providing long-term disability benefits to any Business Employee who was on long-term disability leave immediately prior to the Closing Date. If any Business Employee who is receiving long-term disability benefits as of the Closing Date is, within twelve (12) months following the Closing Date (or any such longer period as required by applicable Law), able to return to work, Purchaser shall offer employment to such employee on terms consistent with those applicable to Transferred Business Employees generally under this Section 5.7. Purchaser, to the extent required under an applicable collective bargaining or other labor Contracts, shall return to work any inactive employee of the Business who is subject to a collective bargaining or other labor Contract and who is receiving long-term disability benefits as of the Closing Date, but who subsequently becomes able to return to work within the period provided in the collective bargaining or other labor Contract that applied to him or her immediately prior to the Closing Date (provided that such period shall not exceed twelve (12) months, unless required by applicable Law or the applicable Collective Bargaining Agreement).

(g) 401(k) Plan. Effective at the Closing, Purchaser shall establish participation by the Transferred Business Employees in a tax-qualified defined contribution plan or plans with a cash or deferred feature sponsored by Purchaser or its Affiliates (the “Purchaser 401(k) Plan”) for the benefit of each Transferred Business Employee who, as of immediately prior to the Closing, was eligible to participate in a tax-qualified defined contribution plan maintained by Seller or its Affiliates (collectively, the “Seller 401(k) Plans”). As soon as practicable after the Closing Date, the Seller 401(k) Plans shall, to the extent permitted by Section 401(k)(10) of the Code, make distributions available to Transferred Business Employees, and the applicable Purchaser 401(k) Plan shall accept any such distribution (including loans) as a rollover contribution if so directed by the applicable Transferred Business Employee.

(h) Flexible Spending Accounts. Seller and Purchaser shall take all actions reasonably necessary or appropriate so that, effective as of the Closing Date, (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the applicable flexible spending plan of Seller or its Affiliates (collectively, the “Seller FSA Plan”) of the Transferred Business Employees who are participants in the Seller FSA Plan shall be transferred to one or more comparable plans of Purchaser (collectively, the “Purchaser FSA Plan”); and (ii) such Transferred Business Employees shall be reimbursed from the Purchaser FSA Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the Closing Date occurs that are submitted to the Purchaser FSA Plan from and after the Closing Date. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Seller shall pay Purchaser the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and Purchaser shall pay Seller the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(i) Annual Bonuses. Purchaser or its applicable Affiliate shall continue any Benefit Plan that is an annual cash bonus plan listed on Section 5.7(i) of the Seller Disclosure Schedules for the year in which Closing occurs and will pay annual cash bonuses under such Benefit Plans for the year in which the Closing occurs, provided that the pre-Closing portion of such bonuses constitutes Closing Funded Debt or is included in the calculation of Closing Working Capital, in each case on a dollar-for-dollar basis.

(j) COBRA. Following the Closing Date, Purchaser and its Affiliates shall be solely and entirely responsible for providing continuation coverage to the extent required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any similar U.S. state group health plan continuation Law (collectively, “COBRA”), to all Transferred Business Employees (including any beneficiaries or dependents thereof) who become entitled to COBRA coverage with respect to qualifying events that occur after the Closing Date. Seller and its Affiliates shall be solely and entirely responsible for providing continuation coverage to the extent required under COBRA to all Business Employees (including any beneficiaries or dependents thereof) who become entitled to COBRA coverage with respect to qualifying events that occur on or prior to the Closing Date.

(k) Assumed Benefit Plans.

(i) As of the Closing Date, Purchaser or one of its designated Affiliates shall assume and comply with the “Assumed Benefit Plans” (as set forth on Section 5.7(k) of the Seller Disclosure Schedules). Purchaser shall be solely and entirely responsible for satisfying any and all Liabilities with respect to the Transferred Business Employees (including any beneficiaries or dependents thereof) with respect to the Assumed Benefit Plans. Neither the Seller nor any of its Affiliates shall have any Liability whatsoever with respect to Transferred Business Employees for benefits under the Assumed Benefit Plans. The Seller and Purchaser shall take all actions necessary and appropriate to establish Purchaser as the successor to all of the Seller’s rights, duties and Liabilities with respect to the Transferred Business Employees under the Assumed Benefit Plans.

(ii) With respect to each of the Benefit Plans set forth on Section 5.7(k)(ii)(a) of the Seller Disclosure Schedules (each, a “Post-Retirement Plan”), prior to Closing, a Purchased Entity shall establish a post-retirement plan that is substantially identical to the applicable Post-Retirement Plan (each such plan, a “Mirror Plan”) and with respect to each such Mirror Plan designated on Section 5.7(k)(ii)(b) of the Seller Disclosure Schedules, a related trust (each such trust, a “Mirror Trust”). Prior to Closing, Seller shall, or shall cause its applicable Affiliate to, transfer (x) the liabilities of each Post-Retirement Plan in respect of the Business Employees to the applicable Mirror Plan and (y) assets under the trusts designated on Section 5.7(k)(ii)(b) of the Seller Disclosure Schedules to the applicable Mirror Trust. The Purchased Entity shall maintain such Mirror Plan, without change, for a minimum of twelve (12) months following the Closing Date, or for such longer period as may be required by any collective bargaining agreement.

(l) Collective Bargaining Agreements; Notification and/or Consultation Obligations. Purchaser agrees that as of and following the Closing Date, Purchaser shall recognize the unions and works councils that are signatories to the collective bargaining or other labor Contracts covering Transferred Business Employees (as set forth on Section 5.7(l) of the Seller Disclosure Schedules) as the Representatives of the Transferred Business Employees of the bargaining units described therein (to the extent required by applicable Law or the terms of such collective bargaining or other labor Contracts). Seller and Purchaser shall (and shall cause their respective Affiliates, as applicable, to) cooperate as reasonably necessary to comply with any requirement under applicable Law or any collective bargaining or other labor Contracts to notify and/or consult with the unions, works councils, Business Employees, or Governmental Entity about the transactions contemplated by this Agreement with respect to the Business Employees.

(m) Treatment of International Business Employees. The following terms and conditions shall, in addition to the applicable terms and conditions of this Section 5.7, apply to International Business Employees who become Transferred Business Employees (“Transferred International Business Employees”):

(i) In the case of Transferred International Business Employees, Purchaser and its Affiliates shall, in addition to meeting the applicable requirements of this Section 5.7, comply with any additional obligations arising under applicable Laws or Contracts governing the terms and conditions of their employment or severance of employment in connection with the Transaction or otherwise.

(ii) In the case of any International Benefit Plan that is not a Purchased Company Benefit Plan, Seller or its Affiliates, as the case may be, shall take any necessary actions to cause, effective as of the Closing, any International Business Employees and former international employees of the Business (and their respective eligible dependents and beneficiaries) who are participating in any International Benefit Plan to cease participation in such International Benefit Plan. Except as otherwise required by applicable Law, (A) with respect to any International Benefit Plan that is not a Purchased Company Benefit Plan and that is a funded defined benefit or defined contribution plan, Seller or a Seller Entity shall retain all assets and Liabilities with respect to such International Benefit Plan and their eligible dependents and beneficiaries and (B) with respect to any International Benefit Plan that is not a Purchased Company Benefit Plan and that is an unfunded defined benefit or defined contribution plan, Purchaser shall assume or shall cause to be assumed all Liabilities with respect to International Business Employees (and their respective eligible dependents and beneficiaries) to the extent such Liabilities are included in the Closing Statement as Closing Funded Debt on a dollar-for-dollar basis.

(n) Immigration Compliance. Purchaser agrees that, from and after the Closing, it will, or will cause its applicable Affiliate to, use commercially reasonable efforts to continue to process and support green card, immigration matters or similar applications that are in process in respect of any Transferred Business Employees as of the Closing Date (to the extent that such Transferred Business Employee remains employed by Purchaser or its Affiliates following the Closing Date), and Seller shall (or shall cause its applicable Affiliate to) provide commercially reasonable cooperation and provide such information as shall be reasonably requested by Purchaser and its Affiliates in connection therewith.

(o) No Third-Party Beneficiaries. Without limiting the generality of Section 10.4, the provisions of this Section 5.7 (i) are solely for the benefit of the parties to this Agreement and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Benefit Plan or other employee benefit plan for any purpose and (ii) shall in no way (A) be treated as an amendment of, or undertaking to amend, any employee benefit plan, (B) prohibit Purchaser or any of its Affiliates from amending any Benefit Plan or other employee benefit plan or arrangement or (C) obligate Purchaser or any of its Affiliates to retain the employment of any particular employee.

(p) Census. No less than five (5) days but no more than fifteen (15) days prior to the Closing Date, Seller shall provide Purchaser with a revised version of Section 3.15(m) of the Seller Disclosure Schedules, updated as of the most recent practicable date.

Section 5.8. Financial Obligations.

(a) At or prior to the Closing, Purchaser shall use commercially reasonable efforts to (a) arrange for substitute letters of credit, surety, performance and other bonds to replace (or backstop in a manner satisfactory to Seller, acting reasonably) the letters of credit, surety, performance and other bonds entered into by or on behalf of Seller, any Seller Entity or any of their respective Affiliates (other than the Purchased Entities) in connection with or relating to the Business, the Purchased Assets or the Assumed Liabilities, including those that are (i) set forth on Section 3.11(a)(ix) of the Seller Disclosure Schedules or (ii) that are entered into after the date hereof in the ordinary course of business consistent with past practice and disclosed to Purchaser within ten (10) Business Days of such entry (collectively, including the items in clauses (i) and (ii), the “Seller Provided Credit Enhancements”; provided, that in no event shall the amount represented by the Seller Provided Credit Enhancements outstanding as of the date hereof that are not set forth on Section 3.11(a)(ix) of the Seller Disclosure Schedules exceed $10,000,000), (b) assume all obligations under each Seller Provided Credit Enhancement, obtaining from the creditor or other counterparty a full and irrevocable release of Seller and its Affiliates that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with the Seller Provided Credit Enhancements; provided that (without limiting such obligations) Purchaser shall not be obligated to pay any additional consideration in any form. Purchaser further agrees that to the extent Seller or any of its Affiliates incurs any cost or expense, or is required to make any payment, in connection with the exercise by any third party of its rights against Seller or its Affiliate with respect to any Seller Provided Credit Enhancements on or after the Closing, Purchaser shall indemnify and hold harmless Seller and its Affiliates against, and reimburse Seller and its Affiliates for, any and all amounts actually paid by Seller or its Affiliates after the Closing, including out-of-pocket costs or expenses in connection with maintaining such Seller Provided Credit Enhancements after the Closing, whether or not any such Seller Provided Credit Enhancement is drawn upon or required to be performed, and shall in any event promptly and in no event later than three (3) Business Days after written demand therefor from Seller, reimburse Seller and any of its Affiliates to the extent that any Seller Provided Credit Enhancement is called upon and Seller or any of its Affiliates makes any payment after the Closing or incurs any cost or expense in respect of any such Seller Provided Credit Enhancement.

(b) At or prior to the Closing, Seller shall use commercially reasonable efforts to (a) arrange for substitute letters of credit, surety, performance and other bonds to replace (or backstop in a manner satisfactory to Purchaser, acting reasonably) the letters of credit, surety, performance and other bonds entered into by or on behalf of any of the Purchased Companies in connection with or relating to the business of Seller and its Affiliates (excluding the Business), the Excluded Assets or the Retained Liabilities, including those that are (i) set forth on Section 3.11(a)(viii) of the Seller Disclosure Schedules or (ii) that are entered into after the date hereof (but before the Closing) in the ordinary course of business consistent with past practice (collectively, including the items in clauses (i) and (ii), the “Business Provided Credit Enhancements”), (b) assume all obligations under each Business Provided Credit Enhancement, obtaining from the creditor or other counterparty a full and irrevocable release of the Purchased Companies that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with the Business Provided Credit Enhancements; provided that (without limiting such obligations) Seller shall not be obligated to pay any additional consideration in any form. Seller further agrees that to the extent Purchaser or any of its Affiliates incurs any cost or expense, or is required to make any payment, in connection with the exercise by any third party of its rights against Purchaser or its Affiliate with respect to any Business Provided Credit Enhancements on or after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates against, and reimburse Purchaser and its Affiliates for, any and all amounts actually paid by Purchaser or its Affiliates after the Closing, including out-of-pocket costs or expenses in connection with maintaining such Business Provided Credit Enhancements after the Closing, whether or not any such Business Provided Credit Enhancement is drawn upon or required to be performed, and shall in any event promptly and in no event later than three (3) Business Days after written demand therefor from Purchaser, reimburse Purchaser or any of its Affiliates to the extent that any Business Provided Credit Enhancement is called upon and Purchaser or any of its Affiliates makes any payment after the Closing or incurs any cost or expense in respect of any such Business Provided Credit Enhancement.

Section 5.9. Intellectual Property Matters.

(a) Except as set forth below, after the Closing, Purchaser, its Subsidiaries and the Purchased Companies shall have no right to use the JCI Marks. Within one hundred and eighty (180) days following the Closing (the “Transition Period”), Purchaser shall, and shall cause its respective Subsidiaries (including, after the Closing, the Purchased Subsidiaries) to (x) cease all use of the JCI Marks, (y) take necessary actions to replace materials, including signage, stationery and promotional materials in any media (including digital and electronic) that bear the JCI Marks and (z) cause each of its Affiliates whose corporate, trade or other names include the JCI Marks, as applicable, to change its name to remove such JCI Marks from such name. Seller, on behalf of itself and its Subsidiaries, hereby grants to Purchaser and the Purchased Subsidiaries a non-exclusive, non-assignable license (which may be sublicensed only to their Affiliates and vendors, distributors and other service providers solely in connection with the operation of such sublicensing parties’ business, and not for the independent use of such sublicensee) during the Transition Period to use the JCI Marks solely in a manner consistent with past practice and customary “phase out” use. Notwithstanding anything to the contrary in this Agreement, nothing shall restrict or limit Purchaser or its Affiliates or the Purchased Non-Consolidated Ventures from using or referencing the JCI Marks in a non-trademark manner to factually describe or provide information regarding the historical relationship of the Business to Seller and its Affiliates or otherwise in a manner that would constitute “fair use” under applicable Law.

(b) Effective as of the Closing Date:

(i) Seller, on behalf of itself and its Subsidiaries as of the Closing Date (other than the Purchased Subsidiaries) hereby grants to Purchaser and the Purchased Subsidiaries a non-exclusive, worldwide, perpetual, irrevocable, fully paid-up, royalty-free, non-transferable (except as set forth in this Section 5.9) and non-sublicensable (except as set forth in this Section 5.9) license under all Intellectual Property (other than Trademarks) that (x) is owned by Seller and the above Subsidiaries as of immediately following the Closing and (y) has been used in the Business as of the Closing Date or at any time during the twelve (12) month period prior to the Closing Date (the “Seller Licensed IP”), in each case, to use, reproduce, create derivative works of, modify, distribute, make, have made, sell, offer for sale, import or otherwise commercially exploit products and services solely in connection with the current and future operation of the Business or any reasonable evolutions or expansions thereof.

(ii) Purchaser, on behalf of itself and its Subsidiaries as of the Closing Date (including the Purchased Subsidiaries), hereby grants to Seller and its Subsidiaries a non-exclusive, worldwide, perpetual, irrevocable, fully paid-up, royalty-free, non-transferable (except as set forth in this Section 5.9) and non-sublicensable (except as set forth in this Section 5.9) license under the Owned Intellectual Property (other than Trademarks) that has been used by Seller or its Subsidiaries in the operation of any of their existing businesses (other than the Business) as of the Closing Date or at any time during the twelve (12) month period prior to the Closing Date, in each case, to use, reproduce, create derivative works of, modify, distribute, make, have made, sell, offer for sale, import or otherwise commercially exploit products and services solely in connection with the current and future operation of their existing businesses or any reasonable evolutions or expansions thereof (other than the Business).

(iii) The above licenses may be sublicensed by the licensed parties to (x) their Affiliates and (y) their respective vendors, service providers, distributors, retailers, customers and end-users, as applicable, in each case with respect to the operation of the Business (or existing businesses or any reasonable evolutions or expansions thereof (other than the Business), as applicable), but, with respect to clause (y) not with respect to other products or services of such third parties.

(iv) The parties hereto intend and agree that, for purposes of Section 365(n) of the U.S. Bankruptcy Code (and any amendment thereto) and any equivalent Law in any foreign jurisdiction, each of the above licenses will be treated as a license to intellectual property (as defined in Section 101(35A) of the U.S. Bankruptcy Code).

(v) The above licenses are intended to run with the Intellectual Property subject thereto. Each licensing party may and must transfer this license, in whole or in part, to the acquirer of any Intellectual Property owned by a party and subject thereto, and such acquirer shall assume its obligations in writing or by operation of law. Any such acquirer is deemed automatically bound by such license, regardless of whether such acquirer executes such written assumption. Further, each licensed party may transfer the license granted to such party, in whole or in part, to (i) an Affiliate or successor via merger that engages in the Business or Seller’s or its Subsidiaries’ existing businesses or any reasonable evolutions or expansions thereof (other than the Business), as applicable, as part of an internal reorganization or (ii) the acquirer of one or more businesses or business lines of such party covered by such license (or the entities owning the same), provided that, after any such acquisition, the above licenses shall apply only to the party’s transferred businesses and not to any unrelated businesses of any such acquirer. All other transfers of this license require the prior written consent of the other party in its sole discretion, and are void ab initio without same.

Section 5.10. Insurance.

(a) Prior to the Closing, Seller shall (i) establish a cell in the White Rock Group for the benefit of the Business (the “New Captive Insurance Company”) on terms and conditions reasonably satisfactory to Purchaser, which New Captive Insurance Company shall be owned by one of the Purchased Subsidiaries as of immediately prior to the Closing, (ii) transfer those claims, including incurred but not reported claims, for which each of Global Risk Underwriters (Bermuda) Ltd. and White Mountain Insurance Company are liable, to the New Captive Insurance Company (the “Self-Insured Claims”), and (iii) capitalize the New Captive Insurance Company; provided that if Purchaser and Seller mutually agree, in lieu of the foregoing, (x) Seller shall instead use reasonable best efforts to cause the Self-Insured Claims to be novated or reinsured to Purchaser or any of its Subsidiaries (including the Purchased Subsidiaries) effective from and after the Closing and (y) the parties shall cooperate in good faith, from and after the date hereof and prior to the Closing, to agree on claims procedures for the Self-Insured Claims applicable to and appropriate for such a novation arrangement. From and after the Closing Date, the Business, the Purchased Companies, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including the Business and the Purchased Companies) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Business, the Purchased Companies, the Purchased Assets, the Assumed Liabilities, or the operations or assets or Liabilities in respect thereof. Seller or its Affiliates may amend any insurance policies in the manner it deems appropriate to give effect to this Section 5.10;

provided that (i) other than in the ordinary course, Seller shall not, and shall cause its Subsidiaries not to, release, commute, buy-back or eliminate (whether in whole or in part) insurance coverage under any of the Casualty Policies with respect to any Pre-Closing Insurance Occurrences and (ii) Seller shall not, and shall cause its Subsidiaries not to, agree to amend or modify the terms of any of the Casualty Policies in a manner designed to or reasonably expected to disproportionately and adversely affect coverage with respect to any Pre-Closing Insurance Occurrences relative to other coverage thereunder. Except as set forth below in Section 5.10(b), (i) from and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Business, the Purchased Companies, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, (ii) at the Closing, Purchaser agrees to take over and assume all the known and incurred but not reported claims in respect of the Business, the Purchased Companies, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, which have been incurred as of the Closing, and Purchaser agrees to be responsible to pay such claims including but not limited to fully reinsuring Seller and its Affiliates from a Purchased Company or Purchased Asset, (iii) Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of, or in respect of, the Business, the Purchased Companies, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, under or in respect of any past or current insurance policy under which any of the foregoing is a named insured and (iv) Purchaser agrees to utilize Seller’s or its Affiliates’ claims administrators or claims agents for all claims prior to the Closing Date, including new claims reported after the Closing Date, if the occurrence is before the Closing Date, in respect of the Business, the Purchased Companies, or the Purchased Assets.

(b) Without limiting the foregoing Section 5.10(a), from and after the Closing Date, with respect to any actions, inactions, events, omissions, conditions, facts, circumstances, losses, damages and Liabilities which occurred or are alleged to have occurred, or were incurred or claimed to have been incurred, by any of the Purchased Companies or the Business prior to the Closing Date and with respect to the Self-Insured Claims, to the extent any one or more claims individually are in excess of the each occurrence limits of the New Captive Insurance Company (collectively, the “Pre-Closing Insurance Occurrences”), Seller will provide Purchaser with access to, and Purchaser may, upon prior written notice to Seller, make claims under, Seller’s and its Subsidiaries’ third-party excess casualty insurance policies that are “occurrence based” insurance policies in place immediately prior to the Closing and Seller’s and its Subsidiaries’ historical excess casualty policies of insurance that are “occurrence based” insurance policies (“Casualty Policies”) solely to the extent that such policies provided coverage for the Purchased Companies or the Business prior to the Closing and pursuant to the Insurance Administration procedures set forth on Section 5.10(b) of the Seller Disclosure Schedules (the “Insurance Administration Procedures”); provided, that such access to, and the right to make claims under, such insurance policies, shall be subject to the terms and conditions of such insurance policies, including any restrictions on coverage or scope, any deductibles, retentions or self-insurance provision, and any fees, costs, or other expenses, and shall be subject to the following additional conditions:

(i) Purchaser shall report any potentially insured pre-Closing Date claim to Seller, as promptly as practicable and in any event in sufficient time so that such claim may be made in accordance with Seller’s claim reporting procedures in effect immediately prior to the Closing (or in accordance with any modifications to such procedures after the Closing communicated by Seller to Purchaser in writing or documented in the Insurance Administration Procedures);

(ii) Purchaser, the Purchased Companies and their respective Subsidiaries shall indemnify, hold harmless and reimburse Seller and its Subsidiaries (excluding the Purchased Companies) for any deductible, self-insured retention, fees and expenses incurred by Seller or any of its Subsidiaries to the extent resulting from any access to, any claims made by Purchaser, any Purchased Company or any of their Subsidiaries under any insurance provided pursuant to Casualty Policies, including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim handling fees, whether such claims are made by Purchaser, its employees or third Persons;

(iii) Purchaser shall exclusively bear (and neither Seller nor any of its Subsidiaries (excluding any of the Purchased Companies) shall have any obligation to repay or reimburse Purchaser, any Purchased Company or any of their Subsidiaries for) and shall be liable for all uninsured, uncovered, unavailable or uncollectible amounts of all such claims made by Purchaser, any Purchased Company or any of their Subsidiaries under the policies as provided for in this Section 5.10(b). In the event an insurance policy/program aggregate limit is exhausted, or believed likely to be exhausted, due to noticed claims, Purchaser, the Purchased Companies and their respective Subsidiaries, on the one hand, and Seller and its Subsidiaries (excluding any of the Purchased Companies), on the other hand, shall be responsible for their pro rata portion of the reinstatement premium if applicable, based upon the losses of such Persons submitted to Seller’s insurance carrier(s) (including any submissions prior to the Closing) that exhausted the applicable fiscal year’s policy/program aggregate limit. To the extent that Purchaser, the Purchased Companies and their respective Subsidiaries, on the one hand, and Seller and its Subsidiaries (excluding any of the Purchased Companies), on the other hand, is allocated more than its pro rata portion of such premium due to the timing of losses submitted to Seller’s insurance carrier(s), the other party shall promptly pay the first party an amount so that each group of Persons has been properly allocated its pro rata portion of the reinstatement premium. Seller and Purchaser can mutually agree not to reinstate the policy/program aggregate limit and, in such event, each group of Persons will bear all of its own future losses;

(iv) Claims made by Purchaser under the Casualty Policies will be subject to (and recovery thereon will be reduced by the amount of) any applicable deductibles, retentions, or self-insurance provisions. With respect to any deductibles, retentions or self-insurance provisions described in the immediately preceding sentence that require a payment by Seller or any of its Subsidiaries (excluding any of the Purchased Companies), Purchaser shall reimburse Seller or such Subsidiary for its pro rata portion of such payment based on Purchaser or the Purchased Companies’ interest in such claim. It is understood that any insurance policy that is not “occurrence based” may not provide any coverage to Purchaser, the Purchased Companies or any of their Subsidiaries for incidents occurring prior to the Closing but that are asserted with the insurance carrier after the Closing; and

(v) To the extent that an annual retrospective adjustment by a Seller insurance carrier results from a claim made by Purchaser or related to the Business and such adjustment causes the premium paid or payable by Seller or any of its Subsidiaries (excluding any of the Purchased Companies) to such insurance carrier to increase by more than the Premium Threshold, then Seller shall promptly notify Purchaser of such increase. If either Seller or Purchaser determine that it is appropriate to request that the Seller insurance carrier reconsider the adjustment amount or the premium calculation, then subject to Section 5.10(e), the parties hereto shall cooperate in good faith and assist each other in making such request and engaging in discussions with the Seller insurance carrier. After the final determination of the premium calculation, or if neither Seller nor Purchaser makes a request in accordance with the immediately preceding sentence, then Purchaser shall reimburse Seller or its applicable Subsidiary for the excess of any increase over the Premium Threshold. The “Premium Threshold” shall equal an amount to be mutually agreed in writing by Seller and Purchaser and set forth in the Insurance Administration Procedures.

In the event that Seller or any of its Subsidiaries (excluding any of the Purchased Companies) incurs any losses, damages or Liability prior to or in respect of the period prior to the Closing for which Seller or such Subsidiary is entitled to coverage under Purchaser’s, the Purchased Companies’ or their Subsidiaries’ insurance policies (if any), the same process pursuant to this Section 5.10(b) shall apply, substituting “Seller” for “Purchaser” and “Purchaser” for “Seller”.

(c) Purchaser, the Purchased Companies and their Subsidiaries, in connection with making a claim under any insurance policy of Seller or any of its Subsidiaries (excluding any of the Purchased Companies) pursuant to this Section 5.10, shall use commercially reasonable efforts to avoid taking any action (other than the act of making the claim) that would be reasonably likely to (i) have an adverse impact on the then-current relationship between Seller or any of its Subsidiaries (excluding any of the Purchased Companies), on the one hand, and the applicable insurance company, on the other hand; (ii) result in the applicable insurance company terminating or reducing coverage, or increasing the amount of any premium owed by Seller or any of its Subsidiaries (excluding any of the Purchased Companies) under the applicable insurance policy; or (iii) otherwise compromise, jeopardize or interfere with the rights of Seller or any of its Subsidiaries (excluding any of the Purchased Companies) under the applicable insurance policy. Seller and its Subsidiaries (excluding the Purchased Companies), in connection with Insurance Administration on behalf of Purchaser, the Purchased Companies or any of their Subsidiaries under any insurance policy or program of Seller or any of its Subsidiaries (excluding any of the Purchased Companies) pursuant to this Section 5.10, shall use commercially reasonable efforts to avoid taking any action (other than the act of making the claim) that would be reasonably likely to (i) have an adverse impact on the then-current relationship between Purchaser, the Purchased Companies or any of their Subsidiaries, on the one hand, and the applicable insurance company, on the other hand, (ii) result in the applicable insurance company terminating or reducing coverage, or increasing the amount of any premium owed by Purchaser, the Purchased Companies or any of their Subsidiaries under the applicable insurance policy; or (iii) otherwise compromise, jeopardize or interfere with the rights of Purchaser, the Purchased Companies or any of their Subsidiaries under the applicable insurance policy, in each case of clauses (i) through (iii), if such insurance company is also an insurer of Purchaser, the Purchased Companies or any of their Subsidiaries.

(d) All payments and reimbursements by Seller or Purchaser pursuant to this Section 5.10 will be made within thirty (30) days after Seller’s receipt or Purchaser’s receipt, as applicable, of an invoice therefor from Purchaser or Seller, as applicable. If either party hereto incurs costs to enforce the other party’s obligations herein, such party agrees to indemnify, defend and hold harmless such other party for such enforcement costs, including reasonable attorneys’ fees. Except as mutually agreed and set forth in the Insurance Administration Procedures, Seller shall retain responsibility for and have the exclusive right to control Insurance Administration and any and all other rights with respect to its insurance policies and programs, including the right to exhaust, settle, release, commute, buyback or otherwise resolve disputes with respect to any of its insurance policies and programs and to amend, modify or waive any rights under any such insurance policies and programs, notwithstanding whether any such policies or programs apply to any Purchaser Liabilities and/or claims Purchaser has made or could make in the future. None of Purchaser, the Purchased Companies or any of their Subsidiaries shall, without the prior written consent of Seller, erode, exhaust, settle, release, commute, buyback or otherwise resolve disputes with Seller’s insurers with respect to any of Seller’s insurance policies and programs, or amend, modify or waive any rights under any such insurance policies and programs. Purchaser shall cooperate with Seller and share such information as is reasonably necessary in order to permit Seller to manage and conduct its insurance matters as it deems appropriate. Neither Seller nor any of its Subsidiaries (excluding the Purchased Companies) shall have any obligation to secure extended reporting for any claims under any insurance policies for any acts or omissions by Purchaser, the Purchased Companies or any of their Subsidiaries incurred prior to the Closing.

(e) Seller shall, and shall cause its Subsidiaries (excluding the Purchased Companies) to, (i) use commercially reasonable efforts, at Purchaser’s reasonable request (and provided that Purchaser complies with the requirements of Section 5.10(b)), to assist Purchaser in making claims under the Seller insurance programs described in Section 5.10(b), (ii) notify Purchaser within a commercially reasonable period of time after any election by Seller to control any claim under a Seller insurance policy or program to the extent such claim relates to the Purchased Asset and/or Assumed Liability, (iii) within a commercially reasonable period of time after Seller’s receipt thereof, pay over to Purchaser, the Purchased Companies or their Subsidiaries, as applicable, any Insurance Proceeds that are received by Seller or any of its Subsidiaries (excluding any of the Purchased Companies) in respect of such claims and (iv) otherwise perform Insurance Administration on behalf of Purchaser, the Purchased Companies or any of their Subsidiaries, as described in Section 5.10(b), using a standard of care consistent with the standard that Seller and its applicable Subsidiaries (excluding the Purchased Companies) use when performing Insurance Administration on behalf of Seller and its Subsidiaries (excluding the Purchased Companies).

(f) This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of Seller or any of its Subsidiaries (excluding the Purchased Companies) in respect of any insurance policy or any other contract or policy of insurance.

Section 5.11. Litigation Support. In the event that and for so long as Seller or any of its Affiliates or Purchaser or any of its Affiliates is prosecuting, contesting or defending any Proceeding or Action or claim by a third party or otherwise for legal compliance in connection with (a) the Transaction or any of the other transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Purchased Companies, the Purchased Assets, the Assumed Liabilities, the Excluded Assets or the Retained Liabilities, to the extent permitted by Law and contractual obligations, Purchaser and Seller shall, and shall cause their respective Affiliates (and its and their officers and employees) to, reasonably cooperate with Purchaser and Seller, respectively, and its counsel (at such requesting party’s cost) in such prosecution, contest or defense, including by using commercially reasonable efforts to make available its personnel and provide such testimony and access to its books and records as shall be reasonably necessary and requested by such requesting party in connection with such prosecution, contest or defense; provided that, Purchaser and Seller acknowledge and agree that this Section 5.11 shall not apply with respect to any Proceeding or other Action with respect to which Purchaser and/or its Affiliates are adverse to Seller and/or its Affiliates.

Section 5.12. Payments.

(a) Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks that have been sent to Seller or any of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Business or the Purchased Companies to the extent that they are in respect of a Purchased Asset or Assumed Liability hereunder or are for the account of a Purchased Company.

(b) Purchaser shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser (including the Business and the Purchased Companies) after the Closing Date to the extent that they are in respect of an Excluded Asset or Retained Liability hereunder.

Section 5.13. Pre-Closing Reorganization.

(a) At or prior to the Closing, Seller shall, and shall cause its applicable Affiliates (including the Seller Entities and the Purchased Subsidiaries) to use reasonable best efforts to complete the transactions set forth on the Pre-Closing Reorganization Steps Plan attached to Section 5.13 of the Seller Disclosure Schedules (the “Step Plan”) substantially as described therein in compliance with applicable Law (after taking into account any amendments, changes or other modifications pursuant to Section 5.13(b) below) (such transactions, collectively, the “Pre-Closing Reorganization”), including (i) obtaining all Approvals of all Governmental Entities and under all Permits and (ii) using reasonable best efforts to obtain all material Approvals of all third parties, in each case that are required to consummate the transactions contemplated by the Pre-Closing Reorganization. For the avoidance of doubt, the Pre-Closing Reorganization will not include the transfer of the Purchased Assets to Purchaser.

(b) Seller will (i) (A) disclose to Purchaser any material amendments, waivers or other modifications to the Pre-Closing Reorganization that could reasonably be expected to adversely impact Purchaser not later than fifteen (15) days prior to executing any such amendment, waiver or other modification, (B) consult with Purchaser in good faith with respect to any such material amendment, waiver or other modification, and (C) promptly provide any information reasonably requested by Purchaser for the purpose of evaluating whether such proposed amendment, waiver or other modification could reasonably be expected to adversely impact Purchaser, and (ii) not make without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), any amendments, waivers or other modifications to the Pre-Closing Reorganization which could be reasonably be expected to (A) increase a Tax liability, or decrease a Tax Asset, of Purchaser or any of its Affiliates (including after the Closing the Purchased Companies), in each case, by more than a nominal amount, unless, in the case of an increased Tax liability, Purchaser or any of its Affiliates is fully indemnified for such Tax liability under this Agreement or Seller otherwise agrees to fully indemnify Purchaser or its Affiliates with respect thereto, (B) impose any Liability on Purchaser or any of its Affiliates (other than any Assumed Liability) or increase any Assumed Liability, unless Purchaser or any of its Affiliates is fully indemnified for such Liability under this Agreement or Seller otherwise agrees to fully indemnify Purchaser or its Affiliates with respect thereto, (C) require any additional Approval of any Governmental Entity or third party that would reasonably be expected to materially impair or delay in any material respect Seller’s or Purchaser’s ability to consummate the transaction contemplated by this Agreement, or (D) adversely affect Purchaser or any of its Affiliates in any material respect. Each of Seller and Purchaser understands and agrees that any transfers, assignments, sales or other dispositions of assets, interests, rights, capital stock or otherwise, whether from a Purchased Company to a Seller Entity or one or more of its Affiliates, or from a Seller Entity or one or more of its Affiliates to a Purchased Company, shall be made on an “as-is”, “where-is” basis, without representation or warranty of any kind, and without recourse to the recipient thereof, and without recourse to the party making such transfer, assignment, sale or other disposition (it being agreed that neither the foregoing nor the documentation in respect of such transfers shall limit, modify or otherwise affect any of the representations or warranties, or any remedies of the parties expressly provided hereunder). For the avoidance of doubt, the parties hereto intend that Purchaser shall directly acquire the Purchased Entity Shares with respect to the HK Company and the Specified Non-Consolidated Venture Interests at the Closing from a Seller Entity, and Seller shall not make any changes to the Pre-Closing Organization or otherwise that is not consistent with such intention. To the extent Seller updates the Pre-Closing Reorganization, Seller shall, within a reasonable period of time after such update, provide a copy of the updated Step Plan reflecting such changes to Purchaser.

(c) For the avoidance of doubt, (i) for purposes of clause (i) of Section 5.13(b), an amendment, waiver or modification shall be treated as “material” if such amendment, waiver or modification would (A) change the classification of any Purchased Company for Tax purposes, (B) change the jurisdiction of formation or Tax residency of any Purchased Company, (C) form or organize an entity that will be transferred to Purchaser in connection with the transactions consummated pursuant to this Agreement, (D) make or change a Tax election in respect of a Purchased Company or Purchased Assets or (E) result in a loss of tax basis in the assets of any Purchased Company, in each case, in a manner not expressly contemplated by the Step Plan as of the date of this Agreement, and (ii) for purposes of clause (ii) of Section 5.13(b), any failure to complete a transaction set forth in the Step Plan shall be deemed to be an amendment, waiver or modification. For the avoidance of doubt, for purposes of clause (i) of Section 5.13(b), an amendment, waiver or modification shall be treated as not “material” if such amendment, waiver or modification would solely (i) (A) involve a transfer of non-operational assets to a member of the Seller Entities or (B) involve a transfer of operational assets (provided that all such transfers pursuant to this clause (i) and pursuant to Section 5.2(b)(iv)(C) (excluding any transfers of Cash and Cash Equivalents) do not exceed $5,000,000 in the aggregate), (ii) cause the conversion of statutory earnings into capital and statutory capital into earnings to facilitate the distribution of cash, cash equivalents and non-operational assets, (iii) effectuate a distribution as a redemption or repurchase of equity, or (iv) effectuate a distribution as a repayment of a loan.

Section 5.14. Non-Solicitation of Employees; Non-Competition.

(a) For a period of three (3) years from the Closing Date, without the prior written consent of Purchaser, as to any individual who was an officer or other member of Senior Management of the Business immediately prior to the Closing and became employed by Purchaser or Purchaser’s Subsidiaries as of immediately following the Closing (a “Covered Person”), Seller agrees that none of Seller or any of its Subsidiaries will (and that Seller will cause its Subsidiaries not to), directly or indirectly, solicit for employment any Covered Person; provided, that Seller Entities shall not be precluded from soliciting, or taking any other action with respect to any such individual (i) whose employment ceased at least three (3) months prior to commencement of employment discussions between any Seller Entity and such individual or (ii) who responds to general solicitations not specifically targeted at employees of Purchaser or any of its Affiliates (including through any search firm or recruiting agency so long as such search firm or recruiting agency has not been directed to target employees of Purchaser or any of its Affiliates); and provided, further, that Seller and its Affiliates shall not be restricted from engaging in general solicitations or advertising not targeted at any such Persons described above. The parties hereto agree that if a Covered Person requests that Purchaser waive the non-solicitation restrictions set forth in this Section 5.14(a) with respect to that Covered Person, Purchaser shall consider such request in good faith.

(b) For a period of five (5) years from the Closing Date, without the prior written consent of Purchaser, Seller agrees not to engage in the Business; provided, that nothing herein shall preclude Seller from:

(i) five percent (5%) or less of the outstanding securities of any Person listed on a national securities exchange; provided that (i) such securities are held for investment purposes only and (ii) such securities do not give Seller or any of its Affiliates the right to designate any of the members of the board of directors (or similar governing body) of such Person or business and Seller or any of its Affiliates do not have any representatives on such board (or similar governing body);

(ii) acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a business activity that would otherwise violate this Section 5.14(b) (a “Competing Business”), if such Competing Business generated both (A) less than ten percent (10%) and (B) less than $250 million, in each case, of such Person’s consolidated annual revenues in the last completed fiscal year of such Person;

(iii) acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a Competing Business if (A) such Competing Business generated (I) ten percent (10%) or more (but in no event greater than twenty percent (20%)) or (II) more than $250 million (but in no event greater than $500 million), in each case, of such Person’s consolidated annual revenues in the last completed fiscal year of such Person and (B) Seller enters, within one (1) year after the consummation of such acquisition, into a definitive agreement to cause the divestiture of a sufficient portion of the Competing

Business of such Person such that the restrictions set forth in this Section 5.14(b) would not operate to restrict such ownership and has completed such disposition within eighteen (18) months of the date of such definitive agreement (the “Divestiture Period”); provided, that if such divestiture has not been consummated due to (x) any applicable waiting period (including extension thereof) applicable to such divestiture under the HSR Act, or under any other applicable Law not having expired or been terminated, or (y) the failure to procure or obtain any required governmental or regulatory consents, approvals, permits or authorizations applicable to such divestiture, then the Divestiture Period will automatically be extended so that it expires one (1) week following the later of the expiration or termination of such waiting period and the procurement or obtainment of all such consents, approvals, permits and authorizations; provided, further, that prior to Seller or any of its Affiliates selling all or any portion of the Competing Business to a third party (the “Offered Divestiture Business”), (x) Seller shall provide written notice to Purchaser, which notice shall include the description of the Offered Divestiture Business proposed to be sold, (y) upon delivery by Seller of such written notice, Purchaser shall have a thirty (30)-day period (the “Divestiture Offer Proposal Period”) in which to propose to acquire the Offered Divestiture Business by delivering to Seller a written notice detailing the consideration proposed for the Offered Divestiture Business (the “Divestiture Offer Price”) and all other material terms and conditions of such offer, and which notice shall constitute an offer by Purchaser to purchase such Offered Divestiture Business from Seller at the Divestiture Offer Price and on the other terms and conditions set forth in such notice (the “Divestiture Offer”), and (z) (1) if Purchaser delivers a Divestiture Offer to Seller within the Divestiture Offer Proposal Period and, within fifteen (15) days (the “Divestiture Offer Acceptance Period”) of delivery by Purchaser of such written notice, Seller accepts such Divestiture Offer by delivering to Purchaser a written notice of such acceptance, (a) Purchaser shall purchase and pay, by wire transfer of immediately available funds to an account designated by Seller, for the Offered Divestiture Business within ninety (90) days after the date of the Divestiture Offer Acceptance (provided, that if such purchase has not been consummated due to (x) any applicable waiting period (including extension thereof) applicable to such divestiture under the HSR Act, or under any other applicable Law not having expired or been terminated, or (y) the failure to procure or obtain any required governmental or regulatory consents, approvals, permits or authorizations applicable to such divestiture, then such period will automatically be extended so that it expires one (1) week following the expiration or termination of such waiting period and the procurement or obtainment of all such consents, approvals, permits and authorizations), and (b) Purchaser and Seller shall concurrently execute such documents as are reasonably required by Seller in connection with the sale of the Offered Divestiture Business to Purchaser, and (2) if (A) Purchaser fails to deliver a Divestiture Offer within the Divestiture Offer Proposal Period or (B) Seller fails to accept a Divestiture Offer within the Divestiture Offer Acceptance Period or rejects a Divestiture Offer within the Divestiture Offer Acceptance Period, Seller shall have the right to, and shall use reasonable best efforts to, effect a sale to any other Person of the Offered Divestiture Business on substantially the same or more favorable (as to Seller) terms and conditions as were set forth in the Divestiture Offer at a price greater (by more than a de minimis amount) than the Divestiture Offer Price; provided, further, that if Seller fails to effect a sale on such terms within the Divestiture Period, then the parties shall negotiate in good faith such that (i) Seller effects a sale to Purchaser at the Divestiture Offer Price at Purchaser’s election, (ii) the Divestiture Period shall be extended for a reasonable period of time, or (iii) Seller shall be permitted to effect a sale of the Offered Divestiture Business to any other Person at a price lower than the Divestiture Offer Price;

(iv) exercising its rights or complying with its obligations under this Agreement or any of the Transaction Documents; or

(v) providing or engaging in activities, services, products or systems of a nature provided by Seller (or any of its Affiliates) apart from the Business as of the date of this Agreement or the Closing Date and reasonable extensions thereof.

The parties understand and acknowledge that immaterial and inadvertent violations of this Section 5.14(b) by Seller shall not be deemed a breach of this Section 5.14(b).

Section 5.15. Misallocated Assets. If, following the Closing, any right, property or asset not included in the Purchased Assets is found to have been transferred to Purchaser in error, either directly or indirectly (including as a result of the Pre-Closing Reorganization), Purchaser shall transfer, or shall cause its Affiliates (including the Purchased Entities) to transfer, at no additional cost, such right, property or asset (and any related Liability) as soon as practicable to the Seller Entity indicated by Seller. If, following the Closing, any right, property or asset included in the Purchased Assets is found to have been retained by Seller or any of its Subsidiaries in error, either directly or indirectly (including as a result of the Pre-Closing Reorganization), Seller shall transfer, or shall cause its Subsidiary to transfer, at no cost, such right, property or asset (and any related Liability) as soon as practicable to Purchaser or an Affiliate (including a Purchased Entity) indicated by Purchaser.

Section 5.16. Financing.

(a) Purchaser shall (i) use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing on the terms and conditions described in or contemplated by the Commitment Letters (including complying with any request requiring the exercise of so-called “market flex” provisions in the fee letter) as promptly as practicable after the date hereof, including using reasonable best efforts to (A) maintain in full force and effect the Commitment Letters, (B) negotiate and execute definitive agreements with respect to the Debt Financing on the terms contained in the Debt Commitment Letter (including any “market flex” provisions applicable thereto) or on terms that, taken as a whole, are no less favorable in the aggregate to Purchaser than the terms contained in the Debt Commitment Letter (including any “market flex” provisions applicable thereto), in each case, which terms shall not in any respect expand on the conditions to the funding of the Financing at the Closing or reduce the aggregate amount of the Financing available to be funded at the Closing (such definitive agreement, the “Definitive Financing Agreements”) and (C) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to Purchaser in the Commitment Letters and such Definitive Financing Agreements that are to be satisfied by Purchaser and are within its control and to consummate the Financing at or prior to the Closing, which such reasonable best efforts shall include, for the avoidance of doubt, taking enforcement action (including through litigation) to cause the Debt Financing Sources, lenders and other Persons committing to provide the Financing to comply with their obligations under the Commitment Letters and the Definitive Financing Agreements and, upon satisfaction of the conditions to Closing thereunder, to cause such Persons to fund such Financing on (or prior to) the Closing Date and (ii) comply with their obligations under the Commitment Letters and the Definitive Financing Agreements and enforce their rights under the Commitment Letters. Purchaser shall obtain the Equity Financing contemplated by the Equity Commitment Letter upon satisfaction or waiver of the conditions to Closing in Section 7.1 and Section 7.2 (other than those conditions that are by their nature to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). Purchaser shall keep Seller informed on a reasonably current basis in reasonable detail of any material developments concerning the status of its efforts to arrange the Debt Financing and, at Seller’s request, Purchaser shall allow Seller to reasonably consult with the Debt Financing Sources and providers of the Debt Financing regarding the status of such Financing (provided that Purchaser shall have the right to have one or more Representatives present during any such consultation). Purchaser shall provide Seller with copies of any Definitive Financing Agreements and such other information and documentation regarding the Debt Financing as shall be reasonably requested by Seller in writing and necessary to allow Seller to monitor the progress of such financing activities.

(b) In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” provisions applicable thereto) contemplated in the Debt Commitment Letter, Purchaser shall promptly notify Seller and Purchaser shall use, and shall cause the Guarantor to use, their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient, when added to the portion of the Financing that is and remains available to Purchaser, to consummate the transactions contemplated by this Agreement and to pay all Financing Uses (“Alternative Financing”) as promptly as practicable following the occurrence of such event and to obtain and provide Seller with a copy of, the new financing commitment that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”), which Alternative Financing Commitment Letter (or Alternative Financing) will not (i) include terms and conditions (including any “market flex” provisions applicable thereto) that are materially less beneficial (or worse) to Purchaser than those contemplated in the Debt Commitment Letter (including any “market flex” provisions applicable thereto), (ii) involve any conditions to funding of the Debt Financing that are not contained in the Debt Commitment Letter, or (iii) reasonably be expected to prevent, impede, or delay the consummation of the transactions contemplated by this Agreement; provided that Purchaser shall not be required to enter into any Alternative Financing Commitment Letter (or consummate any Alternative Financing) that would require Purchaser to pay fees or interest rates (including pursuant to any “market flex” provisions) in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (including any “market flex” provisions applicable thereto). In furtherance of, and not in limitation of, the foregoing, in the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, but any bridge facilities contemplated by the Debt Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 5.16(b)) are available on the terms and conditions described in the Debt Commitment Letter (or replacements thereof), then Purchaser shall cause the proceeds of such bridge financing to be used in lieu of such contemplated Debt Financing as promptly as practicable. As applicable, references in this Agreement (other than with respect to representations in this Agreement made by Purchaser that speak as of the date hereof) (i) to Financing or Debt Financing shall include any such Alternative Financing, (ii) to the Commitment Letters or Debt Commitment Letter shall include any such Alternative Financing Commitment Letter and (iii) to Definitive Financing Agreements shall include the definitive documentation relating to any such Alternative Financing.

(c) Without limiting the generality of Section 5.16(b), Purchaser shall promptly (and, in any event, within two (2) Business Days) notify Seller in writing of the occurrence of any of the following of which Purchaser becomes aware: (i) termination, repudiation, rescission, cancellation or expiration of any Commitment Letter or Definitive Financing Agreement, (ii) any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) under any Commitment Letter or Definitive Financing Agreement by any party to such Commitment Letter or Definitive Financing Agreement, (iii) receipt by any of Purchaser or any of its Affiliates or Representatives of any written notice or other written communication from any Debt Financing Source, any lender or any other Person with respect to any (A) actual, threatened or alleged material breach, default, termination, rescission or repudiation by any party to any Commitment Letter or Definitive Financing Agreement or any provision of any Commitment Letter or Definitive Financing Agreement (including any proposal by any Debt Financing Source, lender or other Person to withdraw, terminate, repudiate, rescind or make a material change in the terms of (including the amount of Financing contemplated) any Commitment Letter) or (B) material dispute or disagreement between or among any parties to any Commitment Letter or Definitive Financing Agreement, or (iv) if for any reason Purchaser in good faith believes that (A) there is (or there is reasonably likely to be) a material dispute or disagreement between or among any parties to any Commitment Letter or any Definitive Financing Agreement with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing or (B) there is a reasonable possibility that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Commitment Letters or the Definitive Financing Agreements; provided that in no event shall Purchaser be under any obligation to disclose any information that would waive the protection of attorney-client or similar privilege if Purchaser has used its reasonable best efforts to disclose the substance of such information in a way that would not waive such privilege. As soon as reasonably practicable, but in any event within two (2) Business Days, Purchaser shall provide to Seller and its Representatives any and all information reasonably requested by Seller relating to any of the circumstances referred to in this Section 5.16(c).

(d) Purchaser shall not permit or consent to or agree to (i) any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under, the Equity Commitment Letter (other than to increase the amount of Equity Financing available thereunder), (ii) any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under, the Debt Commitment Letter or Definitive Financing Agreement if such amendment, restatement, supplement, termination, modification or waiver would (A) impose new or additional conditions precedent to the funding of the Debt Financing or would otherwise change, amend, modify or expand any of the conditions precedent to the funding of the Debt Financing, in any such case, from those set forth in the Debt Commitment Letter on the date of this Agreement, (B) adversely change the timing of the funding of the Debt Financing thereunder, (C) be reasonably expected to impair, delay or prevent the availability of all or a portion of the Debt Financing or the consummation of the transactions contemplated by this Agreement, (D) reduce the aggregate cash amount of the Debt Financing

(including by changing the amount of fees to be paid or original issue discount of the Debt Financing (except as set forth in any “market flex” provisions existing on the date of this Agreement) to less than the amount necessary to permit Purchaser to effect the Closing (taking into account any increase in the Equity Financing)) or (E) otherwise materially adversely affect the ability of Purchaser to enforce its rights under the Debt Commitment Letter or to consummate the transactions contemplated by this Agreement or the timing of the Closing, including by making the funding of the Financing less likely to occur or (iii) the early termination of the Commitment Letters or any Definitive Financing Agreement; provided, however, for the avoidance of doubt (and, without limitation, as to other amendments not restricted hereby or prohibited to be made hereunder), Purchaser may (1) amend, replace, supplement or modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Commitment Letter as of the date hereof or (2) terminate the Debt Commitment Letter if and to the extent such Debt Commitment Letter is concurrently replaced with a new Debt Commitment Letter that would satisfy the preceding clause (ii). Purchaser shall furnish to Seller a copy of any amendment, restatement, replacement, supplement, modification, waiver or consent of or relating to the Commitment Letters or the Definitive Financing Agreements promptly upon execution thereof. For purposes of this Agreement (other than with respect to representations in this Agreement made by Purchaser that speak as of the date hereof), references to the “Commitment Letters” shall include such document as permitted or required by this Section 5.16 to be amended, restated, replaced, supplemented or otherwise modified or waived, in each case from and after such amendment, restatement, replacement, supplement or other modification or waiver and, for the avoidance of doubt, references to “Debt Financing” shall include, in whole or in part (as applicable), any replacement or substitute financing provided for thereunder. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.16 shall require Purchaser to seek the Equity Financing from any source other than those counterparty to the Equity Commitment Letter.

(e) If the Debt Commitment Letters are replaced, amended, supplemented or modified, including as a result of obtaining Alternative Financing, or if Purchaser substitutes other debt financing for all or any portion of the Debt Financing in accordance with this Section 5.16, Purchaser shall comply with its obligations under this Agreement, including this Section 5.16, with respect to the Debt Commitment Letters as so replaced, amended, supplemented or modified to the same extent that Purchaser were obligated to comply prior to the date the Debt Commitment Letters were so replaced, amended, supplemented or modified. Notwithstanding any in this Section 5.16 to the contrary, compliance by Purchaser with this Section 5.16 shall not relieve Purchaser of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available and Purchaser acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Purchaser’s ability to obtain the Financing (or any Alternative Financing) or any specific term with respect to such financing.

Section 5.17. Financing Assistance.

(a) Prior to the Closing Date, Seller agrees to use reasonable best efforts to provide, and shall cause the Purchased Companies and their respective officers, directors and employees to use, reasonable best efforts to provide and shall use its commercially reasonable best efforts to direct its and their respective Representatives to provide, in each case at Purchaser’s sole expense, such cooperation as may be reasonably requested by Purchaser that is necessary and customary for financings of the type contemplated in connection with the arrangement of the Debt Financing contemplated by the Debt Commitment Letter, including using reasonable best efforts to:

(i) furnish to Purchaser as promptly as practicable after the date hereof (A) the Required Financial Information and (B) such other pertinent and customary information regarding the Business as may be reasonably requested by Purchaser to the extent that such information is required in connection with the Debt Commitment Letter (including all information required by paragraph 6 of the Conditions Exhibit thereto); provided that (I) Seller and the Purchased Companies shall only be obligated to deliver such information to the extent such information may be obtained from the books and records of Seller and the Business and (II) in connection with the foregoing clause (B), Seller and the Purchased Companies shall not be obligated to furnish any of the Excluded Information;

(ii) prior to and during the Marketing Period, upon reasonable prior notice, cause members of management of the Business to participate in a reasonable number of meetings, presentations, due diligence sessions (including accounting due diligence sessions), drafting sessions and roadshows with prospective lenders and investors (which shall include direct contact between appropriate members of senior management of the Business, on the one hand, and prospective lenders and investors, on the other) and sessions with the ratings agencies contemplated by the Debt Commitment Letter, in each case in connection with the Debt Financing and only to the extent customarily needed for financings of the type contemplated by the Debt Commitment Letter;

(iii) in advance of the Marketing Period, cause members of management of the Business to reasonably assist Purchaser and the Debt Financing Sources in their preparation of (A) any bank information memoranda and related lender presentations (including by (x) causing members of management of the Business to reasonably assist in the preparation of bank information memoranda that do not include material non-public information and (y) causing a senior officer of the Purchased Entities to execute and deliver a customary authorization letter with respect thereto authorizing the distribution of information to prospective lenders and investors and containing the representations as are contemplated by the Debt Commitment Letter), (B) materials for rating agency presentations, (C) any high-yield offering memorandum or similar documents required by the Debt Commitment Letter; provided that any such bank information memoranda, lender presentations, offering memorandum or similar documents that includes disclosure and financial statements with respect to the Business shall not reflect Seller or its Subsidiaries (other than, after the Closing, the Purchased Companies) as the obligor(s) and no such bank information memoranda, lender presentations, materials, offering memorandum or similar documents shall be issued by Seller, its Subsidiaries or the Purchased Companies, (D) solely with respect to financial information and data derived from the Business’s historical books and records, assist Purchaser with the preparation of pro forma financial information and pro forma financial statements contemplated by the Debt Commitment Letter, and in each case, only to the extent customarily needed for financings of the type contemplated by the Debt Financing, it being agreed that information and assistance will not be required relating to (I) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (II) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or (III) any financial information related to Purchaser or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Business by Purchaser;

(iv) request and facilitate (including by the delivery of customary representation letters) the independent auditors of the Business to (A) provide, consistent with customary practice, customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Business as reasonably requested by Purchaser as necessary or customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act) and (B) attend accounting due diligence sessions and drafting sessions;

(v) no less than three (3) Business Days prior to the Closing Date, provide Purchaser all documentation and other information with respect to the Purchased Companies as shall have been reasonably requested in writing by Purchaser at least ten (10) Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, and that are required by paragraph 8 of the Conditions Exhibit to the Debt Commitment Letter, including, if the Purchased Companies qualify as “legal entity customers” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification;

(vi) cause the Purchased Companies to execute and deliver as of the Closing (but not prior to Closing) any guarantees, pledge and security documents, other definitive financing documents and other customary certificates or documents (including the execution and delivery of a solvency certificate by the chief financial officer of, or person performing similar functions for, the Purchased Companies substantially in the form of Annex I to the Conditions Exhibit to the Debt Commitment Letter) and take corporate actions, in each case, as may be reasonably requested by Purchaser in connection with the Debt Financing (provided, that (A) none of the foregoing documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after or concurrently with, the occurrence of the Closing and (C) no liability shall be imposed on Seller, any of the Purchased Companies or any of their respective officers or employees involved); and

(vii) reasonably cooperate with Purchaser, at the reasonable request of Purchaser, in order to facilitate the payoff of any indebtedness of the Purchased Companies; and

(viii) reasonably facilitate the pledging of, and perfection of security interests in, collateral, including by permitting and cooperating with the evaluation or appraisal of assets in connection with any field examination or collateral audit, in any such case as required by the Debt Commitment Letters and in the case of such pledging and perfection, effective no earlier than the Closing Date.

In addition, Seller agrees to provide cooperation as set forth above in this clause (a) to Purchaser’s affiliate, Brookfield Business Partners L.P. (“BBU”), in the event that BBU desires to consummate any equity or debt offering after the date hereof and prior to the Closing, and will consent to the inclusion of the financial statements of the Business in any offering document related to such offering and will use commercially reasonable efforts to cause the independent auditors of the Business to provide a consent to the inclusion of the financial statements of the Business in any offering document related to such offering. Notwithstanding anything to the contrary in this Section 5.17(a), nothing will require Seller or the Purchased Companies to provide (or be deemed to require Seller or the Purchased Companies to prepare) any (1) pro forma financial statements; (2) description of all or any portion of the Financing, including any “description of notes”, and other information customarily provided by financing sources or their counsel; (3) risk factors relating to all or any component of the Financing; (4) “segment” financial information or (5) other information required by Rules 3-05, 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act (“Excluded Information”).

(b) Notwithstanding anything in Section 5.17(a) to the contrary, (i) such requested cooperation shall not (A) unreasonably disrupt or interfere with the business or the operations of Seller or its Subsidiaries, including the Business or (B) cause significant competitive harm to Seller or its Subsidiaries, including the Business, if the transactions contemplated by this Agreement are not consummated, (ii) nothing in this Section 5.17 shall require cooperation to the extent that it would (A) subject any of Seller’s or its Subsidiaries’, including the Purchased Companies’, respective directors, managers, officers or employees to any actual or potential personal liability, (B) reasonably be expected to conflict with, or violate, Seller’s and/or any of its Subsidiaries’, including the Purchased Companies’, organization documents or any applicable Law, or result in the contravention of, or violation or breach of, or default under, any Contract to which Seller or any of its Subsidiaries, including the Purchased Companies, is a party, (C) cause any condition to the Closing set forth in Section 7.1, Section 7.2 or Section 7.3 to not be satisfied or (D) cause any breach of this Agreement, (iii) neither Seller, any Subsidiary thereof nor any of the Purchased Companies shall be required to (A) pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with the financings contemplated by the Commitment Letters, the Definitive Financing Agreements or the Financing or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Commitment Letters, the Definitive Financing Agreements, the Financing or any information utilized in connection therewith (in each case except following the Closing), (B) deliver or obtain opinions of internal or external counsel, (C) provide access to or disclose information where Seller determines that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege or contravene any applicable Law or Contract (but shall use commercially reasonable efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or contravene any such Law or Contract), or (D) waive or amend any terms of this Agreement or any other Contract to which Seller or its Subsidiaries, including the Purchased Companies, is party, (iv) none of Seller or any of its Subsidiaries, other than the Purchased Companies, or their respective directors, officers or employees, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument, including any Definitive Financing Agreement, with respect to the Financing or adopt any resolutions or take any other actions approving the agreements, documents and instruments pursuant to which the Financing is obtained, including any Definitive Financing Agreement, and (v) except with respect to prepayment notices, payoff letters, Lien terminations and other instruments of discharge as contemplated by Section 5.17(a)(vii), none of the Purchased Companies or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any Definitive Financing Agreement, with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Closing Date and the directors and managers of the Purchased Companies shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained unless Purchaser shall have determined that such directors and managers are to remain as directors and managers of the Purchased Companies on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing; provided that the foregoing shall not limit obligations with respect to the delivery of representation letters as contemplated by Section 5.17(a)(iv) or authorization letters as contemplated by Section 5.17(a)(iii). Purchaser and Seller agree that, if in connection with Purchaser’s execution of an Alternative Financing Commitment Letter or Alternative Financing the scope of the assistance required under this Section 5.17 as compared to the assistance that would be required or expected to be required in connection with the Debt Commitment Letter in effect on the date of this Agreement and the related Debt Financing is changed or expanded, Seller and the Purchased Companies shall be deemed to have complied with this Section 5.17 for purposes of Article VIII of this Agreement if Seller and the Purchased Companies have provided Purchaser with the assistance that would otherwise be required under this Section 5.17 with respect to the Debt Commitment Letter and the Debt Financing (but applied to such Alternative Financing), in each case without giving effect to any Alternative Financing Commitment Letter or Alternative Financing to the extent such Alternative Financing Commitment Letter or Alternative Financing provide for such additional or different requirements. Seller hereby consents to the use of logos of the Business in connection with the debt financing contemplated by the Debt Commitment Letter; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage Seller, the Purchased Companies or the Business.

(c) Except for bad faith or willful misconduct, Seller and the Purchased Companies shall have no liability whatsoever to Purchaser in respect of any financial information or data or other information provided pursuant to this Section 5.17. Purchaser shall indemnify, defend and hold harmless each of Seller, its Subsidiaries, including the Purchased Companies, and their Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing and the performance of their respective obligations under this Section 5.17 and the provision of any information utilized in connection therewith, in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the gross negligence, bad faith or willful misconduct of Seller and its Subsidiaries (including, prior to the Closing, the Purchased Companies), as determined by a court of competent jurisdiction in a final and non-appealable decision. Purchaser shall, promptly upon request of Seller, reimburse Seller and its Subsidiaries, including the Purchased Companies, for all out-of-pocket fees, costs and expenses incurred by Seller or its Subsidiaries, including the Business and the Purchased Companies, (including those of its Affiliates and Representatives) in connection with the cooperation required by this Section 5.17.

(d) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.17 represent the sole obligation of Seller, its Subsidiaries, the Purchased Companies and their Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

(e) Notwithstanding (and without limiting) the other requirements for commencement of the Marketing Period, Seller shall (i) use commercially reasonable efforts to furnish to Purchaser the audited financial information for the fiscal year ended September 30, 2018 that is Compliant and comprises a portion of the Required Financial Information and such other Required Financial Information that would be necessary were the Marketing Period to commence on January 2, 2019, on or prior to January 2, 2019; provided that in no event shall Seller furnish the foregoing later than January 15, 2019, (ii) use commercially reasonable efforts to furnish to Purchaser the unaudited financial information for the fiscal quarter ended December 31, 2018 that is Compliant and comprises a portion of the Required Financial Information and such other Required Financial Information that would be necessary were the Marketing Period to commence on February 12, 2019, on or prior to February 12, 2019; provided that in no event shall Seller furnish the foregoing later than March 1, 2019, and (iii) use commercially reasonable efforts to furnish to Purchaser the unaudited financial information for each fiscal quarter ended after December 31, 2018 and prior to the Closing that is Compliant and comprises a portion of the Required Financial Information and such other Required Financial Information that would be necessary were the Marketing Period to commence on the date that is 45 days after the end of such quarter, on or prior to the date that is 45 days after the end of such quarter; provided that in no event shall Seller furnish the foregoing later than the date that is 55 days after the end of such quarter. For the avoidance of doubt, this requirement shall be without prejudice to the requirements of Section 2.3 and the definition of “Marketing Period” (and the component definitions thereof). Further, in the case of a fiscal quarter ended immediately prior to the Closing Date, if such fiscal quarter ended forty (45) days or more before the Closing Date, Seller shall provide such information no later than the Closing Date notwithstanding any later date for delivery provided above.

Section 5.18. Representations and Warranties Insurance. Purchaser shall pay all costs and expenses in connection with the procurement of, and Purchaser and its Affiliates will not amend, waive or otherwise modify, the buy-side representations and warranties insurance policy relating to this Agreement (the “R&W Insurance Policy”) obtained by Purchaser in any way that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any proceeding against Seller or any of its Affiliates or any past, present or future director, manager, officer, employee or advisor of any of the foregoing based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement. For the avoidance of doubt, nothing in this Agreement is intended to, nor shall it have the effect of, limiting or diminishing Purchaser’s (or Seller’s, its Affiliates’ and their respective officers’, directors’, managers’, employees’, agents’, successors’ and assignees’) or any other Person’s right to seek or obtain recovery under the R&W Insurance Policy.

Section 5.19. Resignations. Seller will use reasonable best efforts to deliver to Purchaser the resignations of all officers and directors of any Purchased Subsidiary who will be officers, directors or employees of Seller or any of its Affiliates after the Closing Date from their positions with such Purchased Subsidiary at or prior to the Closing Date.

Section 5.20. Exclusivity. Until the earlier of the Closing and such time as this Agreement is terminated in accordance with Article VIII, Seller and its Affiliates and their respective directors and officers shall not, and Seller shall not authorize, permit or cause its and its Affiliates’ other Representatives to, and Seller shall use reasonable best efforts to cause its and its Affiliates’ other Representatives not to, directly or indirectly, solicit, initiate, knowingly encourage, knowingly facilitate or enter into any negotiation, discussion or Contract, with any other party (other than Purchaser and its Affiliates and its and their respective Representatives) with respect to, or furnish any confidential or non-public information relating to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies, or afford access to the business, properties, assets, liabilities, books or records of the Business or the Purchased Companies, to such other party, in each case in connection with, the sale of all or more than 20% of the Purchased Assets (based on fair market value), or any merger, recapitalization or similar transaction with respect to Purchased Companies representing more than 20% of the Purchased Assets (based on fair market value) (any of the foregoing, an “Acquisition”); provided, however, that any Qualifying Transaction (as such term is defined in Section 5.20 of the Seller Disclosure Schedules) shall not be considered an “Acquisition”). Immediately following the execution of this Agreement, Seller shall cease and cause to be terminated all existing discussions and negotiations with any Persons conducted heretofore with respect to an Acquisition, and within five (5) Business Days after the date hereof, instruct any Person who has entered into a confidentiality agreement in connection with a potential Acquisition that has not expired or been terminated in accordance with its terms to return or destroy all information or documents received thereunder in accordance with the terms of such confidentiality agreement. Until the earlier of the Closing and such time as this Agreement is terminated in accordance with Article VIII, Seller shall promptly notify Purchaser in writing if any Person makes any proposal, offer, inquiry or contact with respect to any Acquisition and shall provide Purchaser with the terms thereof.

Section 5.21. Release. (a) Effective as of the Closing, except for any rights or obligations of Seller under, or contemplated by, this Agreement or any other Transaction Document or any agreement entered into pursuant thereto or in connection with the transactions contemplated hereby, any Related Party Agreement set forth on Section 5.6 of the Seller Disclosure Schedules, and except for Fraud of Purchaser or any of its Affiliates, Seller, on behalf of itself and each of its controlled Affiliates (excluding the Purchased Companies) and each of its and their respective past, present or future general or limited partners, management companies, members, stockholders, equity holders, controlling Persons or Affiliates, or any successor or assign of any of the foregoing (collectively, the “Releasing Seller Parties”), hereby irrevocably and unconditionally releases and forever discharges Purchaser and its Affiliates and the Purchased Companies, and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Released Purchaser Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) that the Releasing Seller Parties may have against each of the Released Purchaser Parties, now or in the future, in each case in respect of (a) any cause, matter or thing relating to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies or (b) any actions taken or failed to be taken by any of the Released Purchaser Parties in any capacity related to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies, in each case of the foregoing clauses (a) and (b) occurring or arising prior to the Closing (it being understood and agreed that (i) none of the past, present or future officers, directors, employees, managers, advisors or other Representatives of Seller or any of its controlled Affiliates (excluding the Purchased Subsidiaries) or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, “Releasing Party Employees”) are Releasing Seller Parties for purposes hereof; and (ii) any actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), claims and demands that the Releasing Party Employees would have released hereunder if they had been Releasing Seller Parties for purposes hereof shall constitute Retained Liabilities for all purposes hereof).

(b) Effective as of the Closing, except for any rights or obligations of Purchaser under, or contemplated by, this Agreement or any other Transaction Document or any agreement entered into pursuant thereto or in connection with the transactions contemplated hereby, any Related Party Agreement set forth on Section 5.6 of the Seller Disclosure Schedules, and except for Fraud of Seller or any of its Affiliates, Purchaser, on behalf of itself and each of its controlled Affiliates (including the Purchased Subsidiaries) and each of its and their respective past, present or future general or limited partners, management companies, members, stockholders, equity holders, controlling Persons or Affiliates, or any successor or assign of any of the foregoing (collectively, the “Releasing Purchaser Parties”), hereby irrevocably and unconditionally releases and forever discharges Seller and its Affiliates (excluding the Purchased Companies), and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Released Seller Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) that the Releasing Purchaser Parties may have against each of the Released Seller Parties, now or in the future, in each case in respect of (a) any cause, matter or thing relating to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies or (b) any actions taken or failed to be taken by any of the Released Seller Parties in any capacity related to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies, in each case of the foregoing clauses (a) and (b) occurring or arising prior to the Closing.

(c) Notwithstanding anything to the contrary in this Section 5.21, in no event shall the foregoing releases include (i) any claims or rights under any Contract disclosed on the Seller Disclosure Schedules, (ii) any claims or rights under any Shared Contract or Specified Business Contract, (iii) any claims or rights as a holder of any Indebtedness of any Released Seller Party or Released Purchaser Party, (iv) any claims or rights for reimbursement, indemnification or contribution of a Releasing Seller Party or Releasing Purchaser Party in its capacity as an officer, director, manager or employee of any Person, whenever arising, under the organizational documents of such Person, any insurance policy maintained by or on behalf of such Person, or under applicable Law or (v) any claims or rights of any kind owed to any Releasing Seller Party or Releasing Purchaser Party in its capacity as an officer, director or employee of any Person (including any obligations with respect to any compensation, benefits or similar amounts or payments owing to the undersigned).

Section 5.22. Data Room. No later than three (3) Business Days after the Closing Date, Seller shall deliver to Purchaser three (3) complete copies (in USB, CD or DVD-ROM format) of the data room created by or on behalf of Seller in connection with the transactions contemplated by the Agreement, as such data room existed as of immediately prior to the Closing.

Section 5.23. Other Matters. Each of Seller and Purchaser agrees to the covenants, agreements and undertakings set forth on Section 5.23 of the Seller Disclosure Schedules attached hereto.

ARTICLE VI

CERTAIN TAX MATTERS

Section 6.1. Tax Indemnification by Seller. Subject to Section 9.2(b), effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify Purchaser and its Affiliates (including the Purchased Subsidiaries after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against (A) any Taxes imposed on the Purchased Subsidiaries for any Pre-Closing Period; (B) any Taxes (other than Taxes imposed on any of the Purchased Companies) imposed with respect to the Purchased Assets, the Assumed Liabilities or the Business for any Pre-Closing Period; (C) any Taxes of Seller or any of its Subsidiaries or any of their respective Affiliates (other than any Purchased Company) for which any Purchased Subsidiary is liable under Treasury Regulation Section 1.1502-6 (or under any similar provision of state, local or foreign Law); (D) any Taxes for which any Purchased Subsidiary is liable as a result of having been before the Closing a party to any Tax sharing, Tax indemnity or Tax allocation agreement, other than customary commercial agreements with third parties entered into in the ordinary course of business, (E) an amount equal to the product of (1) twenty-one percent (21%) and (2) any amount required to be included by Purchaser or any of its Affiliates (including the Purchased Subsidiaries after the Closing Date) in income under Section 951(a) of the Code with respect to a Pre-Closing Period of a Purchased Company (determined based on a “closing of the books”); (F) any Taxes arising out of or resulting from any breach of any covenant or agreement of Seller contained in this Agreement; (G) any Taxes arising out of or resulting from any breach of any representation or warranty made pursuant to Section 3.14(m) or Section 3.14(n); (H) any Taxes for which Seller is responsible under Section 6.12; (I) any Taxes arising from any transaction undertaken by Seller or its Affiliates prior to Closing to effectuate the Pre-Closing Reorganization (regardless of whether such transactions are reflected in the Step Plan); and (J) any costs and expenses, including reasonable legal fees and expenses attributable to any item described in clauses (A) to (I) (the “Excluded Business Taxes”); provided, that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Tax Indemnified Parties from and against any Taxes for which Purchaser is responsible pursuant to Section 6.2(C) or (D) or to the extent that such Taxes are reflected in the calculation of Closing Funded Debt or Closing Working Capital on a dollar-for-dollar basis, as finally determined (provided, however, that to the extent the Taxes specifically reflected in the calculation of Closing Funded Debt exceed the amounts for such Taxes shown as due on the relevant Tax Returns that are attributable to Pre-Closing Periods (as determined by applying the methodology set forth in Section 6.3), any Liability of Seller under this Section 6.1 shall be reduced by such amount); and provided further, that Seller’s obligation to pay or cause to be paid, or to indemnify or hold harmless a Purchaser Tax Indemnified Party from and against any Taxes imposed on or with respect to a Purchased Consolidated Venture shall be limited to such Purchaser Tax Indemnified Party’s proportionate share of such Taxes (based on its ownership of such Purchased Consolidated Venture).

Section 6.2. Tax Indemnification by Purchaser. Effective as of and after the Closing Date, Purchaser shall pay or cause to be paid, and shall indemnify Seller and its Affiliates (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against (A) any Taxes imposed on the Purchased Subsidiaries for any Post-Closing Period (except to the extent Seller is responsible for such Taxes pursuant to Section 6.1(C), (D), (E), (F), (G), (H) or (I)); (B) any Taxes imposed with respect to the Purchased Assets, the Assumed Liabilities or the Business (other than Taxes imposed on any of the Purchased Companies) for any Post-Closing Period (except to the extent Seller is responsible for such Taxes pursuant to Section 6.1(C), (D), (E), (F), (G), (H) or (I)); (C) any Taxes arising from any action or transaction by Purchaser, the Purchased Subsidiaries or their respective Subsidiaries outside of the ordinary course of business on the Closing Date after the Closing; (D) any Taxes arising out of or resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement (including Section 6.10(b)); (E) an amount equal to the product of (1) twenty-one percent (21%) and (2) the amount equal to the excess of, if any, (x) any amount required to be included by Seller or any of its Affiliates in income under Section 951(a) of the Code with respect to a Purchased Company for the tax year of Seller or such Affiliate that includes the Closing Date, over (y) the amount that would have been required to be included by Seller or any of its Affiliates in income under Section 951(a) of the Code with respect to a Purchased Company for the tax year of Seller or such Affiliate that includes the Closing Date had the taxable year of such Purchased Company ended on the day immediately preceding the Closing Date; (F) any Taxes for which Purchaser is responsible under Section 6.12; and (G) any costs and expenses, including reasonable legal fees and expenses, attributable to any item described in clauses (A) to (F).

Section 6.3. Straddle Periods. To the extent permitted or required by applicable Law, the taxable year of each of the Purchased Subsidiaries that includes the Closing Date shall be treated as closing on (and including) the Closing Date. To the extent the foregoing is not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) allocable to the Pre-Closing Period shall be computed as if such taxable period ended as of the end of the day on the final day of the Pre-Closing Period; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the Pre-Closing Period and the Post-Closing Period in proportion to the number of days in each period.

Section 6.4. Tax Returns.

(a) Seller shall prepare or shall cause to be prepared (i) any combined, consolidated or unitary Tax Return that includes Seller or any of its Affiliates (other than the Purchased Companies), on the one hand, and any of the Purchased Companies or their respective Subsidiaries, on the other hand (a “Combined Tax Return”), and (ii) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to any of the Purchased Subsidiaries for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). Seller shall deliver, or cause to be delivered, to Purchaser for its review and comment all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date (taking into account any extensions) at least twenty (20) days prior to the due date for filing such Tax Returns (taking into account any extensions). Seller shall revise such Pre-Closing Separate Tax Returns to reflect any reasonable comments received from Purchaser not later than five (5) days before the due date thereof (taking into account any extensions). Purchaser shall timely file or cause to be timely filed such Tax Returns. Purchaser shall not amend or revoke any Combined Tax Return or any Pre-Closing Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller. At Seller’s reasonable request, Purchaser shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns. Purchaser shall promptly provide (or cause to be provided) to Seller any information reasonably requested by Seller in a manner consistent with Section 6.7(a).

(b) Except for (i) any Tax Return required to be prepared by Seller pursuant to Section 6.4(a) and (ii) any Tax Return for a Straddle Period (a “Straddle Period Separate Tax Return”), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Purchased Subsidiaries. In the case of a Straddle Period Separate Tax Return, whichever of Purchaser or Seller (indirectly through a Seller Entity) owned the relevant Purchased Subsidiary for the greater portion of the applicable Straddle Period shall file such Straddle Period Separate Tax Return. Purchaser or Seller, as the case may be, shall prepare or cause to be prepared any Straddle Period Separate Tax Returns in a manner consistent with past practices of the Purchased Subsidiaries, except to the extent required by applicable Law. Purchaser or Seller, as the case may be, shall deliver to other party for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Straddle Period Separate Tax Returns at least twenty (20) days prior to the due date thereof (taking into account any extensions). Purchaser or Seller, as the case may be, shall revise such Straddle Period Separate Tax Return to reflect any reasonable comments received from the other party not later than five (5) days before the due date thereof (taking into account any extensions). Purchaser shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s reasonable request, Purchaser shall file, or cause to be filed, amended Straddle Period Separate Tax Returns.

Section 6.5. Certain Tax Benefits, Refunds, Credits and Carrybacks.

(a) If Purchaser or any of its Affiliates (including, after the Closing Date, the Purchased Subsidiaries) actually realizes a Tax Benefit as a result of any audit adjustment (or adjustment in any other Tax Proceeding) made with respect to any Tax Item by any Taxing Authority with respect to Taxes for which Seller is responsible under Section 6.1 in any of the two (2) taxable years after the taxable year that is the subject of such adjustment or any prior year, then Purchaser shall pay to Seller the amount of such Tax Benefit within fifteen (15) days of filing the Tax Return in which such Tax Benefit is realized, determined on a “with and without” basis, and net of all out-of-pocket expenses of Purchaser or such Affiliate.

(b) Seller shall be entitled to (i) any refunds of any Taxes or credits received in lieu of refunds of any Taxes for which Seller is responsible under Section 6.1, and (ii) any refunds or credits received in lieu of refunds to which Seller is entitled under Section 6.5(a), in each case to the extent not taken into account in the determination of Working Capital on the Post-Closing Statement and the Final Purchase Price on a dollar-for-dollar basis. Purchaser shall be entitled to any refunds or credits of the Purchased Subsidiaries of or against any Taxes other than refunds or credits to which Seller is entitled pursuant to the foregoing sentence. Any refunds or credits of Taxes of the Purchased Subsidiaries or their respective Subsidiaries for any Straddle Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 6.3 and the first sentence of this Section 6.5(b). Purchaser shall use commercially reasonable efforts to obtain any refunds or credits to which Seller is entitled, in whole or in part, pursuant to this Section 6.5(b). Each party shall pay, or cause its Affiliates to pay, to the party entitled to a refund or credit of Taxes under this Section 6.5(b), the amount of such refund or credit (including any interest paid thereon and net of any out-of-pocket costs (including Taxes) to the party receiving such refund or credit in respect of the receipt or accrual of such refund or credit) in readily available funds within fifteen (15) days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable.

(c) Purchaser shall cause the Purchased Subsidiaries to carry forward, where permitted by applicable Law, any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date (a “Subsequent Loss”) into any taxable period beginning after the Closing Date. If a Subsequent Loss is not permitted by applicable Law to be carried forward into any taxable period beginning after the Closing Date, Purchaser shall be entitled to any refund of Taxes (net of any out-of-pocket costs (including Taxes) to the party receiving such refund in respect of the receipt of such refund) resulting from any carry back of such Subsequent Loss into any taxable period ending on or before the Closing Date.

Section 6.6. Tax Contests.

(a) If any Taxing Authority asserts a Tax Claim, then the party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties to this Agreement; provided, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article VI, except to the extent that the other party is materially prejudiced by such failure (as determined by a court of competent jurisdiction). Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b) In the case of a Tax Proceeding of or with respect to any of the Purchased Subsidiaries for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 6.6(d)), Seller shall have the exclusive right to control, at its own expense, such Tax Proceeding; provided, that Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or abandonment would have an adverse impact on Purchaser or any of its Subsidiaries for any Post-Closing Period. Seller may elect in writing not to control any Tax Proceeding that Seller otherwise has the right to control pursuant to the preceding sentence. If Seller makes such election with respect to a Tax Proceeding, Purchaser shall have the right and obligation to conduct, at its own expense, such Tax Proceeding, and the provisions of Section 6.6(c) shall apply, mutatis mutandis (substituting all references therein to “the Controlling Party” with “Purchaser” and all references therein to “the Non-Controlling Party” with “Seller”), with respect to such Tax Proceeding.

(c) In the case of a Tax Proceeding of or with respect to (A) any of the Purchased Subsidiaries for any Straddle Period (other than a Tax Proceeding described in Section 6.6(d)) or (B) Taxes that are Excluded Business Taxes and Taxes that are not Excluded Business Taxes, in each case, other than Taxes imposed on any of the Purchased Companies (and such Tax Proceeding for Taxes that are Excluded Business Taxes is not separable from such Tax Proceeding for Taxes that are not Excluded Business Taxes), the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, and (v) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this Agreement, “Controlling Party” shall mean Seller if Seller and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding, or Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Seller or Purchaser is not the Controlling Party with respect to such Tax Proceeding.

(d) Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Seller or any of its Subsidiaries (other than the Purchased Companies); and (ii) any Tax Return of a consolidated, combined or unitary group that includes Seller or any of its Subsidiaries (including any Combined Tax Return).

Section 6.7. Cooperation and Exchange of Information.

(a) Not more than one hundred and twenty (120) days after the receipt of a request from Seller, Purchaser shall, and shall cause its Affiliates to, provide to Seller a package of Tax information materials, including schedules and work papers, reasonably requested by Seller to enable Seller to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Purchased Subsidiaries and with respect to Excluded Business Taxes. Purchaser shall use commercially reasonable efforts to prepare such package in good faith and in a manner and on a timeline requested by Seller, which information and timeline shall be consistent with the past practice of the Purchased Subsidiaries and Seller.

(b) Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VI or a right to refund of Taxes, or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(c) Each party to this Agreement shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) sixty (60) days following the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight (8) years following the due date (without extension) for such Tax Returns.

Section 6.8. Tax Sharing Agreements. To the extent relating to the Purchased Subsidiaries, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Purchased Subsidiaries, on the one hand, and Seller or any of its Subsidiaries (other than the Purchased Companies), on the other hand, are parties, and neither Seller nor any of its Affiliates nor any of the Purchased Subsidiaries or their respective Subsidiaries shall have any rights or obligations thereunder after the Closing.

Section 6.9. Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Seller, Purchaser, the Purchased Subsidiaries and their respective Subsidiaries and their respective Affiliates shall treat any and all payments under Section 2.9, and any and all payments for indemnification under Section 6.1, Section 6.2 and Article IX in accordance with relevant U.S. federal, state and foreign Tax Law purposes.

Section 6.10. Section 338 Elections; Other Elections.

(a) At the sole option of Purchaser, Purchaser may make, and may cause its applicable Affiliates (including the Purchased Companies) to make, an election under Section 338(g) of the Code (or any comparable election under state, local or foreign Law) with respect to the acquisition of any Purchased Subsidiary listed on Section 6.10 of the Seller Disclosure Schedules (other than any such Purchased Subsidiary that is not characterized as a foreign corporation for U.S. federal income Tax purposes) (a “338 Election”) and, if so, Purchaser shall deliver to Seller a copy of IRS Form 8023 and, in the case of a comparable election under state, local or foreign Law, evidence of the making of such election. Purchaser and its Affiliates may not make any 338 Election with respect to any Purchased Company that is not listed on Section 6.10 of the Seller Disclosure Schedules.

(b) Except as set forth in Section 6.10(a), Purchaser shall not make, and shall cause its Affiliates (including the Purchased Companies) not to make any election with respect to any Purchased Company (including any election pursuant to Treasury Regulation Section 301.7701-3), which election would be effective on or prior to the Closing Date.

Section 6.11. Additional Post-Closing Tax Covenant. Notwithstanding anything to the contrary in this Agreement, Purchaser and its Affiliates (including the Purchased Companies) shall not be entitled to any indemnification for Taxes or Covered Losses under Section 6.1 or otherwise to the extent such Taxes or Covered Losses arise as a result of Purchaser or its Affiliates (including the Purchased Companies) entering into any transaction (inclusive of any internal restructuring and ownership changes) set forth on Section 6.11 of the Seller Disclosure Schedules within the timeline set forth therein.

Section 6.12. Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any sales, use, transfer (including real estate transfer), documentary, stamp, value-added, goods and services or similar Taxes and related fees imposed on or payable in connection with the transactions consummated pursuant to this Agreement (“Transfer Taxes”) (other than the Pre-Closing Reorganization) shall be borne equally by Purchaser and Seller, and Seller shall pay and be responsible for any Transfer Taxes imposed on or payable in connection with the Pre-Closing Reorganization; provided, that Purchaser shall pay and be responsible for 100% of any recoverable value added or goods and services taxes. If the party responsible for paying all or a portion of such Transfer Taxes under this Section 6.12 is not the party responsible for remitting such Transfer Taxes to the applicable Taxing Authority under applicable Law, the former party shall pay to the latter party its share of the amounts due at least three (3) days prior to the due date for such Transfer Taxes. The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 6.13. Timing of Payments. Any indemnity payment required to be made pursuant to this Article VI shall be made within ten (10) days after the Indemnified Party makes written demand upon the Indemnifying Party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Taxing Authority.

Section 6.14. Tax Matters Coordination and Survival. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VI and the provisions of Article IX shall not apply. The indemnification obligations contained in this Article VI shall survive the Closing Date until the expiration of the applicable statutory periods of limitations. The representations and warranties made pursuant to Section 3.14 (Taxes) (other than the representations and warranties made pursuant to Section 3.14(m) and Section 3.14(n)) shall not survive the Closing. Notwithstanding anything to the contrary in this Agreement, the representations and warranties made pursuant to Section 3.14(m) and Section 3.14(n) shall survive until ninety (90) days after the expiration of the relevant statute of limitations under applicable Tax Law (giving effect to any waiver or extension thereof).

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1. Conditions to Each Party’s Obligations to Close. The respective obligations of Seller and Purchaser to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Antitrust Approvals. Approvals and/or termination or expiration of any applicable waiting periods (including any extension thereof) required to be obtained or to have occurred (i) under the HSR Act, (ii) under the Antitrust Laws listed on Section 7.1(a)(ii) of the Seller Disclosure Schedules and (iii) under the Antitrust Laws listed on Section 7.1(a)(iii) of the Seller Disclosure Schedules (clauses (i), (ii) and (iii), the “Required Regulatory Approvals”) prior to Closing shall have been obtained or shall have occurred, with respect to Purchaser’s obligations, in each case without the imposition of a Burdensome Condition.

(b) No Injunctions or Restraints. No applicable Law shall be in effect, and no injunction or other Judgment issued by any court of competent jurisdiction shall have been entered and remain in effect, in each case which prevents the consummation of the Transaction or, with respect to Purchaser’s obligations, imposes a Burdensome Condition.

Section 7.2. Conditions to Obligations of Purchaser to Close. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) Each of Seller’s Fundamental Representations (other than the representations and warranties set forth in Section 3.2) shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing, (ii) the representations and warranties set forth in Section 3.2 shall be true and correct in all respects on and as of the date of this Agreement and the Closing Date as if made on the Closing (except for any failure to be so true and correct that is de minimis in nature), (iii) the representations and warranties of Seller set forth in Section 3.7(b) shall be true and correct in all respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, and (iv) all other representations and warranties of Seller contained in Article III of this Agreement (without giving effect to any “material” or “Business Material Adverse Effect” qualifier or other similar qualifier therein), shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on and as of the Closing Date except (A) that, with respect to clauses (i), (ii), (iii) and (iv), representations and warranties that are expressly made only as of a specific date shall be tested only on and as of such date, and (B) with respect to clause (iv) where the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Performance of Obligations of Seller. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3. Conditions to Obligations of Seller to Close. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) Each of Purchaser’s Fundamental Representations shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing, and (ii) all of the other representations and warranties of Purchaser contained in Article IV of this Agreement (without giving effect to any “material” or “Purchaser Material Adverse Effect” qualifier or other similar qualifier therein) shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on and as of the Closing Date except (A) that representations and warranties that are made as of a specific date shall be tested only on and as of such date, and (B) with respect to clause (ii), where the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION; EFFECT OF TERMINATION

Section 8.1. Termination. Anything to the contrary in this Agreement notwithstanding, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by Seller, if any of Purchaser’s representations and warranties contained in Article IV of this Agreement shall fail to be true and correct or Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and is not curable by the Outside Date or has not been cured by the earlier of (i) the date that is thirty (30) days after the date that Seller has notified Purchaser of such failure or breach and (ii) the Outside Date; provided, that Seller is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such that such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(c) by Purchaser, if any of Seller’s representations and warranties contained in Article III of this Agreement shall fail to be true and correct or Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and is not curable by the Outside Date or has not been cured by the earlier of (i) the date that is thirty (30) days after the date that Purchaser has notified Seller of such failure or breach and (ii) the Outside Date; provided, that Purchaser is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(d) by Seller or by Purchaser, if the Closing shall not have occurred on or prior to August 13, 2019; provided, that if as of such date all of the conditions set forth in Article VII have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, provided that such conditions are reasonably expected to be satisfied at the Closing) other than the conditions set forth in Section 7.1(a) or Section 7.1(b) (to the extent relating in whole or in part to or arising under the Required Regulatory Approvals), either Seller or Purchaser may extend such date to November 13, 2019 (such date, as may be so extended, the “Outside Date”); provided, further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(e) by Seller or by Purchaser, if (i) an Approval under the HSR Act or another Approval required under Section 7.1(a)(ii) shall have been denied and such denial shall have become final and nonappealable or (ii) a permanent injunction or other permanent Judgment issued by a court of competent jurisdiction shall have become final and nonappealable, preventing the consummation of the Transaction, or (iii) there shall be any applicable Law that makes consummation of the Transaction illegal or prohibited; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.1(e) shall have used its reasonable best efforts to obtain such Approval, or to prevent the entry of such permanent injunction or other permanent Judgment, as applicable, in each case, to the extent required by Section 5.1; or

(f) by Seller, if (i) all conditions in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their terms are to be satisfied by the delivery of certificates or other documents at the Closing, but such conditions must be capable of being satisfied on such date as if it were the Closing Date), (ii) Purchaser shall have failed to complete the Closing within three (3) Business Days following the date the Closing should have been consummated pursuant to Section 2.3 hereof, and (iii) Seller stood ready, willing and able to consummate the Transaction and the other transactions contemplated hereby on that date and Seller had given Purchaser written notice on or prior to such date, irrevocably confirming that fact; provided that during such three (3) Business Day period following the date the Closing should have been consummated pursuant to Section 2.3, neither party shall be entitled to terminate this Agreement pursuant to Section 8.1(d).

Section 8.2. Effect of Termination.

(a) If this Agreement is terminated and the Transaction is abandoned pursuant to Section 8.1, this Agreement shall become null and void and of no further force and effect, except, subject in all respects to this Section 8.2 and Section 10.14 (including, in each case, the limitations set forth therein), for the provisions of Section 5.3, Section 5.5, Section 5.17 relating to Purchaser’s reimbursement and indemnification obligations, this Article VIII and Article X, and there will be no Liability on the part of Seller or Purchaser to the other party. Subject in all respects to this Section 8.2 and Section 10.14 (including in each case, the limitations set forth therein), nothing in this Section 8.2 shall be deemed to release any party from any Liability for Fraud prior to such valid termination or for an intentional and willful breach by such party of the terms and provisions of this Agreement prior to such valid termination.

(b) If this Agreement is terminated (i) by Seller pursuant to Section 8.1(b) or (f), or (ii) by Purchaser or Seller pursuant to Section 8.1(d) when Seller was capable of terminating pursuant to Section 8.1(b) or (f), then Purchaser shall pay Eight Hundred Million Dollars ($800,000,000) (the “Termination Fee”) to Seller (or any designee of Seller) as promptly as practicable (and, in any event, within two (2) Business Days following such termination), payable by wire transfer of same day funds.

(c) Purchaser acknowledges that in the event that Purchaser shall fail to pay the Termination Fee when due, Purchaser shall reimburse Seller and its Affiliates for all reasonable costs and expenses actually incurred or accrued by Seller and/or its Affiliates (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amount, together with interest on such unpaid amounts at eight percent (8%) per annum (the “Interest Rate”), calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment. The parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their respective rights to specific performance under Section 10.6, including Seller’s right to specifically enforce Purchaser’s rights under the terms and conditions of the Equity Commitment Letter in accordance with Section 10.6 in order to specifically enforce this Agreement.

(d) Notwithstanding anything to the contrary in the foregoing, the parties acknowledge and agree that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and (ii) any payment of the Termination Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

(e) Notwithstanding anything to the contrary in this Agreement, but subject to Section 8.2 and Section 5.17, Seller agrees and acknowledges that, in the event that the Termination Fee is payable, then (i) Seller’s receipt of the Termination Fee pursuant to this Section 8.2 and any other amounts payable pursuant to Section 8.2(c) and Seller’s right to seek specific performance of this Agreement by Purchaser prior to termination of this Agreement, as provided for and subject to the limitations set forth in Section 10.6, shall be Seller’s sole and exclusive remedy against Purchaser’s Related Parties, whether at law or equity, in contract, in tort or otherwise, for any loss arising out of this Agreement, the Guaranty or the other transactions contemplated hereby and (ii) upon receipt of the Termination Fee by Seller and any other amounts payable pursuant to Section 8.2(c), none of Purchaser’s Related Parties shall have any further Liability whatsoever relating to or arising out of this Agreement or any other Transaction Document or any of the transactions contemplated hereby or thereby. For the avoidance of doubt, under no circumstances shall Seller be (x) entitled to collect the Termination Fee on more than one occasion (or, after the receipt thereof, any portion thereof or any further funds or amounts) or (y) permitted or entitled to receive both a grant of specific performance as contemplated by Section 10.6 and payment of the Termination Fee. Seller further agrees that the maximum aggregate liability of Purchaser and all of Purchaser’s Related Parties, taken as a whole, shall be limited to an amount equal to the amount of the Termination Fee, and in no event shall Seller be entitled to recover any money damages or other losses or damages of any kind, character or description in excess of such amount, except as expressly permitted by Section 8.2(c) (and only to such limited extent), provided that nothing in this Section 8.2 shall limit Purchaser’s reimbursement and indemnification obligations under Section 5.17. In no event shall Seller seek to recover, or be entitled to recover, monetary damages from any Related Party of Purchaser, other than Purchaser under this Agreement or the Guarantor under the Guaranty.

Section 8.3. Notice of Termination. In the event of termination by Seller or Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.1. Survival. Except as otherwise provided in Section 6.14, none of the representations and warranties, covenants and agreements in this Agreement shall survive the Closing, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing, which shall survive indefinitely or until the latest date permitted by applicable Law, (ii) those covenants and agreements contained herein that by their terms relate only to a period between the date of this Agreement and the Closing (subject to the last sentence of this Section 9.1) and (iii) this Article IX and Article X (and any corresponding definitions set forth in Article I). This Section 9.1 shall not limit any covenant or agreement of the parties hereto contained in this Agreement that by its terms contemplates performance after the Closing, and shall not extend the applicability of any covenant or agreement of the parties hereto contained in this Agreement that by its terms relates only to a period between the date of this Agreement and the Closing, except that the right to commence any claim with respect to any such covenant or agreement that by its terms relates only to a period between the date of this Agreement and the Closing shall survive until the date that is nine (9) months after the Closing Date.

Section 9.2. Indemnification by Seller.

(a) Subject to the provisions of this Article IX and except with respect to indemnification for Taxes (which shall be governed exclusively by Article VI), effective as of and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of, relating to or resulting from (i) any breach of any covenant or agreement of Seller contained in this Agreement; (ii) any Retained Liabilities or Excluded Assets; and (iii) the matters set forth on Section 9.2(a)(iii) of the Seller Disclosure Schedules.

(b) Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Taxes pursuant to Section 6.1 or Covered Losses pursuant to Section 9.2(a)(ii) to the extent that such Taxes or Covered Losses are reflected, recorded or included in Working Capital on the Post-Closing Statement and the Final Purchase Price on a dollar-for-dollar basis.

(c) Seller shall not be required to indemnify, defend or hold harmless (i) the Purchaser Indemnified Parties from and against any Covered Losses incurred or suffered pursuant to Section 9.2(a)(iii) unless and until the aggregate amount of such Covered Losses exceeds $100,000,000 (the “Deductible”), after which time Seller shall be obligated for 50% of any Covered Losses incurred or suffered by any of the Purchaser Indemnified Parties pursuant to Section 9.2(a)(iii) in excess of the Deductible.

(d) The Purchaser Indemnified Parties’ right to bring a claim pursuant to Section 9.2(a)(iii) shall expire on the date that is ten (10) years after the Closing Date, but for the avoidance of doubt, if claims have been made in accordance with this Agreement prior to the foregoing expiration date, such claims shall survive until their resolution.

Section 9.3. Indemnification by Purchaser. Subject to the provisions of this Article IX and except with respect to indemnification for Taxes (which shall be governed exclusively by Article VI), effective as of and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of, relating to or resulting from (i) any breach of any covenant or agreement of Purchaser contained in this Agreement; and (ii) any Assumed Liabilities or Purchased Assets.

Section 9.4. Procedures.

(a) Other than with respect to the matters listed on Section 2.7(k) of the Seller Disclosure Schedules for which notice hereunder is not required, a Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand that the Indemnified Party has determined has given or would reasonably be expected to give rise to such right of indemnification (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail (taking into account the information then available to the Indemnified Party) the facts and circumstances with respect to the subject matter of such claim or demand; provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure (as determined by a court of competent jurisdiction), it being agreed that notices for claims in respect of a breach of a covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 9.1 for such covenant or agreement.

(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 9.2(a) or Section 9.3, the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided that the Indemnifying Party shall not be entitled to assume the defense and control of such Third Party Claim, if (i) the Third Party Claim relates to or arises in connection with any criminal Action or (ii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates; provided, further, that if the Indemnifying Party assumes the defense and control of such Third Party Claim the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense except that the Indemnifying Party shall pay the fees and expenses of such separate counsel if representation of both the Indemnifying Party and the Indemnified Party by the same counsel would create a conflict of interest. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 9.4(b), the Indemnified Party shall be entitled to assume and control such defense and the Indemnifying Party shall pay the fees and expenses of counsel retained by the Indemnified Party, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. Purchaser or Seller, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided, that such settlement or judgment does not involve any injunctive or other equitable relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party or any of its Affiliates and expressly unconditionally releases the Indemnified Party and its Affiliates from all Liabilities with respect to such Third Party Claim. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party.

(c) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 9.2(a) or Section 9.3 that does not involve a Third Party Claim, the Indemnifying Party shall use reasonable best efforts to notify the Indemnified Party within 30 days following the receipt of such notice whether the Indemnifying Party disputes its indemnity obligation to the Indemnified Party for any Covered Losses with respect to such claim, provided that any failure to give such notice shall not limit the Indemnifying Party’s rights under this Article

IX. If the Indemnifying Party disputes its indemnity obligation for any Covered Losses with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 10.7.

(d) Notwithstanding any provision in this Article IX to the contrary, with respect to any claims for indemnification related to the matters identified on Section 9.2(a)(iii) of the Seller Disclosure Schedules, the Purchaser Indemnified Parties shall have the right at their sole discretion (but not the obligation) to retain or assume the defense or control of any response relating to such matters (but the Indemnifying Party may nonetheless participate in such defense with its own counsel and at its own expense), including the disclosure, investigation, negotiation, performance and settlement thereof (provided, that the Purchaser Indemnified Parties shall not consent to a settlement or compromise of, or the entry of any judgment arising from, such matters without the Indemnifying Party’s prior written consent unless such settlement or judgment does not involve any injunctive or other equitable relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnifying Party or any of its Affiliates and expressly unconditionally releases the Indemnifying Party and its Affiliates from all Liabilities with respect to such matter). If the Purchaser Indemnified Parties do not assume the defense and control of such matters, the Indemnifying Party shall be entitled to control such defense. In connection with such defense and control, the controlling party shall (i) keep the non-controlling party reasonably informed relating to the progress of such defense and control (including providing the noncontrolling party with copies of all material plans and reports prior to submission to any Governmental Entity and providing the non-controlling party with a reasonable opportunity to review and comment on such plans and reports) and otherwise use reasonable efforts to timely respond to inquiries by the noncontrolling party regarding the matters; and (ii) provide the noncontrolling party with reasonable advance notice of any meetings with any Governmental Entity or any other relevant adverse third party and unless the Governmental Entity or adverse third party objects, provide the non-controlling party with a reasonable opportunity to attend such meetings.

Section 9.5. Exclusive Remedy and Release. Purchaser and Seller acknowledge and agree that, except as set forth in any other Transaction Document and except with respect to any matter relating to Taxes (which shall be governed exclusively by Article VI), any matter covered by Section 2.9, or to any claim for Fraud and without limiting the parties’ respective rights to specific performance under Section 10.6, following the Closing, (x) the indemnification provisions of Section 9.3 shall be the sole and exclusive remedies of Seller with respect to matters specifically set forth therein and all other matters and (y) and the indemnification provisions of Section 9.2 shall be the sole and exclusive remedies of Purchaser with respect to matters specifically set forth therein and the R&W Insurance Policy shall be the sole and exclusive remedy of Purchaser with respect to all other matters (including the breach of any representation or warranty contained herein), in each case of the foregoing clause (x) and (y), for any Covered Losses and any other losses and Liabilities (including any Covered Losses and any other losses and Liabilities from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that such party hereto may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement, including any breach of any representation or warranty in this Agreement by any party hereto, or any failure by any party hereto to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Without limiting the generality of the foregoing and in furtherance thereof, the parties hereto hereby irrevocably waive (i) any right of rescission of this Agreement, and (ii) other than as provided in the foregoing, any claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement, following the Closing, whether predicated on common law, statute, strict liability, or otherwise, that in either case (i) or (ii) they may otherwise have or to which they may become entitled.

Section 9.6. Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Covered Losses shall be net of any third-party insurance or indemnity, contribution or similar proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if third-party insurance or indemnification, contribution or similar proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds (net of any expenses incurred to recover such amounts and any resulting increase in premiums) shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), and the Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery under all insurance and indemnity, contribution or similar provisions covering such Covered Loss to the same extent as it would if such Covered Loss were not subject to indemnification hereunder. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third party insurers and any third parties that do not have any material ongoing relationship with Purchaser, its Affiliates or the Business with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party upon the written request of the Indemnifying Party.

Section 9.7. Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement (including this Article IX), neither party hereto shall be liable to the other party hereto or its Affiliates, whether in contract, tort (including negligence and strict liability) or otherwise, at law or in equity, and “Covered Losses” shall not include any amounts for (a) any consequential, special, incidental, indirect or similar damages (including lost profits, diminution of value, or damages calculated on multiple of earnings or other metrics approaches), in each case except to the extent reasonably foreseeable or payable to a third party or (b) any punitive damages except to the extent payable to a third party.

Section 9.8. Mitigation. Each of the parties hereto agrees to use its reasonable best efforts to mitigate its respective Covered Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Covered Losses that are indemnifiable hereunder.

ARTICLE X

GENERAL PROVISIONS

Section 10.1. Entire Agreement. This Agreement and the other Transaction Documents, and the Schedules and Exhibits hereto and thereto, the Guaranty, and the Confidentiality Agreement, along with the Seller Disclosure Schedules and Purchaser Disclosure Schedules, constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter. Neither party hereto shall be liable or bound to the other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein and therein.

Section 10.2. Assignment. Neither this Agreement nor any of the rights and obligations hereunder may be assigned or transferred by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party hereto; provided that (i) the rights and obligations of Purchaser may be assigned to any of its Affiliates and (ii) the rights (but not the obligations) of Purchaser may be assigned to the Debt Financing Sources as collateral security, but no such assignment shall relieve Purchaser of any of its obligations under this Agreement or enlarge or alter such obligations. Any attempted assignment in violation of this Section 10.2 shall be void. Subject to the two preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. For the avoidance of doubt, any assignment by Purchaser of its rights to acquire any Purchased Assets permitted by this Section 10.2 shall not impact whether any such applicable Purchased Assets are acquired directly through asset transfers or indirectly through the transfer of equity interests in Purchased Companies, in each case as set forth in this Agreement, including Section 5.13 of the Seller Disclosure Schedule.

Section 10.3. Amendments and Waivers. Subject to Section 10.13, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that the other party was or is obligated to comply with or perform. Such waiver or failure to insist on strict compliance with such term or provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.

Section 10.4. No Third-Party Beneficiaries. Subject to Section 10.13, this Agreement, together with the other Transaction Documents and the Exhibits and Schedules hereto and thereto are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 10.5. Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of an email transmission (receipt confirmation requested), and shall be directed to the address set forth below (or at such other address or email address as such party shall designate by like notice):

(i) if to Purchaser,

BCP Acquisitions LLC

c/o Brookfield Capital Partners LLC

250 Vesey Street, 15th Floor

New York, New York 20181

Attention:	Mark Weinberg
Ron Bloom
Email:	mark.weinberg@brookfield.com
ron.bloom@brookfield.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:	Leonard Kreynin
Harold Birnbaum
Email:	leonard.kreynin@davispolk.com
harold.birnbaum@davispolk.com

(ii) if to Seller,

Johnson Controls International plc

5757 North Green Bay Avenue

Milwaukee, Wisconsin 53209

E-mail: CO-General.Counsel@jci.com

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:	Alan M. Klein
Elizabeth A. Cooper
Email:	aklein@stblaw.com
ecooper@stblaw.com

Section 10.6. Specific Performance.

(a) Subject to Section 8.2 and the remainder of this Section 10.6, the parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions, and accordingly, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. The parties hereto acknowledge and agree that prior to the Closing, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party hereto or to enforce specifically the terms and provisions of this Agreement to prevent breaches of, and enforce compliance with, this Agreement, or in the case of Seller, to cure breaches of those covenants of Purchaser that require Purchaser to use its reasonable best efforts to obtain the Financing (including, to the extent required, Alternative Financing), enforce its rights under the Commitment Letters and satisfy the conditions to the Closing set forth in Article VII, including complying with and performing its covenants and agreements herein, including the covenants set forth in Section 5.1 and Section 5.16.

(b) Notwithstanding Section 10.6(a) or anything in this Agreement to the contrary, and subject in all respects to this Section 10.6, it is acknowledged and agreed that (i) Seller shall be entitled to enforce or seek to enforce specifically Purchaser’s obligation to cause all or any portion of the Equity Financing to be funded or otherwise cause Purchaser to take action to consummate the Equity Financing or to pay all or any portion of the Closing Purchase Price, solely in the event that each of the following conditions has been satisfied: (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied at the date specified to be the Closing Date in accordance with Section 2.3 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing or require deliveries or are tested at the time of Closing, provided that such conditions are capable of being satisfied at the Closing), (B) Purchaser fails to complete the Closing at the date specified to be the Closing Date in accordance with Section 2.3, (C) the Debt Financing (including any Alternative Financing that has been obtained in accordance with Section 5.16(b)) has been funded or will be funded pursuant to the commitments thereto (or, if such Debt Financing has been funded into escrow, such funds have been or will be released from escrow) at the Closing if the Equity Financing is funded at the Closing (provided that Purchaser shall not be required to draw down the Equity Financing or consummate the Closing if the Debt Financing is not in fact funded at the Closing) and (D) Seller has irrevocably confirmed in writing to Purchaser that, if specific performance is granted and the Equity Financing and the Debt Financing (including any Alternative Financing that has been obtained in accordance with Section 5.16(b)) are funded, then Seller will take all such actions in its power to cause the Closing to occur (and Seller has not revoked, withdrawn or modified such confirmation); and (ii) in no event shall Seller be entitled to, or permitted to seek, specific performance directly against any Debt Financing Source; provided that nothing in this Section 10.6 shall prevent Seller from seeking and obtaining specific performance against (x) the Guarantor under the Guaranty to the extent expressly permitted under, and in accordance with, the terms and conditions set forth therein and herein or (y) Purchaser to cause Purchaser to use its reasonable best efforts to obtain the Financing (including, to the extent required, Alternative Financing), including by enforcing its rights under the Commitment Letters against any Debt Financing Source.

(c) The parties further agree that (x) by seeking the remedies provided for in this Section 10.6, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that the remedies provided for in this Section 10.6 are not available or otherwise are not granted, and (y) nothing set forth in this Section 10.6 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 10.6 prior to or as a condition to exercising any termination right under Article VIII (and/or receipt of any amounts due pursuant to Section 8.2), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 10.6 or anything set forth in this Section 10.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII, or pursue any other remedies under this Agreement that may be available then or thereafter. Subject to compliance with Section 8.2 and the remainder of this Section 10.6, each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief in accordance with this Section 10.6 on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.

(d) If Seller brings an Action for specific performance pursuant to this Section 10.6, and a court of competent jurisdiction determines that Purchaser breached this Agreement in connection with its failure to effect the Closing in accordance with this Agreement, but such court declines to enforce specifically the obligations of Purchaser to effect the Closing in accordance with this Agreement, then, in addition to the right of Seller to terminate this Agreement pursuant to Article VIII, Seller shall be entitled to pursue all applicable remedies at law, including seeking payment of the Termination Fee and other damages, subject in all cases to Section 8.2.

Section 10.7. Governing Law and Jurisdiction. Subject to Section 10.13, this Agreement and its enforcement, and any controversy arising out of or relating to the making or performance of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to Delaware’s principles of conflicts of law. In addition, each of the parties hereto (a) submits to the exclusive personal jurisdiction of the Delaware Court of Chancery, in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated hereby; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any Proceeding relating to this Agreement or the Transaction or the other transactions contemplated hereby in any court other than the Delaware Court of Chancery; and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, that (x) any such Proceeding (i) is brought in an inconvenient forum, (ii) should be transferred or removed to any court other than the above-named court or (iii) should be stayed by reason of the pendency of some other proceeding in any court other than the above-named court, or (y) this Agreement or the subject matter hereof may not be enforced in or by the above-named court. Each party hereto agrees that service of process upon such party in any such Proceeding shall be effective if notice is given in accordance with Section 10.5.

Section 10.8. Waiver of Jury Trial. SUBJECT TO SECTION 10.13, EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH (INCLUDING IN CONNECTION WITH THE DEBT FINANCING) OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION

PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS (INCLUDING IN CONNECTION WITH THE DEBT FINANCING). NO PARTY HERETO WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.8. NO PARTY HERETO HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.8 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.9. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Transaction and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.10. Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more such counterparts have been signed by each party hereto and delivered (by e-mail or otherwise) to the other party. Signatures to this Agreement transmitted by electronic mail in “portable document format” (“pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 10.11. Expenses. Except as otherwise expressly provided herein, whether or not the Closing takes place, and except as set forth otherwise in this Agreement, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 10.12. Interpretation; Absence of Presumption. It is understood and agreed that the specification of any Dollar amount in the representations and warranties or covenants contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is or is not material for purposes of this Agreement. Nothing herein (including the Seller Disclosure Schedules and the Purchaser Disclosure Schedules) shall be deemed an admission by either party hereto or any of its Affiliates, in any Proceeding or Action, that such party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract. Notwithstanding any materiality or “Material Adverse Effect” qualifications in any of the representations and warranties of Seller or Purchaser in this Agreement, for administrative ease, certain items, information or other matters may be included in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules that are not necessarily limited to items, information or matters required to be disclosed by this Agreement to be reflected in the Seller Disclosure Schedules or Purchaser Disclosure Schedules, as applicable, considered by Seller to be material to the Business (including the Purchased Companies) or the financial condition or results of operations of the Business (including the Purchased Companies) or considered by Seller or Purchaser to reasonably be expected to have a Business Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. Nothing contained in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules is intended to broaden the scope of any representation or warranty contained in this Agreement. The fact that any item, information or other matter has been included, referred to or disclosed in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules (i) shall not be construed to establish, in whole or in part, any standard of the extent disclosure is required (including any standard of materiality), for purposes of such schedules; (ii) does not represent a determination by Seller or Purchaser, as applicable, that such item did not arise in the ordinary course of business; and (iii) shall not constitute an admission or indication by Seller or Purchaser, as applicable, that such disclosure is required to be made pursuant to any of the representations and warranties contained in this Agreement. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “Dollars” or “$” shall mean U.S. dollars, and whenever conversion of values to or from any currency other than U.S. Dollars for a particular date or period shall be required, such conversion shall be made using the closing rate provided by Bloomberg as of 10:00 a.m. Brussels time on the last Business Day of the calendar month prior to the applicable date or dates; (e) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including without limitation,” unless otherwise specified; (f) the word “or” means “and/or”; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (j) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the other Transaction Documents and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the parties hereto or thereto, as applicable, and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Documents; (k) a reference to any Person includes such Person’s successors and permitted assigns; (l) any reference to “days” means calendar days unless Business Days are expressly specified; (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (n) whenever this Agreement requires any party hereto to take or not take any actions, such requirement shall be deemed to include a requirement of such party to cause each of its Subsidiaries to take or not take such action, as applicable.

Section 10.13. Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, Seller and each Seller Related Party, on behalf of itself and its Subsidiaries, hereby: (i) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Source, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of New York)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon Seller or its Subsidiaries in any such Action or proceeding shall be effective if notice is given in accordance with Section 10.5, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law all rights of trial by jury in any Action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature, (vii) agrees that no Debt Financing Source will have any liability to any Seller Related Party (other than Purchaser and its Affiliates) in connection with this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of Purchaser against the Debt Financing Sources with respect to the Debt Financing or any of the transactions contemplated hereby or any services thereunder), and (viii) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section

10.13 and such provisions and the definition of “Debt Financing Sources”, “Debt Financing Sources Related Parties” and “Seller Related Party” (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) shall not be amended in any way adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources. For purposes of this Section 10.13, “Debt Financing Sources” includes all Debt Financing Sources Related Parties.

Section 10.14. Non-Recourse. Notwithstanding anything to the contrary in this Agreement, this Agreement may only be enforced against, and any Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as parties to this Agreement and none of the former, current and future Affiliates, directors, officers, managers, employees, advisors, Representatives, shareholders, members, managers, partners, successors and assigns of any party hereto or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, Representative, shareholder, member, manager, partners, successor and assign of any of the foregoing (collectively, “Related Parties”) that is not a party hereto shall have any Liability for any Liabilities of the parties hereto for any Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith, none of the parties hereto shall have any rights of recovery in respect hereof against any Related Party that is not a party hereto and no personal Liability shall attach to any Related Party that is not a party hereto through any party hereto or otherwise, whether by or through attempted piercing of the corporate veil, by or through a Proceeding (whether in tort, contract or otherwise) by or on behalf of a party hereto against any Related Party that is not a party hereto, by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise. Notwithstanding anything to the contrary in this Section 10.14, nothing in this Section 10.14 shall be deemed to limit any Liabilities of, or claims against, any party to any Transaction Document or serve as a waiver of any right on the part of any party to such Transaction Document to initiate any Proceeding permitted pursuant to, and in accordance with the specific terms of such Transaction Document.

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IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

JOHNSON CONTROLS INTERNATIONAL PLC

By:	/s/ George R. Oliver
Name:	George R. Oliver
Title:	Chairman and CEO

[Signature Page to Stock and Asset Purchase Agreement]

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

BCP ACQUISITIONS LLC

By:	/s/ Mark Weinberg
Name:	Mark Weinberg
Title:	Managing Partner

By:	/s/ Ron Bloom
Name:	Ron Bloom
Title:	Vice Chairman & Managing Partner

[Signature Page to Stock and Asset Purchase Agreement]